    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 5, 2000



                                                      REGISTRATION NO. 333-89773

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM F-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            COMMTOUCH SOFTWARE LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                ISRAEL                                  7389                              NOT APPLICABLE
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)                IDENTIFICATION NO.)

                                6 HAZORAN STREET
                      POLEG INDUSTRIAL PARK, P.O. BOX 8511
                             NETANYA 42504, ISRAEL
                               011-972-9-863-6888
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                          C/O COMMTOUCH SOFTWARE INC.

                   JAMES E. COLLINS, CHIEF FINANCIAL OFFICER
                         3945 FREEDOM CIRCLE, SUITE 400
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 653-4358
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                        OF AGENT FOR SERVICE OF PROCESS)

                                   COPIES TO:


       LIOR O. NUCHI               AARON M. LAMPERT              KEITH DOLLIVER           FRANCIS J. FEENEY, JR.
        DAWN L. JUDD             NOGA DEVESCERI SPIRA        MICROSOFT CORPORATION           DAVID M. BARBASH
     VENRICE R. PALMER         NASCHITZ, BRANDES & CO.         ONE MICROSOFT WAY       HUTCHINS, WHEELER & DITTMAR
   IRENE SONG SHARKANSKY            5 TUVAL STREET             REDMOND, WA 98052        A PROFESSIONAL CORPORATION
     MCCUTCHEN, DOYLE,          TEL AVIV 67897 ISRAEL                                       101 FEDERAL STREET
    BROWN & ENERSEN, LLP                                                               BOSTON, MASSACHUSETTS 02110
     3150 PORTER DRIVE
    PALO ALTO, CA 94304


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        CALCULATION OF REGISTRATION FEE



----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS                                                   PROPOSED MAXIMUM         PROPOSED
OF SECURITIES                                        AMOUNT TO BE      OFFERING PRICE      MAXIMUM AGGREGATE        AMOUNT OF
BEING REGISTERED                                      REGISTERED         PER UNIT(2)        OFFERING PRICE     REGISTRATION FEE(3)
----------------------------------------------------------------------------------------------------------------------------------
 ordinary shares, NIS 0.05 nominal value per
 share...........................................    1,344,086(1)          $21.25             $28,561,828           $7,940(4)
----------------------------------------------------------------------------------------------------------------------------------
 warrant to purchase 1,136,000 ordinary shares...         --                 --                   --                   --
----------------------------------------------------------------------------------------------------------------------------------
 ordinary shares issuable upon exercise of
  warrant........................................     1,136,000            $21.25             $24,140,000           $6,711(4)
----------------------------------------------------------------------------------------------------------------------------------
 additional ordinary shares registered in Amend-
  ment No. 1.....................................     707,965(5)           $37.69             $26,681,431           $7,044(6)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------



(1) Consists of 896,057 ordinary shares being registered on behalf of Go2Net, Inc. and 448,029 ordinary shares being registered on behalf of Vulcan Ventures Incorporated as Selling Securityholders hereunder. In addition, a warrant to purchase 1,136,000 ordinary shares, and the shares underlying the warrant, are being registered on behalf of Go2Net, the holder of the warrant, as Selling Securityholder.



(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) and (g) based on the average of the high and low prices of the Company's ordinary shares as reported on the Nasdaq National Market System on October 19, 1999. In addition to the ordinary shares and warrant set forth in the table, the amount to be registered includes an indeterminate number of ordinary shares issuable upon exercise of or in respect of the warrant, as such number may be adjusted as a result of stock splits, stock dividends and antidilution provisions (including adjustments to the exercise price) in accordance with Rule 416.



(3) Pursuant to Rule 457(c) and (g), calculated on the basis of 1,344,086 shares offered by the Selling Securityholders plus 1,136,000 shares issuable upon exercise of the warrant being registered hereby.



(4) Fee previously paid at the time of filing the registration statement, October 27, 1999.



(5) Shares being registered on behalf of Microsoft Corporation as a Selling Securityholder.



(6) Supplemental filing fee paid by wire on January 4, 2000 for additional 707,965 shares being registered hereby. The fee was estimated solely for the purpose of computing the amount of the supplemental registration fee for the additional shares pursuant to Rule 457(c) and (g) based on the average of the high and low prices of the Company's ordinary shares as reported on the Nasdaq National Market System on December 29, 1999.

COMMTOUCH SOFTWARE LTD.


2,052,051 ORDINARY SHARES

WARRANT TO PURCHASE 1,136,000 ORDINARY SHARES
1,136,000 ORDINARY SHARES ISSUABLE UPON EXERCISE OF WARRANT

                                                                            LOGO
--------------------------------------------------------------------------------


     As we describe further below under "Plan of Distribution," Go2Net, Inc., Vulcan Ventures Incorporated and Microsoft Corporation, the Selling Securityholders identified in this prospectus, are selling up to 2,052,051 of our ordinary shares. Go2Net is also selling a warrant and 1,136,000 ordinary shares which may be acquired upon exercise of the warrant. These securities may be offered from time to time by the Selling Securityholders through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. The Selling Securityholders will receive all of the proceeds from this offering and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the securities. We will pay the expenses of registration of this offering. The Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The shares sold hereby and the shares issuable upon exercise of the warrant are subject to lock-up periods which expire January 10, 2000 (June 29, 2000, in the case of Microsoft). Because of the lock-up periods, the Selling Securityholders have no present intention to sell the ordinary shares, or the warrant, until after expiration of their respective lock-up periods.


     The ordinary shares and warrant are being offered by the Selling Securityholders subject to prior sale and subject to their right to reject offers in whole or in part and to certain other conditions.


     Our ordinary shares are currently traded on the Nasdaq National Market under the symbol "CTCH." On January 4, 2000, the last reported sales price of an ordinary share on the Nasdaq National Market was $44.00 per share.


     The Selling Securityholders may be deemed to be "underwriters" within the meaning of the Securities Act and any profits realized by them may be deemed to be underwriting commissions. Any broker-dealers that participate in the distribution of ordinary shares or the warrant also may be deemed to be "underwriters," as defined in the Securities Act, and any commissions or discounts paid to them, or any profits realized by them upon the resale of any securities purchased by them as principals, may be deemed to be underwriting commissions or discounts under the Securities Act. The sale of the ordinary shares and the warrant is subject to the prospectus delivery requirements of the Securities Act.

     The ordinary shares and the warrant offered hereby have been registered pursuant to registration rights granted to the Selling Securityholders by the Company.

     Our initial public offering occurred on July 16, 1999.
--------------------------------------------------------------------------------


     THIS INVESTMENT INVOLVES RISK.  SEE "RISK FACTORS" BEGINNING ON PAGE 5.


--------------------------------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF ANYONE'S INVESTMENT IN THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     The Israel Securities Authority has granted Commtouch an exemption from the obligation to publish an Israeli prospectus relating to this offering. This exemption shall not be construed as a determination that this prospectus is truthful or complete or as an expression of opinion as to the securities offered.



              THE DATE OF THIS PROSPECTUS IS  __________  , 2000.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, ORDINARY SHARES AND THE WARRANT ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR ORDINARY SHARES OR THE WARRANT.

                           -------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    5
Use of Proceeds.............................................   16
Market for Ordinary Shares..................................   16
Dividend Policy.............................................   16
Capitalization..............................................   17
Selling Securityholders.....................................   18
Selected Consolidated Financial Information.................   19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   21
Business....................................................   32
Management..................................................   49
Certain Transactions........................................   59
Principal Shareholders......................................   63
Description of Share Capital................................   66
Shares Eligible for Future Sale.............................   72
U.S. Tax Considerations Regarding Ordinary Shares Acquired
  by U.S. Taxpayers.........................................   74
Israeli Taxation and Investment Programs....................   78
Conditions In Israel........................................   83
Plan of Distribution........................................   85
Legal Matters...............................................   86
Experts.....................................................   86
ISA Exemption...............................................   86
Where You Can Find More Information.........................   87
Enforceability of Civil Liabilities.........................   87
Index to Consolidated Financial Statements..................  F-1

                                    SUMMARY

     The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider in making an investment. Therefore, you should also read the more detailed information set out in this prospectus, including the Consolidated Financial Statements and the Notes thereto.


COMMTOUCH


     We are a leading global provider of email and other messaging services. Our flexible and highly customizable solutions enable us to satisfy the different email and messaging needs of a wide range of business partners, including websites of all sizes and businesses worldwide. We provide a full-featured, branded Web-based email service that enhances online brand image, promotes website usage and creates the opportunity to generate additional revenues from advertising and direct marketing online. For businesses, we provide email and communication services to employees and online customers, thereby increasing communication, brand awareness and revenue opportunities.

     Email is one of the most widely used applications on the Internet and has become a significant communications medium. International Data Corporation, or IDC, projects that email traffic in the United States will increase from 1.2 billion messages per day in 1997 to 8.0 billion messages per day in 2002. Further, Web-based email, which is email accessed over the Internet using a browser program, is one of the fastest growing categories of email. With the dramatic growth of international Internet usage, websites and businesses worldwide are seeking to differentiate themselves online.


     We have been providing our Web-based email and other messaging services since January 1998. As of September 30, 1999, we had over 137 business partners offering our Web-based email from their sites. Our business partners include Excite, Go2Net, FortuneCity, Microsoft, Talk City and Nippon Telephone and Telegraph. Through our business partners' sites we serve approximately 5.7 million active emailboxes. In November 1998, we launched our ZapZone Network service, which enables sites to provide email to their end users at no cost. As of September 30, 1999, we had registered approximately 150,000 sites through the ZapZone Network service, and were serving approximately 902,000 ZapZone Network emailboxes. Our comprehensive email and messaging services offer the following benefits:


     - Extensive email features. Our services are easy to use, and include a broad set of email capabilities.

     - Ability to support hundreds of millions of emailboxes. We can support hundreds of millions of emailboxes across millions of domains while maintaining a highly reliable service.

     - Customization. Our business partners use our proprietary customization tool to make the look and feel of their Web-based email interface consistent with their own brand image.

     - Increased website usage. Our services increase the frequency and duration of users' visits to our partners' websites.

     - Online marketing capabilities. Our business partners and third parties selling goods and services online can leverage our services and the demographic information of our end users to conduct one-to-one direct marketing and targeted advertising campaigns.

     - Rapidly deployable and cost-effective solutions. Our solutions can be quickly implemented and can save our partners the significant costs of developing and maintaining an email service in-house.

     - Extensive Language Capabilities. Our email services are available in 18 languages. Additionally, we can support more than one language on any of our business partners' websites.



     Our initial public offering occurred on July 16, 1999. In that offering, we sold to the public a total of 3,450,000 of our ordinary shares including the exercise of the underwriters' overallotment option to acquire 450,000 ordinary shares. At the same time, in a private transaction we sold 896,057 shares to Go2Net and 448,029 shares to Vulcan Ventures Incorporated at a price equal to the initial public offering price less the underwriting discount. In addition, we issued a warrant to Go2Net to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share. On October 26, 1999, we issued a warrant to Microsoft Corporation to purchase 707,965 ordinary shares at an exercise price of $28.25 per share. On December 29, 1999, Microsoft exercised the warrant and now holds 707,965 shares. The ordinary shares and the Go2Net warrant are being offered for sale by their holders under this prospectus.


OFFICE LOCATION

     Our principal executive offices are located at 6 Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel, where our telephone number is 011-972-9-863-6888, and 3945 Freedom Circle, Santa Clara, California 95054, where our telephone number is (408) 653-4330. Our website addresses are www.commtouch.com, www.zzn.com and www.prontomail.com. The information contained on our websites is not a part of this prospectus.

                                  THE OFFERING


Ordinary shares offered.......   2,052,051 shares



Warrant to purchase shares....   1,136,000 shares



Shares available on exercise
  of warrant..................   1,136,000



Ordinary shares to be
outstanding after the public
  offering....................   15,802,131 shares


Use of Proceeds...............   The Company will not receive any of the
                                 proceeds from the sale of the shares or the warrant by the Selling Securityholders in this offering.

NASDAQ National Market
  Symbol......................   CTCH


     Except as set forth in the Consolidated Financial Statements included as part of this prospectus and as otherwise specified, all information in this prospectus (except for the information set forth above regarding the ordinary shares offered and the ordinary shares to be outstanding after the offering, which includes the 707,965 shares acquired by Microsoft on December 29, 1999) is based on the number of shares outstanding as of September 30, 1999, and:



     - assumes the issuance of 651,307 ordinary shares upon the assumed net exercise at an assumed share price of $30 per share of the in-the-money warrant to purchase 1,136,000 ordinary shares issued to Go2Net, concurrently with the initial public offering, at an exercise price of $12.80 per share subject to adjustment as set forth in the warrant;


     - with respect to financial information, is reported in U.S. dollars;

and does not include:


     - 1,097,180 ordinary shares issuable upon exercise of outstanding options under our stock option plans and stock option agreements as of September 30, 1999 at a weighted average exercise price of $5.88 per share;



     - 3,231,300 ordinary shares available for future grant or issuance under our stock option plans as of September 30, 1999;



     - 664,880 ordinary shares issuable upon exercise of options granted to officers and directors as of September 30, 1999 at a weighted average exercise price of $5.96 per share; and



     - the issuance of 4,860 ordinary shares upon exercise of a warrant held by an investor in Commtouch at an exercise price of $3.61 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



     The following tables set forth our summary consolidated financial data. The information set forth for the three and nine months ended September 30, 1998 and 1999 is unaudited. You should read the following information together with our Consolidated Financial Statements and the Notes thereto beginning on page F-1 of this prospectus, the information under "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                   THREE MONTHS           NINE MONTHS
                                        YEAR ENDED                    ENDED                  ENDED
                                       DECEMBER 31,               SEPTEMBER 30,          SEPTEMBER 30,
                               -----------------------------    ------------------    -------------------
                                1996       1997       1998       1998       1999       1998        1999
                               -------    -------    -------    -------    -------    -------    --------
Consolidated Statement of
  Operations Data:
Revenues:
  Email services.............  $    --    $    --    $   389    $   130    $ 1,117    $   221    $  2,015
  Software licenses,
    Maintenance and
    Services.................    3,134        899         --         --         --         --          --
                               -------    -------    -------    -------    -------    -------    --------
         Total revenues......    3,134        899        389        130      1,117        221       2,015
  Operating loss.............   (1,237)    (3,405)    (4,025)    (1,022)    (7,056)    (2,896)    (12,718)
  Net loss...................   (1,282)    (3,473)    (4,351)    (1,050)    (6,479)    (3,010)    (12,406)
  Net loss per share -- basic
    and diluted..............    (0.66)     (2.40)     (3.00)     (0.72)     (0.51)     (2.07)      (2.25)
  Weighted average number of
    shares -- basic and
    diluted..................    1,934      1,450      1,450      1,450     12,719      1,450       5,510



     The following data is presented:



     - on an actual basis; and



     - on a pro forma basis to give effect to the exercise on December 29, 1999 of a warrant granted to Microsoft on October 26, 1999, to purchase 707,965 ordinary shares resulting in aggregate cash proceeds of approximately $20 million.





                                                               SEPTEMBER 30, 1999
                                                              --------------------
                                                              ACTUAL     PRO FORMA
                                                              -------    ---------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $67,708    $ 87,708
Working capital.............................................   76,326      98,226
Total assets................................................   83,948     105,848
Long-term liabilities.......................................      465         465
Shareholders' equity........................................   80,228     102,128

                                  RISK FACTORS

     You should carefully consider the following risk factors before you decide to buy our ordinary shares or the warrant. You should also consider the other information in this prospectus. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our ordinary shares to decline, and you could lose part or all of your investment.

RISKS RELATING TO THE COMPANY

BECAUSE WE HAVE A LIMITED OPERATING HISTORY AS A WEB-BASED EMAIL SERVICE PROVIDER, IT IS DIFFICULT TO EVALUATE OUR PROSPECTS


     We commenced operations in 1991, but we began commercially selling Web-based email services only in 1998 after changing our strategic focus from the sale and service of stand-alone email client software products for mainframe and personal computers. This change required us to adjust our business processes and to restructure Commtouch to become a Web-based email service provider. Therefore, we have only a limited operating history as a provider of Web-based email services upon which you can evaluate our business and prospects.


WE HAVE A HISTORY OF LOSSES AND MAY NEVER ACHIEVE PROFITABILITY


     We incurred net losses of approximately $1.3 million in 1996, $3.5 million in 1997 and $4.4 million in 1998 and $12.4 million in the nine months ended September 30, 1999. As of September 30, 1999, we had an accumulated deficit of approximately $24.1 million. We have not achieved profitability in any period, and we expect to continue to incur net losses for the foreseeable future.


     We have invested heavily in technology and infrastructure development. We expect to continue to spend substantial financial and other resources on developing and introducing new service offerings and expanding our sales and marketing organizations, strategic relationships and operating infrastructure. We expect that our expenses will continue to increase in absolute dollars. If our revenues do not correspondingly increase, our operating results and financial condition will be negatively affected. We may never attain sufficient revenues to achieve profitability. If we do achieve profitability, we may not sustain or increase profitability in the future. This may, in turn, cause our stock price to decline.

WE HAVE A STRATEGIC ALLIANCE RELATIONSHIP WITH GO2NET PURSUANT TO WHICH WE

ISSUED THE WARRANT TO GO2NET THAT DILUTED OUR SHAREHOLDERS, BUT WE MAY NOT

REALIZE SUBSTANTIAL REVENUES OR OTHER BUSINESS BENEFITS FROM THIS TRANSACTION


     We have a strategic alliance that was entered into between Go2Net and our U.S. subsidiary, Commtouch Software, Inc., simultaneously with the closing of the initial public offering. Pursuant to this transaction, we entered into a Customized Web-Based Email Service Agreement with Go2Net pursuant to which we share revenues from advertising and premium services offered to Go2Net's end users through our email service. The terms of this agreement are substantially the same as our commercial agreements with other business partners except that we have agreed to share a materially greater portion of our advertising revenues with Go2Net than we are sharing under other similar agreements. As part of this transaction, we issued to Go2Net a warrant to purchase up to 1,136,000 ordinary shares at an exercise price of $12.80 per share. This warrant is exercisable at any time until it expires on July 16, 2004. We agreed to register these shares, the warrant and the shares issuable upon exercise of the warrant with the Securities and Exchange Commission by February 1, 2000. Exercise of the warrant will cause existing investors significant dilution. However, we may not realize any revenues or any other business benefits from this strategic alliance transaction with Go2Net because we and Go2Net may not be able to sell significant amounts of advertising and premium services to Go2Net's end users pursuant to our Web-based email services. In the future, we may have to issue in the money warrants to acquire our ordinary shares to business partners who provide us with a large base of potential end users. We may also have to provide these business partners with more favorable commercial terms than we have previously provided to our business partners. The issuance of in the money warrants and the grant of more favorable terms to business partners may further dilute our shareholders, increase our operating loss in the future and cause our stock price to fall.



WE HAVE A STRATEGIC ALLIANCE RELATIONSHIP WITH MICROSOFT CORPORATION PURSUANT TO WHICH WE ISSUED THE WARRANT TO MICROSOFT THAT DILUTED OUR SHAREHOLDERS, BUT WE MAY NOT REALIZE SUBSTANTIAL REVENUES OR OTHER BUSINESS BENEFITS FROM THIS TRANSACTION



     Commtouch's U.S. subsidiary, Commtouch Software, Inc., and Microsoft Corporation entered into an Email Services Agreement dated October 26, 1999. Under this agreement, Commtouch Software, Inc. will customize, host and maintain email services for Microsoft websites in the U.S. and internationally. Microsoft will pay one-time fees for the set-up and customization of the email service for each website as well as quarterly service fees for the email service based on the number of mailboxes hosted. The term of the agreement shall continue for 12 months after the first commercial distribution date of the email service and Microsoft may extend the initial term on a quarterly or annual basis upon 60 days prior written notice. The agreement may be terminated by Microsoft for convenience upon 90 days' prior written notice, or by either party upon a material breach by the other party upon the terms specified in the agreement. In connection with the agreement, Commtouch issued to Microsoft a warrant, exercisable until December 29, 1999, to purchase 707,965 of Commtouch's ordinary shares at an exercise price of $28.25 per share for an aggregate exercise price of approximately $20,000,000. On December 29, 1999, Microsoft exercised the warrant and now holds 707,965 ordinary shares.


OUR FUTURE EMAIL SERVICES REVENUES ARE UNPREDICTABLE AND OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE AND FLUCTUATIONS COULD ADVERSELY AFFECT THE VALUE OF YOUR INVESTMENT

     Because we have a limited operating history in the provision of Web-based email services and because of the emerging nature of the markets in which we compete, our revenue is unpredictable. Our current and future expense levels are to a large extent fixed. We may be unable to adjust spending quickly to compensate for any revenue shortfall, and any significant revenue shortfall would have an immediate negative effect on our results of operations and stock price.

     A number of factors, many of which are enumerated in this "Risk Factors" section, are likely to cause fluctuations in our operating results. Other factors which may cause such fluctuations include:

     - the size, timing and fulfillment of orders for our email services;

     - our mix of service offerings, including our ability to successfully implement new services;

     - pricing of our services; and

     - effectiveness of our customer support.

     Because of these factors, period-to-period comparisons of our operating results are not a good indication of our future performance. It is likely that our operating results in some quarters will be below market expectations.

IF THE MARKET FOR OUR WEB-BASED EMAIL SERVICES DOES NOT GROW RAPIDLY, WE WILL FAIL TO GENERATE REVENUES

     Our success will depend on the widespread acceptance and use of Web-based email by our customers as a means to increase the value of their services or as a means of communication. The market for Web-based email services is new and rapidly evolving. We cannot estimate the size or growth rate of the potential market for our service offerings. If the market for Web-based email fails to grow or grows more slowly than we currently anticipate, our business will suffer dramatically. Even if that market grows, our service may not achieve broad market acceptance. Since we have only recently introduced our services, we do not have sufficient experience to evaluate whether they will achieve broad market acceptance. Also, because all of our revenue is derived directly or indirectly from our Web-based email solutions, if that market does not grow, our business will likely fail.

EVEN IF OUR EMAIL SERVICES ARE SUCCESSFUL WITH OUR BUSINESS PARTNERS, WE MAY NOT DERIVE REVENUE FROM THE USERS OF THE EMAILBOXES, WHICH WOULD PREVENT OUR BUSINESS FROM GROWING

     Even if our services are a success with our business partners, we will not succeed if we do not derive revenue from the email users that our business partners give us access to. We plan to derive revenue from these email users by selling advertisements that the email users will see, by selling premium email services to the users and by selling access to the email users for direct marketing purposes. If one or more of these revenue sources is not successful, we will not succeed. To date, we have generated little revenue from these potential revenue sources and they may not be successful. Advertisers and direct marketers may not accept email as a means of placing advertisements and conducting direct marketing. Email users may not want to receive direct marketing materials. Also, email users may not want to pay for premium services, especially since some of these services may be obtained elsewhere for free. Additionally, in order for these potential revenue streams to be successful, our business partners will have to successfully market them to their end users who use our emailboxes. Many of these business partners have little or no experience with such marketing and may not be successful at it.


     Our ability to generate revenues from the emailbox base that our business partners bring to us also depends on the emailboxes being used on a regular basis. On an ongoing basis, many of our end users will not regularly use their emailboxes, and a significant number will cease using our service each month.


WE DEPEND ON OUR BUSINESS PARTNER RELATIONSHIPS, WHICH ARE BASED ON RELATIVELY SHORT TERM, NONEXCLUSIVE AGREEMENTS, AND THE LOSS OF ONE OR MORE BUSINESS PARTNERS COULD HARM OUR BUSINESS

     Our ability to increase revenues depends upon successful marketing of our services through new and existing business partners. Our agreements with our business partners generally can be terminated for any or for no reason after the first year. The agreements with our business partners are non-exclusive and do not restrict them from introducing competing services. Also, some of our relationships allow termination earlier than one year if we do not provide a specified level of service. Loss of one or a few key business partners to a competitive solution could damage our reputation and hurt our ability to develop new relationships. This could prevent new relationships with business partners as well as with marketing partners. If we fail to develop new relationships or if our business partners terminate or do not renew their contracts with us, our business will suffer, as we will lose potential revenue from the lost business partners and from their underlying base of email users. One of our business partners, Talk City, accounts for 20 percent of the emailboxes we currently host. Another business partner, Excite, accounted for 54 percent of our revenues in 1998.


WE HAVE MANY ESTABLISHED COMPETITORS WHO ARE OFFERING THE SAME OR SIMILAR SERVICES, INCLUDING MICROSOFT, AND WE WILL NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST THEM IF THEY PROVIDE SUPERIOR SERVICES AT BETTER PRICES

     The market for Web-based email services is intensely competitive and we expect it to be increasingly competitive. Increased competition could result in pricing pressures, reduced operating margins and loss of market share, any of which could cause our business to suffer. Many of our current and potential competitors have longer operating histories, larger end user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. These competitors may enter into strategic or commercial relationships with larger, more established and better-financed companies. In addition to competing with companies that develop and maintain in-house services, we compete with email service providers, such as USA.NET, Mail.com and Critical Path, and email software companies, such as Microsoft, Software.com, Inc. and Lotus Development Corporation. Microsoft currently offers free Web-based email through its Hotmail website and has a dominant market share. In addition, Internet service providers, such as AOL (and its subsidiary, Netscape), provide Web-based email services to a large number of end users.

     Some of our competitors provide a variety of Web-oriented services, such as Internet access, browser software, homepage design and hosting, in addition to email. The ability of these competitors to offer a broader suite of complementary services may give them a considerable advantage over us in accessing customers, meeting customer needs and minimizing the effect that performance of a single product will have on their business. Some of our competitors may offer services at or below cost. In the future, as we expand our service offerings, we expect to encounter increased competition in the development and delivery of these services.

IF WE DO NOT EXPAND OUR SALES AND MARKETING ORGANIZATION WE WILL NOT BE ABLE TO INCREASE OUR REVENUES


     Our ability to increase our revenues will depend on our ability to successfully expand our sales and marketing organization. The complexity of our Internet messaging services and the emerging nature of the Web-based email market require highly trained sales and marketing personnel to educate prospective business partners regarding the use and benefits of our services. The majority of our sales and marketing personnel have only recently joined Commtouch and have limited experience working together. Our Vice President, Marketing has only worked with us since March 1999. It will take time for these employees to learn how to market our solutions and to be integrated into our sales organization. Some of them may not succeed in making this transition. Additionally, we are beginning to roll out a significant number of services that we have no experience marketing and will rely on these services to produce a substantial portion of our revenues in the future. As a result of these factors, our sales and marketing organization may not be able to compete successfully against the bigger and more experienced sales and marketing organizations of our competitors.


WE ARE EXPERIENCING RAPID INTERNAL GROWTH WHICH HAS AND LIKELY WILL STRAIN OUR MANAGEMENT RESOURCES


     We recently began to expand our operations rapidly and intend to continue this expansion. The number of our employees increased from 38 on September 30, 1998 to 45 on December 31, 1998 and to 131 on September 30, 1999. This expansion has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. To manage any further growth, we will need to improve or replace our existing operational, customer service and financial systems, procedures and controls.


THE LOSS OF OUR KEY EMPLOYEES WOULD ADVERSELY AFFECT OUR ABILITY TO MANAGE OUR BUSINESS, THEREFORE CAUSING OUR OPERATING RESULTS TO SUFFER AND THE VALUE OF YOUR INVESTMENT TO DECLINE

     Our success depends on the skills, experience and performance of our senior management and other key personnel, many of whom have worked together for only a short period of time. The loss of the services of any of our senior management or other key personnel, including Gideon Mantel, our Chief Executive Officer, Isabel Maxwell, the President of our subsidiary, and Amir Lev, our Chief Technical Officer, could materially and adversely affect our business. We do not have long-term employment agreements with any of our senior management or other key personnel. We cannot prevent them from leaving at any time. We do not maintain key-person life insurance policies on any of our employees.

BECAUSE OUR BUSINESS IS BASED ON COMMUNICATIONS AND MESSAGING SERVICES, WE ARE SUSCEPTIBLE TO SYSTEM INTERRUPTIONS AND CAPACITY CONSTRAINTS, WHICH COULD HARM OUR BUSINESS AND REPUTATION

     Our ability to successfully receive and send our end users' email messages and provide acceptable levels of service largely depends on the efficient and uninterrupted operation of our computer and communications hardware and network systems and those of our outsourced hosting service. We do not possess insurance to cover losses caused by unplanned system interruptions and software defects. In the past, we have experienced some interruptions in our email service. We believe that these interruptions will continue to occur from time to time. These interruptions may be due to hardware failures, unsolicited bulk email (also known as "spam"), operating system failures, inadequate Internet infrastructure capacity, and other mechanical and human causes. We expect to experience occasional, temporary capacity constraints due to sharply increased traffic, which may cause unanticipated system disruptions, slower response times, impaired quality and degradation in levels of customer service. If we experience frequent or long system interruptions that reduce our ability to provide email services, we may have fewer users of our email services. In addition, we have entered into service agreements with some of our business partners that require minimum performance standards. If we fail to meet these standards, our business partners could terminate their relationships with us.

     We must continue to expand and adapt our network infrastructure to changing requirements and increasing numbers of end users. The expansion and adaptation of our network infrastructure will require substantial financial, operational and managerial resources. The ability of our network to continue to connect and manage an expanding number of partners, end users and messages at high transmission speeds is unproven and uncertain. We face risks related to our network's ability to operate with higher use levels while maintaining expected performance levels.

WE ARE A RELATIVELY SMALL COMPETITOR IN THE ELECTRONIC MESSAGING INDUSTRY, AND AS A RESULT, WE MAY NOT HAVE THE RESOURCES TO ADAPT TO THE CHANGING TECHNOLOGICAL REQUIREMENTS AND THE SHIFTING CONSUMER PREFERENCES OF OUR INDUSTRY

     The Internet messaging industry is characterized by rapid technological change, changes in end user requirements and preferences, and the emergence of new industry standards and practices that could render our existing services and proprietary technology obsolete. Our success depends, in part, on our ability to continually enhance our existing email and messaging services and to develop new services, functions and technology that address the increasingly sophisticated and varied needs of our prospective business partners. The development of proprietary technology and necessary service enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may not be able to use new technologies effectively or adapt our services to business partner or end user requirements or emerging industry standards. Also, in addition to addressing changing technologies and end user needs, we must also do so more quickly than our competition.


OUR SERVICES MAY BE ADVERSELY AFFECTED BY SOFTWARE DEFECTS, WHICH COULD CAUSE OUR BUSINESS PARTNERS OR END USERS TO STOP USING OUR SERVICES

     Our service offerings depend on complex software. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current services or enhancements until after they are deployed. Although we have not experienced any material software defects to date, it is possible that, despite testing by us, defects may exist in the software we use. These defects could cause service interruptions that could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could cause our business to suffer. Some of our services are based on software provided by third parties. We have no control over the quality of such software.

WE RELY ON THE INTEGRITY OF OUR NETWORK SECURITY, WHICH MAY BE SUSCEPTIBLE TO BREACHES THAT COULD HARM OUR REPUTATION AND BUSINESS

     A fundamental requirement for online communications is the secure transmission of confidential information over public networks. Third parties may attempt to breach our security or that of our business partners. Despite our implementation of third party encryption technology and network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be liable to our business partners and their end users for any breach in our security. Also, such a breach could harm our reputation and consequently our business. We may also be required to expend significant capital and other resources to license encryption technology and additional technologies to protect against security breaches or to alleviate problems caused by any breach. Our failure to prevent security breaches could have a material adverse effect on our business and operating results. To our knowledge, we have not experienced a security breach of our system.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, WE COULD LOSE OUR INTELLECTUAL PROPERTY RIGHTS OR BE LIABLE FOR SIGNIFICANT DAMAGES

     We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees and business partners to protect our proprietary rights. Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. Although we have not filed any patent applications, we may seek to patent certain software or other technology in the future. Any such future patent applications may not be issued with the scope of the claims we seek, or at all. We cannot be certain that our software does not infringe issued patents that may relate to our software products. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products.

     Despite our precautions, unauthorized third parties may copy certain portions of our technology or reverse engineer or obtain and use information that we regard as proprietary. End user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of some jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology.

     Our ZapZone Network service allows webmasters to select the email service name of their choice (although we reserve the right to eliminate their account or to change their email service name). There is, therefore, the possibility that they will select email service names that may infringe the rights of others. We have received several complaints about ZapZone Network service webmasters' registered email service names and we have referred these complainants directly to the ZapZone Network service subscribers who are allegedly engaging in the infringing activities.

WE MAY HAVE LIABILITY FOR EMAIL CONTENT AND WE MAY NOT HAVE ADEQUATE LIABILITY INSURANCE


     As a provider of email services, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials transmitted via email. We do not and cannot screen all of the content generated by end users, and we could be exposed to liability with respect to this content. Some foreign governments, such as the government of Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. Although we carry general and professional liability insurance coverage, our insurance may not adequately protect us from such claims. Any imposition of liability, particularly liability that is not covered by insurance, or is in excess of insurance coverage, could damage our reputation and hurt our business and operating results, or could result in criminal penalties.


GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES COULD IMPAIR THE GROWTH OF THE INTERNET AND DECREASE DEMAND FOR OUR SERVICES OR INCREASE OUR COST OF DOING BUSINESS

     There are currently few laws and regulations directly applicable to the Internet and commercial email services. However, a number of laws have been proposed involving the Internet, including laws addressing user privacy, pricing, content, copyright, antitrust, distribution and characteristics and quality of products and services. Further, the growth and development of the market for email may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. The adoption of additional laws or regulations, or the application of existing laws or regulations to the Internet, may impair the growth of the Internet or commercial online services. This could decrease the demand for our services and increase our cost of doing business, or otherwise harm our business and operating results.

     On October 20, 1999, The Federal Trade Commission ("FTC") issued the final rule to implement the Children's Online Privacy Protection Act of 1998 (COPPA). The main goal of the COPPA and the rule is to protect the privacy of children using the Internet. Publication of the rule means that, as of April 21, 2000, certain commercial Web sites must obtain parental consent before collecting, using, or disclosing personal information from children under 13.

     The statute and rule apply to commercial websites and online services directed to, or that knowingly collect information from, children under 13. To inform parents of their information practices, these sites will be required to provide notice on the site and a separate notification to parents about their policies with respect to the collection, use and disclosure of children's personal information. With certain statutory exceptions, sites will also have to obtain "verifiable parental consent" before collecting, using or disclosing personal information from children. The rule will become effective on April 21, 2000, giving websites six months to come into compliance with the rule's requirements. A websites operator must post a clear and prominent link to a notice of its information practices on its home page and at each area where personal information is collected from children. The notice must state the name and contact information of all operators, the types of personal information collected from children, how such personal information is used, and whether personal information is disclosed to third parties. The notice also must state that the operator is prohibited from conditioning a child's participation in an activity on the child's disclosing more personal information than is reasonably necessary. In addition, the notice must state that the parent can review and have deleted the child's personal information, and refuse to permit further collection or use of the child's information. The COPPA regulations could reduce our ability to engage in direct marketing. The cost to the Company of complying with the new requirements is not known but is not expected to have a material effect upon operating results or financial condition.


WE MAY NEED ADDITIONAL CAPITAL AND RAISING ADDITIONAL CAPITAL MAY DILUTE EXISTING SHAREHOLDERS


     We believe that our existing capital resources will enable us to maintain our current and planned operations for at least the next 12 months. However, we may be required to raise additional funds due to unforeseen circumstances. If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Such financing may not be available in sufficient amounts or on terms acceptable to us and may cause dilution to existing shareholders. Also, we may raise additional capital in the future by issuing securities that have superior rights and preferences to our ordinary shares. We have issued registration rights for the shares and warrant being offered in this prospectus. If we are unable to cause the registration statement for this offering to become effective by February 1, 2000, the exercise price for the warrant shares will be reduced to $10.51 per share. If the exercise price is reduced, upon exercise of the warrant our shareholders will experience additional dilution, as more shares will be issued for less consideration.


IF WE OR ANY OF OUR VENDORS DO NOT ADEQUATELY ADDRESS "YEAR 2000" ISSUES, WE MAY INCUR SIGNIFICANT UNANTICIPATED EXPENSES TO REMEDY ANY RESULTING PROBLEMS, AND OUR BUSINESS AND REPUTATION COULD SUFFER


     The "Year 2000" issue is the result of computer programs and embedded hardware systems having been developed using two digits rather than four to define the applicable year. These computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations, causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities. As a result, many companies' computer systems may need to be upgraded or replaced in order to comply with the Year 2000 requirements. We have tested our internally developed software and have made it Year 2000 compliant. Many of our business partners maintain their Internet operations on commercially available operating systems that may be impacted by Year 2000 complications. In addition, we rely on third-party vendors for certain software and hardware included within our services, which may not be Year 2000 compliant. Failure of our internal computer systems or third-party equipment or software, or of systems maintained by our suppliers, to operate properly with regard to the year 2000 and thereafter, could require us to incur significant unanticipated expenses to remedy any problems and could cause system interruptions and loss of data. Any of these events could harm our reputation, business and operating results.



AFTER THE LOCK-UP AGREEMENTS EXPIRE, A SIGNIFICANT NUMBER OF ADDITIONAL SHARES WILL BECOME FREELY TRADABLE, WHICH MAY REDUCE THE PER SHARE TRADING PRICE OF OUR STOCK



     We had 15,094,166 ordinary shares outstanding as of September 30, 1999 (assuming net exercise of the warrant issued to Go2Net). All the shares sold in the initial public offering, including shares issued upon the exercise of the underwriters' overallotment option, are freely tradable. The remaining 11,644,166 ordinary shares outstanding, including the ordinary shares and the warrant shares being offered in this prospectus and the warrants outstanding (assuming net exercise of such warrants) are subject to lockup agreements that prohibit the sale of the shares for 180 days after the date of the initial public offering prospectus. That prospectus was dated July 13, 1999 and the 180 day period expires January 10, 2000. Immediately after the 180-day lockup period, 6,839,948 of the outstanding ordinary shares will become available for sale. The remaining ordinary shares will become available at various times thereafter upon the expiration of one-year holding periods. In addition, Microsoft has agreed not to sell, pledge or otherwise dispose of its 707,965 shares (or any other of our ordinary shares which it may acquire) until after June 29, 2000. Sales of a substantial number of ordinary shares in the public market after this offering or after the expiration of the lockup and holding periods could cause the market price of our ordinary shares to decline.


PURCHASERS OF OUR ORDINARY SHARES MAY SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION

     The offering price of the shares may be substantially higher than the book value per share of our ordinary shares. Some elements of our market value do not originate from measurable transactions. Therefore, there is not a corresponding rise in "book," or historical cost accounting, value for our rise in market value, if any. Examples of these elements include the perceived growth prospects of our core commercial market, perceived growth prospects of our Web-based email services and our perceived competitive position within the market for Web-based email services. Purchasers of the ordinary shares or the warrant will experience immediate dilution to the extent the purchase price of the shares, or the exercise price of the warrant, is lower than the pro forma net tangible book value per share of ordinary shares. Purchasers may also experience additional dilution upon the exercise of outstanding stock options.

OUR DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS WILL BE ABLE TO EXERT SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING SHAREHOLDER APPROVAL AND COULD DELAY OR PREVENT A CHANGE OF CONTROL


     Our directors and affiliates of our directors (excluding Go2Net and Vulcan), our executive officers and our shareholders who currently own over five percent of our ordinary shares beneficially own approximately 40.0 percent of our outstanding ordinary shares. If they vote together, these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch.



     Go2Net and Vulcan Ventures beneficially own approximately 16.2% of our outstanding ordinary shares (assuming exercise of all warrants, including the warrant offered in this prospectus). Vulcan Ventures is a significant shareholder of Go2Net. Accordingly, Go2Net will be able to significantly influence and possibly exercise control over most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control. Go2Net and Vulcan also have the right to name one director to our Board as long as they continue to hold at least 25% of the shares being offered under this prospectus and the shares available on exercise of the Go2Net warrant. They have named Thomas Camp to the Board under this provision. In addition, conflicts of interest may arise as a consequence of Go2Net's control relationship with us, including:

     - conflicts between Go2Net, as our controlling shareholder, and our other shareholders, whose interests may differ with respect to, among other things, our strategic direction or significant corporate transactions;

     - conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by Go2Net, on the other hand; or

     - conflicts related to existing or new contractual relationships between us, on the one hand, and Go2Net and its other affiliates, on the other hand.

RISKS RELATING TO OPERATIONS IN ISRAEL

WE HAVE IMPORTANT FACILITIES AND RESOURCES LOCATED IN ISRAEL, WHICH HAS HISTORICALLY EXPERIENCED SEVERE ECONOMIC INSTABILITY AND MILITARY AND POLITICAL UNREST

     We are incorporated under the laws of the State of Israel. Our principal research and development facilities are located in Israel. Although substantially all of our sales currently are being made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm our business, operating results and financial condition.

     Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980's, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries since Israel's establishment. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, we cannot predict whether or in what manner these problems will be resolved.


     In addition, certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. Commtouch has operated effectively under these requirements since its inception. We cannot predict the effect of these obligations on Commtouch in the future.



     Inflation in Israel and devaluation of the NIS could impact our financial results. Although Israel has substantially reduced the rates of inflation and devaluation in recent years, they are still relatively high and we could be harmed by inflation or devaluation. If inflation rates in Israel increase again and hurt Israel's economy as a whole, our operations and financial condition could suffer. Moreover, residents and non-residents of Israel are subject to income tax on certain income (including cash dividends) and capital gains derived from sources in Israel. Israeli residents are also taxable on foreign source capital gain. The tax treaty between Israel and the United States provides for a maximum tax of 25 percent in Israel on dividends paid to residents of the United States and for withholding at a rate of

15 percent with respect to dividends paid by a company from an Approved Enterprise, as discussed below. This assumes that the United States resident is not doing business in Israel.


ISRAELI COURTS MIGHT NOT ENFORCE JUDGMENTS RENDERED OUTSIDE OF ISRAEL AND IT MIGHT THEREFORE BE DIFFICULT FOR AN INVESTOR TO RECOVER ANY JUDGMENT AGAINST ANY OF OUR OFFICERS OR DIRECTORS RESIDENT IN ISRAEL


     We are organized under the laws of Israel, and we maintain significant operations in Israel. Certain of our officers and directors named in this prospectus reside outside of the United States. Therefore, you might not be able to enforce any judgment obtained in the U.S. against us or any of such persons. You might not be able to bring civil actions under U.S. securities laws if you file a lawsuit in Israel. However, we have been advised by our Israeli counsel that, subject to certain limitations, Israeli courts may enforce a final judgment of a U.S. court for liquidated amounts in civil matters after a hearing in Israel. We have appointed Commtouch Software Inc., our U.S. subsidiary, as our agent to receive service of process in any action against us arising out of this offering. We have not given our consent for our agent to accept service of process in connection with any other claim and it may therefore be difficult for an investor to effect service of process against us or any of our non-U.S. officers, directors and experts relating to any other claims. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.



PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE DIFFICULT AN ACQUISITION OF COMMTOUCH, WHICH COULD PREVENT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR STOCK



     Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of Commtouch. The Israeli Companies Ordinance, which governs Israeli corporations, does not contain provisions that deal specifically with a merger that allows for the elimination of minority shareholders. Various provisions that deal with "arrangements" between a company and its shareholders have been used, however, to effect squeeze-out mergers. These generally require that the merger be approved by at least 75 percent of the shareholders present and voting on the proposed merger, at a shareholders meeting that has been called on at least 21 days' advance notice. In addition to shareholder approval, court approval of the merger is required, which entails further delay and the need to obtain a discretionary approval. Alternatively, the acquiror can cause minority shareholders to sell their shares if it acquires at least 90 percent of all outstanding shares (excluding shares held by the acquiror prior to the acquisition) and none of the minority shareholders successfully seeks to block the acquisition in court. The new Israeli Companies Law, which will come into effect on February 1, 2000, does address squeeze-out mergers but does not significantly modify these requirements.


     The new Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the new Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. Here too there is an exception, if someone else is already a majority shareholder of the company. Since regulations implementing these new rules have not yet been promulgated, we do not know to what extent or how these rules will apply to Israeli companies that are publicly traded outside of Israel.


     Finally, Israeli tax law treats certain acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his Commtouch shares for shares in a foreign corporation to immediate taxation.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares and warrant by the Selling Securityholders in this offering.

                           MARKET FOR ORDINARY SHARES


     The Company's ordinary shares are quoted on the Nasdaq National Market under the symbol CTCH. There is no non-United States trading market for the shares. There are 87 record holders of ordinary shares, of which approximately 50 represented United States record holders holding approximately 45% of the outstanding ordinary shares of the Company. The Company believes that some beneficial holders of its ordinary shares hold in nominee or street name, and that there may be more than 4,653 beneficial holders. On January 4, 2000 the last reported sales price of an ordinary share on the Nasdaq National Market was $44.00 per share.


                                DIVIDEND POLICY

     We have never paid cash dividends to our shareholders and we currently do not intend to pay dividends for the foreseeable future. We intend to reinvest earnings in the development and expansion of our business. We may only pay cash dividends in any fiscal year out of profits, as determined under Israeli law. The declaration of any final cash dividend requires shareholder approval. Shareholders may reduce, but not increase, the amount of dividends from the amount proposed by the Board of Directors.


     Because of Commtouch's investment programs' Approved Enterprise status, the payment of dividends by Commtouch may subject Commtouch to certain Israeli taxes to which it would not otherwise be subject. The tax exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting Commtouch to taxes only upon the complete liquidation of Commtouch. If Commtouch decides to distribute cash dividends out of income that has been exempt from tax, the income out of which the dividend is distributed will be subject to Israeli corporate tax (currently 25%). We have decided to reinvest the amount of tax exempt income derived from our Approved Enterprise and not to distribute such income as dividends. (For a description of our Approved Enterprise status, please see "Israeli Taxation and Investment Programs.")

                                 CAPITALIZATION



     The following table sets forth the capitalization of Commtouch as of September 30, 1999:



     The following data is presented:



     - on an actual basis; and



     - on a pro forma basis to give effect to the exercise on December 29, 1999 of a warrant granted to Microsoft on October 26, 1999, to purchase 707,965 ordinary shares resulting in aggregate cash proceeds of approximately $20 million.



                                                               SEPTEMBER 30, 1999
                                                              ---------------------
                                                               ACTUAL     PRO FORMA
                                                              --------    ---------
                                                                 (IN THOUSANDS)
Long-term liabilities less current portion..................  $    465    $    465
Shareholders' equity:
  Ordinary shares, NIS 0.05 par value; 40,000,000 shares
     authorized, 14,442,859 shares issued and outstanding;
     15,150,824 shares issued and outstanding pro forma as
     adjusted...............................................       204         213
  Additional paid-in capital................................   111,844     133,735
  Deferred compensation.....................................    (6,551)     (6,551)
  Notes receivable from shareholders........................    (1,225)     (1,225)
  Unrealized holding gains..................................        39          39
  Accumulated deficit.......................................   (24,083)    (24,083)
                                                              --------    --------
       Total shareholders' equity...........................    80,228     102,128
                                                              --------    --------
       Total capitalization.................................  $ 80,693    $102,593
                                                              ========    ========



     The number of ordinary shares to be outstanding after this offering does not include the following:



     - 1,097,180 ordinary shares issuable upon exercise of stock options outstanding under our stock option plans and stock option agreements as of September 30, 1999 at a weighted average exercise price of $5.88 per share;



     - 3,231,300 ordinary shares available for future grant or issuance under our stock option plans as of September 30, 1999;



     - 664,880 ordinary shares issuable upon exercise of options granted to officers and directors prior to September 30, 1999 at a weighted average price of $5.96;



     - 4,860 ordinary shares issuable upon exercise of a warrant at an exercise price of $3.61 per share; and



     - 1,136,000 ordinary shares issuable upon exercise of a warrant at an exercise price of $12.80 per share.

                            SELLING SECURITYHOLDERS

     The following table sets forth the names of the Selling Securityholders, the number of ordinary shares owned by each Selling Securityholder prior to this offering, the number of ordinary shares and the warrant being offered for the account of each Selling Securityholder and the number of ordinary shares to be owned by each Selling Securityholder after completion of this offering. This information is based upon information provided by the Selling Securityholders. Because the Selling Securityholders may offer all, some or none of their ordinary shares, no definitive estimate as to the number of shares that will be held by the Selling Securityholders after such offering can be provided.


                             SHARES BENEFICIALLY                                SHARES BENEFICIALLY
SELLING SECURITYHOLDER(1)  OWNED PRIOR TO OFFERING    SHARES BEING OFFERED    OWNED AFTER OFFERING(3)
-------------------------  -----------------------    --------------------    -----------------------
Go2Net...................         2,032,057(2)             2,032,057(2)                  0
Vulcan Ventures..........           448,029                  448,029                     0
Microsoft................           707,965                  707,965                     0


-------------------------

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Strategic Transactions" and "Certain
    Transactions -- Relationship with Go2Net" for a discussion of Go2Net's and Microsoft's customer relationships with the Company. Other than as described in those sections, none of the Selling Securityholders has, or within the past three years has had, any position, office, or other material relationship with the Company or any of its predecessors and affiliates.


(2) Figure includes 896,057 ordinary shares held directly and 1,136,000 ordinary shares available upon exercise of a warrant.

(3) Assumes the sale of all shares and the warrant and underlying shares offered hereby.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


     The selected consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the selected consolidated balance sheet data as of December 31, 1997 and 1998 have been derived from the Consolidated Financial Statements of Commtouch included elsewhere in this prospectus. The selected consolidated statement of operation data for the years ended December 31, 1994 and 1995 and the selected consolidated balance sheet data as of December 31, 1994, 1995 and 1996 have been derived from the Consolidated Financial Statements of Commtouch not included elsewhere in this prospectus. The selected consolidated statement of operations data for the three and nine months ended September 30, 1998 and 1999 and the consolidated balance sheet data at September 30, 1999 have been derived from unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that Commtouch considers necessary for a fair presentation of its financial position at such dates and the results of operations for those periods. Operating results for the three and nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. In addition, our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus.



                                                                                           THREE MONTHS         NINE MONTHS
                                                                                               ENDED               ENDED
                                                    YEAR ENDED DECEMBER 31,                SEPTEMBER 30,       SEPTEMBER 30,
                                         ---------------------------------------------   -----------------   ------------------
                                          1994     1995     1996      1997      1998      1998      1999      1998       1999
                                         ------   ------   -------   -------   -------   -------   -------   -------   --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Consolidated Statement of Operations
  Data:
Revenues
  Email services.......................  $   --   $   --   $    --   $    --   $   389   $   130   $ 1,117   $   221   $  2,015
  Software licenses, maintenance and
    services...........................     699    1,733     3,134       899        --        --        --        --         --
                                         ------   ------   -------   -------   -------   -------   -------   -------   --------
      Total revenues...................     699    1,733     3,134       899       389       130     1,117       221      2,015
Cost of revenues
  Email services.......................      --       --        --        --       569       166     1,325       310      2,371
  Software licenses, maintenance and
    services...........................     109      327       463       165        --        --        --        --         --
      Total cost of revenues...........     109      327       463       165       569       166     1,325       310      2,371
Gross profit (loss)....................     590    1,406     2,671       734      (180)      (36)     (208)      (89)      (356)
                                         ------   ------   -------   -------   -------   -------   -------   -------   --------
Operating expenses
  Research and development, net........     197      463     1,478     1,108     1,149       308       797       879      1,511
  Sales and marketing, net.............     956      832     1,965     2,202     2,001       509     2,006     1,474      3,562
  General and administrative...........     287      369       465       829       604       151     1,485       426      3,330
  Amortization of the prepaid marketing
    expenses relating to Go2Net
    warrant............................      --       --        --        --        --        --     1,464        --      1,464
  Amortization of stock-based employee
    deferred compensation..............      --       --        --        --        91        18     1,096        28      2,495
      Total operating expenses.........   1,440    1,664     3,908     4,139     3,845       986     6,848     2,807     12,362
                                         ------   ------   -------   -------   -------   -------   -------   -------   --------
Operating loss.........................    (850)    (258)   (1,237)   (3,405)   (4,025)   (1,022)   (7,056)   (2,896)   (12,718)
Interest and other income (expenses),
  net..................................     (65)     (62)      (45)      (68)     (326)      (28)      577      (114)       312
                                         ------   ------   -------   -------   -------   -------   -------   -------   --------
Net loss...............................  $ (915)  $ (320)  $(1,282)  $(3,473)  $(4,351)  $(1,050)  $(6,479)  $(3,010)  $(12,406)
                                         ======   ======   =======   =======   =======   =======   =======   =======   ========
Net loss per share -- basic and
  diluted..............................  $(0.43)  $(0.11)  $ (0.66)  $ (2.40)  $ (3.00)  $ (0.72)  $ (0.51)  $ (2.07)  $  (2.25)
                                         ======   ======   =======   =======   =======   =======   =======   =======   ========
Weighted average shares -- basic and
  diluted..............................   2,113    2,885     1,934     1,450     1,450     1,450    12,719     1,450      5,510
                                         ======   ======   =======   =======   =======   =======   =======   =======   ========

     The following data is presented on an actual basis:



                                                           DECEMBER 31,
                                            ------------------------------------------   SEPTEMBER 30,
                                            1994    1995     1996     1997      1998         1999
                                            -----   -----   ------   -------   -------   -------------
                                                                  (IN THOUSANDS)
Consolidated Balance Sheet Data:
Cash and cash equivalents.................  $   4   $  54   $  690   $   324   $   834      $67,708
  Working capital (deficit)...............   (555)   (734)     539    (1,264)   (1,440)      76,326
  Total assets............................    497     773    2,180     1,065     2,366       83,948
  Long-term liabilities...................    352     324      371       366       530          465
  Shareholders' equity (deficit)..........   (554)   (650)     777    (1,018)     (815)      80,228

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Commtouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus.


OVERVIEW


     We are a leading global provider of outsourced email and messaging solutions. Our flexible and highly customizable solutions enable us to satisfy the unique email and messaging needs of a wide range of customers, including Web-based companies, small websites and businesses worldwide. As of September 30, 1999, we had over 137 business partners offering our Web-based email from their sites. Our business partners include Excite, Go2Net, FortuneCity, Microsoft, Talk City and Nippon Telephone and Telegraph. Through our business partners' sites we serve approximately 5.7 million active emailboxes. In November 1998, we launched our ZapZone Network service, which enables small sites to provide email to their end users. As of September 30, 1999, we had registered approximately 150,000 sites through the ZapZone Network service, and were serving approximately 902,000 ZapZone Network emailboxes. Business partners may provide us with a large number of users but pay a relatively small minimum annual service fee. Consumers have historically been reluctant to pay for services on the Internet, and therefore end users may not be willing to pay for premium services. Since untargeted advertising on the Internet has not shown a significant success rate, advertisers may not be willing to pay us to provide banner advertising or direct e-marketing.


Business History and Transition

     Email Client Software Business (1991 - 1997). From 1991 to 1997, we generated all of our revenue from sales of software licenses, maintenance and service for stand-alone email client software for both mainframes and personal computers. In 1996, we generated approximately $3.1 million in revenues from such software licenses.

     Transition to Web-Based Email Services (1997). During 1996, the popularity of email at home and at work began to increase rapidly. Microsoft began bundling Outlook, its email client software, in "office suite" packages. At the same time, Netscape began to provide its email client software bundled in its Internet browser software. The entrance into the email client software market by both Microsoft and Netscape resulted in the rapid adoption of email as a mass-market communications channel. At the same time, use of the World Wide Web
(Web) began to expand rapidly, and the market for stand-alone email client software began to be dominated by companies which bundled such software with operating systems and/or browsers. We recognized an opportunity to leverage our technology and experience in developing email software to pursue the market created by these two rapidly growing phenomena: email and the Web. As a result, we redeployed the efforts of our existing research and development personnel and independent contractors to adapt the technology embedded in Pronto 96 for use as a Web-based email service. We ceased all stand-alone email software license sales during 1997, and as a result, revenues in 1997 decreased to $899,000. To further support our transition to providing Web-based email services, in 1997 we opened a marketing, sales and support office in Silicon Valley in order to have better access to Web-based business partners.

     Web-Based Email Service Business (January 1998 - Present). In January 1998, we began to offer email services to business partners. Our services allow our business partners to provide free Web-based email to their end users, thus enhancing the business partner's online presence, increasing the frequency and duration of visits to the partner's website and creating an opportunity for the business partner and us to generate advertising and direct e-marketing revenue through email. Meanwhile, we recognized that webmasters on small sites were seeking a method to promote their sites and offer email to their users. In November 1998, we launched our ZapZone Network service which enables small sites to provide email to their end users at no cost in a matter of minutes.

Revenue Sources

     Email Service Revenues. In 1998, our email service revenue was derived from service fees and setup and installation fees. Approximately 60.5% of our email service revenue resulted from contracts that provide for business partners to pay us minimum annual service fees. These agreements also typically provide for the business partner to pay us a share of revenues generated from the sale of banner advertisements on their email site. The minimum annual service fee is credited against the shared portion of the advertising revenue. Revenue from minimum annual service fees is recognized ratably over the contract term from the launch of the email site.

     Some of our contracts with business partners provide for email service fees based solely on a share of banner advertising revenue, with no minimum annual commitment. In 1998, revenues from these contracts represented approximately 21.0% of our email service revenue. Revenues from sharing advertising are recognized when such revenues are earned by our business partner.


     We anticipate that revenues from advertising will increase both in absolute dollars and as a percentage of total revenues. This is because we have recently attained a platform of approximately 5.7 million active emailboxes through our business partners and we believe that we now have a large enough user base to be attractive to advertisers and to generate additional advertising revenues by targeting the user demographic objectives of the advertiser. In addition, by aggregating demographic information garnered from small websites, the ZapZone Network service is providing us with an additional opportunity to focus advertising efforts in a targeted manner. We anticipate that combined service fees and advertising revenues shared by business partners will continue to be our major source of revenue in the future.



     The remaining 18.5% of email service revenues in 1998 consisted of setup and installation fees. We charge these fees in instances where the scope and complexity of the solution warrant such a fee. These revenues are recognized upon installation of the email site to which they relate. We expect that these revenues will increase in absolute dollars as such installations increase in number, but will decrease as a percentage of email service revenue in the future, because service fees and advertising revenues are expected to increase at a proportionally greater rate.



     Direct E-Marketing. In December 1998, we began to offer direct e-marketing opportunities to ecommerce vendors. Ecommerce vendors seek channels through which they can market goods and services. Because of our installed user base and our agreements with our business partners, we can assist ecommerce companies in marketing their products to end users who have opted to receive offers by email. We share with our business partners the revenues from this direct e-marketing, which are earned either on a per-message basis or as a commission on products sold. To date we have made these offerings available to only a limited number of users. However, we anticipate that direct e-marketing revenues will be a meaningful component of our revenues in the future.

INITIAL PUBLIC OFFERING



     On July 16, 1999, the Company completed its initial public offering and raised $70,786,000, net of underwriters' commissions, from the public offering (including the exercise of the underwriters' overallotment option) and the concurrent private placement of ordinary shares in connection with the strategic partnership with Go2Net and Vulcan Ventures (see "Strategic Transactions" below).



STRATEGIC TRANSACTIONS



     Concurrently with the sale of the shares in the initial public offering we entered into an agreement with Go2Net, a network of branded, technology- and community-driven websites focused on personal finance, commerce, and games. Go2Net also develops Web-related software. Pursuant to the agreement we will offer Go2Net's end users a private label email service, including our email, calendaring and other services. The services will be customized to the look and feel of Go2Net's websites. The terms of this agreement are substantially the same as our commercial agreements with other business partners except that we have agreed to share a materially greater portion of our advertising revenues with Go2Net than we are sharing under other similar agreements. In addition, in connection with the agreement, we issued to Go2Net a warrant to purchase 1,136,000 ordinary shares at a per share exercise price of $12.80, subject to adjustment as set forth in the warrant. The warrant is fully vested and non-forfeitable. The warrant will expire on July 16, 2004, the fifth anniversary of the initial public offering. The fair value of the warrant, estimated at $5.8 million, will be amortized to operating expenses ratably over the minimum term of the agreement, or one year. Simultaneously with the sale of the shares in the initial public offering, we sold 1,344,086 ordinary shares to Go2Net and Vulcan Ventures Incorporated at $14.88 per share in a private placement. In the future, we may have to issue in-the-money warrants to acquire our ordinary shares to business partners who provide us with a large base of potential end users. We may also have to provide these business partners with more favorable commercial terms than we have previously provided to our business partners. The issuance of in-the-money warrants and the grant of more favorable terms to business partners may further dilute our shareholders, increase our operating loss in the future and cause our stock price to fall.



     Commtouch's U.S. subsidiary, Commtouch Software, Inc., and Microsoft entered into an EMail Services Agreement dated October 26, 1999. Under this agreement, Commtouch Software, Inc. will customize, host and maintain email services for Microsoft websites in the U.S. and internationally. Microsoft will pay one-time fees for the set-up and customization of the email service for each website as well as quarterly service fees for the email service based on the number of mailboxes hosted. The term of the agreement shall continue for 12 months after the first commercial distribution date of the email service and Microsoft may extend the initial term on a quarterly or annual basis upon 60 days prior written notice. The agreement may be terminated by Microsoft for convenience upon 90 days' prior written notice, or by either party upon a material breach by the other party upon the terms specified in the agreement. In connection with the agreement, Commtouch issued to Microsoft a warrant, exercisable until December 29, 1999, to purchase 707,965 of Commtouch's ordinary shares at an exercise price of $28.25 per share for an aggregate exercise price of $20,000,000. On December 29, 1999, Microsoft exercised the warrant and now holds 707,965 ordinary shares. The fair value of the warrant, estimated at $1.9 million, is amortized to operating expenses over the minimum term of the agreement.

RESULTS OF OPERATIONS



     The following table sets forth financial data for the years ended December 31, 1996, 1997 and 1998 and for the three and nine months ended September 30, 1998 and 1999 (in thousands):



                                             YEAR ENDED               THREE MONTHS           NINE MONTHS
                                            DECEMBER 31,           ENDED SEPTEMBER 30,   ENDED SEPTEMBER 30,
                                     ---------------------------   -------------------   --------------------
                                      1996      1997      1998       1998       1999       1998       1999
                                     -------   -------   -------   --------   --------   --------   ---------
Revenues:
Email services.....................  $         $         $   389   $   130    $ 1,117    $   221    $  2,015
  Software licenses, maintenance
    and services...................    3,134       899        --        --         --         --          --
                                     -------   -------   -------   -------    -------    -------    --------
         Total revenues............    3,134       899       389       130      1,117        221       2,015
                                     -------   -------   -------   -------    -------    -------    --------
Cost of revenues:
  Email services...................       --        --       569       166      1,325        310       2,371
  Software licenses, maintenance
    and services...................      463       165        --        --         --         --          --
                                     -------   -------   -------   -------    -------    -------    --------
         Total cost of revenues....      463       165       569       166      1,325        310       2,371
                                     -------   -------   -------   -------    -------    -------    --------
  Gross profit (loss)..............    2,671       734      (180)      (36)      (208)       (89)       (356)
                                     -------   -------   -------   -------    -------    -------    --------
Operating expenses:
  Research and development, net....    1,478     1,108     1,149       308        797        879       1,511
  Sales and marketing..............    1,965     2,202     2,001       509      2,006      1,474       3,562
  General and administrative.......      465       829       604       151      1,485        426       3,330
  Amortization of the prepaid
    marketing expenses relating to
    the Go2Net warrant.............       --        --        --        --      1,464         --       1,464
  Amortization of stock-based
    employee deferred
    compensation...................       --        --        91        18      1,096         28       2,495
                                     -------   -------   -------   -------    -------    -------    --------
         Total operating
           expenses................    3,908     4,139     3,845       986      6,848      2,807      12,362
  Interest and other income
    (expenses), net................      (45)      (68)     (326)      (28)       577       (114)        312
  Operating loss...................   (1,237)   (3,405)   (4,025)   (1,022)    (7,056)    (2,896)    (12,718)
                                     -------   -------   -------   -------    -------    -------    --------
  Net loss.........................  $(1,282)  $(3,473)  $(4,351)  $(1,050)   $(6,479)   $(3,010)   $(12,406)
                                     =======   =======   =======   =======    =======    =======    ========



COMPARISON OF THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999



     Revenues. Email service revenues increased from $130,000 for the three months ended September 30, 1998 to $1,117,000 for the three months ended September 30, 1999. Email service revenues increased from $221,000 for the nine months ended September 30, 1998 to $2,015,000 for the nine months ended September 30, 1999. The key factor contributing to the growth of our email services revenues for the three and nine month periods ended September 30, 1999 is the increase in the number of business partners that have contracts that are generating revenue for us. As of September 30, 1999, we had backlog from minimum service fee contracts amounting to approximately $6,500,000, which will be recognized as revenue over future quarters.



     Cost of Revenues. Our cost of revenues increased from $166,000 for the three months ended September 30, 1998 to $1,325,000 for the three months ended September 30, 1999 and increased from $310,000 for the nine months ended September 30, 1998 to $2,371,000 for the nine months ended September 30, 1999 because of the increase in the number of business partners and one-time charges for headhunter fees. Cost of revenues consisted primarily of costs related to Internet data center services from a third-party provider, depreciation of equipment, Internet access, personnel and related costs. We expect cost of revenues to increase on an absolute basis, primarily as a result of an increase in our email service revenues, but to decrease as a percentage of email service revenues due to economies of scale.



     Research and Development Costs, Net. Research and development costs consist primarily of personnel and related costs, depreciation of equipment, supply costs and royalties paid to the Israeli Government for grants received in prior years for research and development activities. These royalties are paid at rates ranging from 3% to 5% of total revenues. We do not expect to receive further grants from the Israeli Government. Our research and development costs increased from $308,000 for the three months ended September 30, 1998 to $797,000 for the three months ended September 30, 1999 and from $879,000 for the nine months ended September 30, 1998 to $1,511,000 for the nine months ended September 30, 1999, due primarily to higher personnel and related costs. We expect that research and development costs, net, will increase in absolute dollar amounts due to increases in personnel costs related directly to new employees being hired to develop new service offerings, however such costs will decrease as a percentage of revenues.



     Sales and Marketing. Sales and marketing expenses consist primarily of personnel and related costs, public relations, direct sales efforts, including travel expenses, and royalties paid to the Israeli Government for grants received in prior years for marketing activities. Our sales and marketing expenses increased from $509,000 for the three months ended September 30, 1998 to $2,006,000 for the three months ended September 30, 1999 and increased from $1,474,000 for the nine months ended September 30, 1998 to $3,562,000 for the nine months ended September 30, 1999, due primarily to marketing and other costs to support the growth of our email service revenues. We expect sales and marketing expenses to increase significantly in the future in absolute dollar amounts due to increases in personnel costs related directly to new employees being hired to conduct sales to business partners and the related market support to further develop our brand. We expect that for the next several quarters, the increase in sales and marketing expenses will be somewhat proportionate to the increase in revenues. If we achieve significant revenue growth, we expect that sales and marketing expenses will start to decline as a percentage of total revenues as we hire additional personnel and continue to support and develop the email service business.



     General and Administrative. General and administrative costs consist primarily of personnel and related costs, professional services and facility costs. Our general and administrative expenses increased from $151,000 for the three months ended September 30, 1998 to $1,485,000 for the three months ended September 30, 1999, and increased from $426,000 for the nine months ended September 30, 1998 to $3,330,000 for the nine months ended September 30, 1999, due primarily to substantially higher personnel and related costs, facility costs, higher fees for outside professional services and other costs to support the growth of our email service revenues. We expect general and administrative costs to increase on an absolute basis due to increased personnel and related costs, higher facility costs associated with additional personnel and other costs necessary to support and develop the email service business. We expect that general and administrative expenses as a percentage of total revenues will start to decline in the next several quarters.



     Amortization of the Prepaid Marketing Expenses relating to Go2Net warrant. Amortization of the prepaid marketing expenses relating to the Go2Net warrant was $1,464,000 for the three months and nine months ended September 30, 1999. The prepaid marketing expense is being amortized using the straight line method over the one-year term of the contract.



     Amortization of Stock-based Employee Deferred Compensation. Our stock-based employee compensation expenses increased from $18,000 for the three months ended September 30, 1998 to $1,096,000 for the three months ended September 30, 1999 and from $28,000 for the nine months ended September 30, 1998 to $2,495,000 for the nine months ended September 30, 1999. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years, and was slightly higher in the third quarter of 1999 then decreasing in each successive quarter.



     Interest Income/(Expense) and Other Expense, Net. Our interest income/(expense) and other expense, net, decreased from a net expense of $28,000 for the three months ended September 30, 1998 to a net income of $577,000 for the three months ended September 30, 1999, due primarily to increased recognized costs of warrants granted to the Bank Lepituach Ha Taasia B'Israel Ltd. ("Bank Lepituach Ha Taasia") net of interest income earned from cash and cash equivalents since the initial public offering. In April 1999, we fully repaid the short-term bank line of credit to Bank Lepituach Ha Taasia, and they fully exercised all their warrants.



     Income Taxes. As of December 31, 1998, we had approximately $5.7 million of Israeli net operating loss carryforwards and $4.7 million of U.S. federal net operating loss carryforwards available to offset future taxable income. The U.S. net operating loss carryforwards will expire in various amounts in the years 2010 to 2016. The Israeli net operating loss carryforwards have no expiration date.



COMPARISON OF YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


     Revenues. In 1997, we ceased all sales of stand-alone email client software licenses, maintenance and services. Accordingly, revenue comparisons between 1996, 1997 and 1998 are not meaningful. In 1998, our email service revenues were $389,000, of which one customer, Excite, represented 54%. In the future, we expect revenues from Excite to decrease substantially as a percentage of email service revenue because the 1998 revenues from Excite included one-time payments for setup and installation. We had no email service revenue in 1997. Our revenues from software licenses and maintenance fees decreased from $3.1 million in 1996 to $899,000 in 1997 due to the change in our business model and the phasing out of our stand-alone email client software business.

     Cost of Revenues. In 1998, our cost of revenues was $569,000 and consisted primarily of costs related to Internet data center services from a third-party provider, depreciation of equipment, Internet access, personnel and related costs. We expect cost of revenues to increase on an absolute basis, primarily as a result of an increase in our email service revenues, but to decrease as a percentage of email service revenues due to economies of scale. We had no email service costs in 1996 and 1997. In 1996 and 1997, our costs of revenues were $463,000 and $165,000. These costs consisted of expenses related to the stand-alone email software business, including personnel and related costs, media duplication and product packaging. The decrease in cost of revenues in 1997 from 1996 was due to the change in our business model as we phased out our stand-alone email client software business.

     Research and Development Costs, Net. Research and development costs decreased from $1.5 million in 1996 to $1.1 million in 1997 because of $288,000 in off-setting royalty-bearing grants from the Israeli Government, recorded as a reduction of research and development costs. We have a contingent obligation to pay royalties at the rate of 3%-5% of total revenues. Our outstanding contingent obligation was approximately $411,000 as of December 31, 1998. Research and development costs in 1998 remained relatively unchanged from 1997. However, in 1998 we transferred several key research and development personnel into our operations group to support and maintain our newly developed Web-based email services infrastructure. Costs relating to these personnel were included in cost of revenues in 1998. We expect that research and development costs, net, will increase due to increased personnel and related costs associated with the accelerated development of new email service offerings.

     Sales and Marketing. Sales and marketing expenses were $2.0 million in 1996, $2.2 million in 1997 and $2.0 million in 1998. We have a contingent obligation to pay royalties to the Israeli Government for grants received in prior years for marketing activities at a rate of 3% of total revenue. This contingent obligation was approximately $121,000 at December 31, 1998.

     General and Administrative. General and administrative costs were $465,000 in 1996, $829,000 in 1997 and $604,000 in 1998. The increase in 1997 was primarily due to the write-off of $171,000 for receivables related to the phasing out of our stand-alone email client software license sales.

     Interest Expense and Other, Net. Interest expense and other, net, consists of interest payments and fair value of warrants granted in 1997 and 1998 in connection with a short-term bank line of credit. Interest expense and other expense, net, increased from $45,000 in 1996 to $68,000 in 1997 and to $326,000 in 1998. This increase in 1998 was due to a higher level of borrowing and change in the terms of the agreement with Bank Lepituach Ha Taasia to include the grant of warrants in addition to customary interest payments. In April 1999, we fully repaid that short-term bank line of credit.

     Income Taxes. As of December 31, 1998, we had approximately $5.7 million of Israeli net operating loss carryforwards and $4.7 million of U.S. federal net operating loss carryforwards available to offset future taxable income. The U.S. net operating loss carryforwards will expire in various amounts in the years 2010 to 2016. The Israeli net operating loss carryforwards have no expiration date.

QUARTERLY RESULTS OF OPERATIONS


     The following table sets forth certain unaudited quarterly statements of operations data for the five quarters ended September 30, 1999. This information has been derived from Commtouch's consolidated unaudited financial statements, which, in management's opinion, have been prepared on the same basis as the audited Consolidated Financial Statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period. Given the relatively small absolute dollar amounts in the operating results for each quarter presented below, non-periodic amounts accrued in one quarter cause significant fluctuations.

                                                            THREE MONTHS ENDED
                                      ---------------------------------------------------------------
                                      SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                          1998            1998         1999        1999       1999
                                      -------------   ------------   ---------   --------   ---------
                                                              (IN THOUSANDS)
Total email service revenues........     $   130        $   168       $   346    $   553     $ 1,117
Cost of email service revenues......         166            259           405        797       1,325
                                         -------        -------       -------    -------     -------
Gross loss..........................         (36)           (91)          (59)      (244)       (208)
                                         -------        -------       -------    -------     -------
Operating expenses:
  Research and development..........         308            270           307        407         797
  Sales and marketing...............         509            527           481      1,180       2,006
  General and administrative........         151            178           807        780       1,485
Amortization of the prepaid
  marketing Expenses relating to
  Go2Net warrant....................          --             --            --         --       1,464
Amortization of stock-based employee
  deferred compensation.............          18             63           386      1,013       1,096
                                         -------        -------       -------    -------     -------
          Total operating
             expenses...............         986          1,038         1,981      3,380       6,848
                                         -------        -------       -------    -------     -------
Operating loss......................      (1,022)        (1,129)       (2,040)    (3,624)     (7,056)
Interest and other income
  (expenses), net...................         (28)          (212)         (271)         6         577
                                         -------        -------       -------    -------     -------
Net loss............................     $(1,050)       $(1,341)      $(2,311)   $(3,618)    $(6,479)
                                         =======        =======       =======    =======     =======


FLUCTUATIONS IN QUARTERLY RESULTS

     We have incurred operating losses since inception, and we cannot be certain that we will achieve profitability on a quarterly or annual basis in the future. Our results of operations have fluctuated and are likely to continue to fluctuate significantly from quarter to quarter as a result of a variety of factors, many of which are outside of our control. A relatively large expense in a quarter could have a negative effect on our financial performance in that quarter. Additionally, as a strategic response to a changing competitive environment, we may elect from time to time to make certain pricing, service, marketing or acquisition decisions that could have a negative effect on our quarterly financial performance. Other factors that may cause our future operating results to fluctuate include, but are not limited to:

     - continued growth of the Internet and of email usage;

     - demand for Web-based email services;

     - our ability to attract and retain customers and maintain customer satisfaction;

     - our ability to upgrade, develop and maintain our systems and infrastructure;

     - the amount and timing of operating costs and capital expenditures relating to expansion of our business and infrastructure;

     - technical difficulties or system outages;

     - dollar/NIS exchange rate fluctuations;

     - the announcement or introduction of new or enhanced services by our competitors;

     - our ability to attract and retain qualified personnel with Internet industry expertise, particularly sales and marketing personnel;

     - the pricing policies of our competitors;

     - failure to increase our sales; and

     - governmental regulation relating to the Internet, and email in particular.

     In addition to the factors set forth above, our operating results will be impacted by the extent to which we incur non-cash charges associated with stock-based arrangements with employees and non-employees.

LIQUIDITY AND CAPITAL RESOURCES


     We have financed our operations principally from the sale of equity securities and to a lesser extent from bank loans and research and development and royalty-bearing marketing grants from the Israeli government. On July 16, 1999, we raised $70,786,000, net of underwriters commissions ($66,177,000 net of expenses), from our initial public offering (including the exercise of the underwriters' overallotment option) and the private placement of our ordinary shares in connection with the strategic partnership with Go2Net and Vulcan Ventures. As of September 30, 1999, we had $67,708,000 in cash and cash equivalents.



     Net cash provided by financing activities was $83,295,000 for the nine months ended September 30, 1999. Net cash used in operating activities was $7,447,000 for the nine months ended September 30, 1999. Net cash used for operating activities is comprised of net loss for the nine months, partially offset by depreciation, amortization expenses, increases in other accounts receivable and prepaid expenses. Net cash used in investing activities was $8,974,000 for the nine months ended September 30, 1999. These investing activities consisted of purchases of property and equipment and purchases of available for sale securities.



     As of September 30, 1999, we had net working capital of $76,326,000. The short-term bank line of credit was repaid in April 1999. Through March 31, 1999, we issued to Bank Lepituach Ha Taasia warrants to purchase 96,340 ordinary shares. Bank Lepituach Ha Taasia exercised the warrants in the second quarter of 1999.



     In the first quarter of 1999, we issued Series C Convertible Preferred Shares to investors resulting in net proceeds of $5.3 million. In the second quarter of 1999, we issued to investors Convertible Promissory Notes which later converted into 42,081 Series D Convertible Preferred Shares resulting in net proceeds of approximately $13.2 million. All of our convertible preferred shares automatically converted into ordinary shares upon the closing of our initial public offering on July 16, 1999.



     We believe that the net proceeds from the initial public offering and the private placement concurrent with the initial public offering, together with existing cash and our other financing arrangements, provide us with sufficient funds to finance operations and make the necessary capital expenditures to support growth through the next 12 months.


YEAR 2000 ISSUE


     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations, causing disruptions of operations for any company using such computer programs or hardware, including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities. As a result, many companies' computer systems may need to be upgraded or replaced in order to avoid Year 2000 issues. All of the software code we have internally developed to manage our network traffic uses four digits to define the applicable year. We have tested our internal IT and non-IT systems and made them Year 2000 compliant.

     In addition to our internally developed software, we utilize software and hardware developed by third parties for both our network and internal information systems. We have obtained certifications from our key suppliers of hardware and networking equipment for our data centers that such hardware and networking equipment is Year 2000 compliant. Additionally, we have received assurances from the providers of key software applications for our internal operations that their software is Year 2000 compliant. Based upon an initial evaluation of our broader list of software and hardware providers, we believe that all of these providers are reviewing and implementing their own Year 2000 compliance programs.


     In addition, we rely on third party network infrastructure providers to gain access to the Internet. If such providers experience business interruptions as a result of their failure to achieve Year 2000 compliance, our ability to provide Internet connectivity could be impaired, which could have a material adverse effect on our business, results of operations and financial condition.


     Our customers' success in maintaining Year 2000 compliance is also significant to our ability to generate revenues and execute our business plan. We currently derive revenue by charging a fixed fee per month for each mailbox we host, by charging a service fee plus advertising sharing or by sharing advertising revenues with our customers. If we, our customers, our providers of hardware and software, or our third party network providers fail to remedy any Year 2000 issues, our service could be interrupted and we could experience a material loss of revenues that could have a material adverse effect on our business, results of operations, and financial condition. We do not anticipate that the total costs associated with our Year 2000 remediation efforts, including both expenses already incurred and any to be incurred in the future, will exceed $100,000.



EFFECTIVE CORPORATE TAX RATES



     Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to corporate tax at the rate of 36% of taxable income. The majority of our income, however, is derived from our company's capital investment program with Approved Enterprise status under the Law for the Encouragement of Capital Investments in two separate plans, and is therefore eligible for certain tax benefits. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which such investment plans produce taxable income (provided that we do not distribute such income as a dividend) and a reduced tax rate of 10% to 25% for an additional period of eight years depending on the level of foreign investment in Commtouch. All of these tax benefits are subject to various conditions and restrictions. There can be no assurance that we will obtain approval for additional Approved Enterprise programs, or that the provisions of the law will not change. Moreover, notwithstanding these tax benefits, to the extent we receive income from countries other than Israel, such income may be subject to withholding tax.



     Since we have incurred tax losses through December 31, 1998 and expect to incur losses for fiscal year 1999, we have not yet used the tax benefits for which we are eligible.


IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     Most of our sales are in dollars. However, a large portion of our costs relates to our operations in Israel. A substantial portion of our operating expenses, primarily our research and development expenses, is denominated in NIS. For the purposes of our financial statements, costs not effectively denominated in dollars are translated to dollars when recorded, at prevailing exchange rates and will increase if the rate of inflation in Israel exceeds the devaluation of the NIS as compared to the dollar or if the timing of such devaluations lags considerably behind inflation. Consequently, we are and will be affected by changes in the prevailing NIS/dollar exchange rate. We might also be affected by the dollar exchange rate to the major European and Asian currencies, due to the fact that we derive revenues from business partners in Europe and Asia.

     In recent years (until 1997), inflation in Israel exceeded the devaluation of the NIS against the dollar and the Company experienced increases in the dollar cost of its operations in Israel. For example, in 1995 and 1996, the rate of inflation in Israel was 8.1% and 10.6%, and the devaluation of the NIS against the dollar was 3.9% and 3.7%. This trend was reversed during 1997 and 1998 (when the rate of inflation was 7.0% and 8.6%, and the rate of devaluation was 8.8% and 17.6%). The reversal experienced in 1997 and 1998 may not continue and we may be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

     Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency remeasurements are reported in the Consolidated Financial Statements in current operations. In the fourth quarter of 1998 the rate of exchange between the NIS and the dollar fluctuated more significantly than in prior periods.


     The representative exchange rate, as reported by the Bank of Israel, was NIS 4.153 for one dollar on December 30, 1999 (NIS 4.160 on December 31, 1998, NIS 3.536 on December 31, 1997 and NIS 3.251 on December 31, 1996).


QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

     We develop our technology in Israel and provide our services in North America, India, Europe and the Far East. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our services less competitive in foreign markets. Our interest expense on our capital lease obligations with a U.S. leasing company is sensitive to changes in the general level of U.S. interest rates. Due to the nature and level of our debts, we have concluded that there is currently no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

                                    BUSINESS

COMPANY OVERVIEW


     We are a leading global provider of email and other messaging solutions. Our flexible and highly customizable solutions enable us to satisfy the unique email and messaging needs of a wide range of business partners, including websites of all sizes and businesses worldwide. As of September 30, 1999, we had over 137 business partners offering our Web-based email from their sites. Our business partners include Excite, Go2Net, FortuneCity, Microsoft, Talk City and Nippon Telephone and Telegraph. Through our business partners' sites we serve approximately 5.7 million active emailboxes. In November 1998, we launched our ZapZone Network service, which enables sites to provide email to their end users at no cost. As of September 30, 1999, we had registered approximately 150,000 sites through the ZapZone Network service, and were serving approximately 902,000 ZapZone Network emailboxes. Active emailboxes are defined as emailboxes that generate revenue and have generally been used during the last 180 days.


INDUSTRY BACKGROUND

GROWTH OF THE INTERNET WORLDWIDE AND PROLIFERATION OF EMAIL

     The Internet has become a vitally important global medium for communication, commerce, content distribution and advertising. International Data Corporation, or IDC, estimates that as of December 1998, there were over 28 million Web users in the United States and over 83 million users worldwide. IDC projects that, by the end of 2002, these numbers will increase to over 90 million Web users in the United States and over 282 million users worldwide. This growth in the global usage of the Web provides significant opportunities for emerging Web-based businesses and other companies developing an online presence.


     Email is one of the most widely used applications on the Internet and has become a primary platform for business and personal communication. According to Jupiter Communications, 96% of all people going onto the Internet each month check their email during a visit. According to Forrester Research, over 80 percent of Internet users access their email while online, making this activity the most popular use of the Internet. IDC projects that email traffic in the United States will increase from 1.2 billion messages per day in 1997 to 8.0 billion messages per day in 2002.


EMERGENCE OF WEB-BASED EMAIL

     Until recently, most email systems were provided by employers, Internet service providers (ISPs) or universities to individuals or closed groups of end users through software applications located on the users' desktops or local area networks. Such email systems, however, only permit access through the computer or network on which the email software resides or through cumbersome remote access systems. The recent emergence of email systems that use Internet browsers as the application for sending and receiving email has resulted in tremendous advances in email access, functionality and ease of use. This new email standard is commonly referred to as "Web-based email."

     Web-based email offers the following benefits over traditional closed systems:

     - anytime, anywhere (universal) access to both business and personal email accounts;

     - advanced integrated communication services over the Web, such as unified messaging (receiving faxes and voicemail via email) and integrated calendars and directories; and

     - easy to use registration, setup and administration.

     With the dramatic growth of international Internet usage, businesses worldwide are seeking to differentiate themselves online. Email is an optimal solution to address this business need because it increases brand awareness, builds and reinforces a loyal, connected member base and facilitates commerce in the following ways:

     - Companies embracing Web-based email can enhance their brand identity by controlling the look and feel of their Web-based email interface and also by providing end users with distinctive branded email addresses such as user@companyname.com.

     - Web-based email significantly enhances the frequency and duration of website visits, commonly referred to as the website's "stickiness." The personalized nature of email and the ability to bundle it with additional services, such as calendaring, scheduling and unified messaging, establishes an important one-to-one relationship with email users.

     - Email is emerging as an effective application for direct marketing online, as email users provide important demographic data when they register for and use email services. This information can be used to create highly targeted marketing campaigns with minimal distribution costs.

THE OPPORTUNITY TO PROVIDE OUTSOURCED WEB-BASED EMAIL SERVICES

     While many organizations worldwide recognize the advantages of Web-based email services, they often lack the infrastructure, expertise and resources to fully realize these benefits through internal development. Due to the growing complexity of in-house email systems and the increasing levels of infrastructure investment and management resources needed to provide comprehensive email services, organizations around the world are seeking to outsource email services. Businesses worldwide seek to partner with a dedicated provider of Web-based email to provide high quality, feature-rich email services without having to invest internally in email management and systems. Small websites, such as affinity sites and personal homepages, seek free, easy to implement email services for their end users.


THE COMMTOUCH SOLUTION


     We are a leading global provider of email and other messaging services. Our flexible and highly customizable solutions enable us to satisfy the different email and messaging needs of a wide range of customers worldwide, including websites of all sizes and businesses of all types.


BENEFITS OF THE COMMTOUCH SOLUTION


     Extensive Email Features. Our core solution is easy to use and provides a broad range of industry-standard functionality. This includes the ability for end users to collect email from other email accounts, to create folders, to attach electronic documents, to store messages, to maintain a contact center, to create distribution lists and to establish user profiles and signatures. Our core service uses IMAP4, an advanced email protocol, which allows email folders to be accessed from multiple email environments.

     The value of our solution is increased by our provision of premium services, which allow end users to send and receive faxes, voicemail and pages from the emailbox; access the Web-based emailbox from an off-line client (such as Microsoft Outlook); and have email forwarded to other addresses. We believe that, by providing a single platform which integrates multiple communication services and devices, the Web-based emailbox we provide has the potential to become our end users' primary online communications center.

     Ability to Support Hundreds of Millions of Emailboxes. Our modular technology architecture enables the rapid set up of full-service hosting facilities and enables us to rapidly and easily expand our system as our user base grows. In addition, we utilize redundant servers and server load balancing to re-direct traffic to prevent service interruptions. Our system architecture and software platform have been designed to provide high quality service to hundreds of millions of emailboxes across millions of domains. We believe that our robust and flexible technology platform enables us to maintain one of the highest service performance levels in the industry.

     Customization. Our solutions enable our business partners to leverage their email as a brand building tool. Business partners offer our email and messaging services to their end users with the partner's domain name. For example, a business partner can provide email at its website with an address such as: user@companyname.com. This repeated visibility of the partner's name on every email message promotes brand awareness and customer loyalty. In addition, our business partners can use our proprietary customization tool to design the look and feel of their Web-based email interface so that it reflects their own brand image.

     Increased Website Usage. Our solutions increase the potential for our partners to generate revenue by increasing the stickiness of their websites. We believe that traffic to our partners' websites increases as end users frequently visit the website to check their email. Thus, business partners may have many opportunities to expose their end users to repeated and/or fresh content every time they send or receive email. The benefits of increased website stickiness include more frequent communication with end users, enhanced customer loyalty and the opportunity to generate revenues from advertising, direct marketing and ecommerce transactions.

     Online Marketing Capabilities. Our business partners can leverage our email solutions along with the demographic information of their end users to conduct one-to-one marketing and targeted advertising campaigns. We collect demographic information from end users when they register for their emailbox. We believe this information provides a powerful platform on which to design targeted marketing campaigns. To enhance our business partners' marketing capabilities, we provide our MailTarget tool which enables them to select and deliver tailored messages to targeted segments of their user population.

     Rapidly Deployable and Cost-Effective Solutions. Our solutions for business partners can be implemented in as little as several days, while solutions for small websites can be implemented in a matter of minutes. We believe that this rapid time to market is critical to our business partners, who desire to realize the benefits of Web-based email as quickly as possible. Our flexible technology and economies of scale enable us to provide email solutions in a cost-effective manner, allowing businesses to achieve significant economic advantages. We also provide comprehensive maintenance and administration of our email service, which eliminates the need for our business partners to undertake the significant burden of developing and maintaining an in-house email system.


     Extensive Language Capabilities. We provide email services in the following 18 languages: English, Chinese (Simplified and Traditional), Japanese, Spanish, French, German, Portuguese, Dutch, Finnish, Danish, Norwegian, Swedish, Russian, Hebrew, Icelandic, Korean and Italian. Additionally, we can support multiple languages on the same site for any of our business partners and offer spell-checking in many of these languages. Our multi-lingual capabilities enable us to serve the needs of businesses worldwide as well as multinational organizations.

COMMTOUCH STRATEGY


     Our objective is to be the leading global provider of integrated email and other messaging services. We plan to achieve this goal by pursuing the following key strategies:

EXPAND USER BASE BY ADDING BUSINESS PARTNERS


     We are building our base of email users by partnering with companies worldwide that want to offer their online customers a branded email service. As of September 30, 1999, we had over 137 business partners offering our Web-based email from their sites. Through these business partners, we serve approximately
5.7 million active emailboxes worldwide. These partners include Web-based companies, such as Excite, Microsoft, Talk City, Go2Net, FortuneCity and Nippon Telephone and Telegraph. Concurrently with the closing of the initial public offering we entered into an agreement with Go2Net to provide its end users with a customized, private label email service. We plan to continue to recruit top-tier partners and to position ourselves as a leading provider of state-of-the-art email services that are critical to our partners' online business strategy. We believe recruiting more business partners and end users will provide us with greater revenue opportunities from service fees, advertising, premium services and direct e-marketing possibilities as well as greater brand recognition.


EXTEND INTERNATIONAL LEADERSHIP


     We plan to continue to aggressively market our solutions to business partners worldwide. We have focused on marketing our international email services in countries that we believe will experience the largest growth in Web users. We have developed multiple language interfaces for our email services to be used in the world's most widely used non-English languages, such as Chinese (Simplified and Traditional), Japanese, Russian, French, Spanish and German. We have also established a marketing group in Israel, because of its proximity to both Europe and Asia, and a marketing group in the United States to market to North America, Canada and Latin America. We established offices in New York, New York in the third quarter of 1999 and London, England in the fourth quarter of 1999 to conduct sales and marketing in Europe. We believe that we have a strong advantage in providing Web-based email services in many major foreign markets.


EXPAND OUR EMAIL SERVICE FOR SMALL WEBSITES THROUGH THE ZAPZONE NETWORK SERVICE


     Small websites, online affinity groups and personal homepages represent a significant and growing segment of the market for Web-based email communications. We recognized that this market was under-served, and as a result we developed our ZapZone Network service solution, which we launched in November 1998. By September 30, 1999, we had registered approximately 150,000 sites through the ZapZone Network service, and were serving approximately 902,000 ZapZone Network active emailboxes. Our objective is to make the ZapZone Network service the premier brand of choice for small sites. Every email sent and received contains the ZapZone Network domain name, and the "powered by Commtouch" logo. We believe that this produces a powerful viral marketing effect and promotes the ZapZone Network brand quickly, efficiently and at a low cost. We plan to generate revenues from our ZapZone Network service by selling premium and direct marketing services to end users and also by selling advertising and sponsorship packages to third parties.


EXPLOIT PRICE-PER-EMAILBOX OFFERING TO BUSINESSES

     We believe that as more businesses seek to outsource their email services and develop a need for creative messaging solutions, there is an opportunity for us to provide our price-per-emailbox outsourcing solutions. We intend to aggressively market our outsourcing solution by increasing our direct sales and marketing personnel and resources in this market segment. Additionally, we intend to partner with businesses that have traditionally offered goods and services to the small medium enterprise (SME) market to offer the price-per-emailbox option to that market.


DRIVE MULTIPLE REVENUE STREAMS

     We plan to continue to generate multiple revenue streams from our email and messaging services. We are currently focused on the following revenue sources:

     - Service fees. We plan to continue to charge service fees for delivering outsourced email solutions to business partners.

     - Advertising. We plan to continue to sell advertising and sponsorships on our global email network to both business partners and third party vendors.

     - Premium services. We plan to continue to market and upsell premium services to end users.

     - Direct online marketing. We plan to continue to offer business partners and other third parties the opportunity to send targeted messages to select segments of our business partners' user base and our ZapZone Network user base, and share in the revenue that these parties generate from online selling.

EXTEND TECHNOLOGY LEADERSHIP IN EMAIL SERVICES

     We intend to leverage our core technology, software platform and expertise in developing and managing a comprehensive Web-based email service to deliver industry-leading functionality and advanced messaging services. We are currently planning to add new services that we believe end users and webmasters desire, including calendar integration, webmaster administration tools, message boards and list server features, HTML editing and email message language translation. We intend to continue to work closely with our business partners to identify new trends and functionality that will be popular with end users.

LEVERAGE OUR COST-EFFECTIVE TECHNOLOGY PLATFORM

     Our open, scalable architecture gives us the flexibility to use servers that provide us with the best cost-quality combination and to leverage third-party hosting providers. This enables us to achieve a low service cost-per-emailbox while maintaining a high level of service quality. This combination of economic advantage and service quality enables us to price our services attractively to our business partners and end users. We believe that the price performance of our solution enables us to compete aggressively, expand market share and build our brand name.

SERVICES

     We provide outsourced email and messaging services to customers of all sizes. Our solutions enable these organizations to attract, retain, communicate and conduct ecommerce with their end users.

     We provide our email and messaging solutions through a variety of licensing arrangements. These arrangements typically consist of one of the following:

     - a minimum annual service fee plus advertising revenue sharing;

     - advertising revenue sharing only; or

     - price-per-emailbox.

     For our ZapZone Network service members, we provide our core email and messaging services free of charge. We currently derive revenue from this network through advertising and we plan to upsell our premium services to users in the ZapZone Network.

CORE SERVICE

     Our core service provides the following features:


                 FEATURE                                     DESCRIPTION
                 -------                                     -----------
ELECTRONIC MAILBOX                          Includes a full range of industry-standard
                                            functionality, such as the ability for end
                                            users to create folders, attach electronic
                                            documents, store messages, maintain a contact
                                            center, distribute lists, establish user
                                            profiles and signatures.
PARTNER-BRANDED ELECTRONIC MAIL INTERFACE   Business partners offer our email services to
                                            their end users with the business partner's
                                            name included in the domain address. This
                                            repeated visibility of the business partner's
                                            name promotes brand awareness and customer
                                            loyalty. Additionally, our business partners
                                            can design the look and feel of their Web-
                                            based email interface with our proprietary
                                            customization wizard tool.
ENHANCED MANAGEMENT FEATURES                Includes advanced email functionality such as
                                            the ability to collect email from other email
                                            accounts, sort email and access a sent
                                            messages folder. Also includes a draft folder
                                            option, message notification upon login and
                                            IMAP4 support, which allows email folders to
                                            be accessed from multiple email environments.
CONTACT CENTER                              Enhanced address book functionality that
                                            includes integrated third-party instant
                                            messaging and chat.
CALENDAR INTEGRATION                        Online calendars and group scheduling are
                                            integrated with the end user's email interface
                                            and contact center, as well as to applications
                                            such as Microsoft Outlook and Palm Pilot
                                            software.
SPAM PROTECTION                             Advanced anti-spamming controls and email
                                            filtering.
MULTIPLE LANGUAGE CAPABILITY                Our email services are provided in 18
                                            languages: English, Chinese (Simplified and
                                            Traditional), Japanese, Spanish, French,
                                            German, Portuguese, Dutch, Finnish, Danish,
                                            Norwegian, Swedish, Russian, Hebrew,
                                            Icelandic, Korean and Italian. Additionally,
                                            we provide spell-checking in many of these
                                            languages and can support more than one
                                            language on any of our customer websites,
                                            except websites using Hebrew.
KIDS' EMAIL                                 An email option that enables parents to
                                            control who may correspond electronically with
                                            their children.

PREMIUM SERVICES

     We introduced our premium services in March 1999. These services are designed to transform the end user's emailbox into an integrated primary communications center. We currently offer the following premium services to end users for a fee:

                 FEATURE                                     DESCRIPTION
                 -------                                     -----------
OFF-LINE EMAIL CLIENT ACCESS                End users can access their emailbox using
                                            either a Web browser or their off-line client
                                            software, such as Microsoft Outlook.
UNIFIED MESSAGING                           This service enables the emailbox to become an
                                            integrated communications platform through
                                            which the user can access email and send and
                                            receive voicemail messages, faxes, and pages.
ADDITIONAL DISK SPACE STORAGE               End users can increase their storage capacity
                                            up to an additional ten megabytes of disk
                                            space to maintain more folders and messages in
                                            their emailbox.
AUTOMATED, USER-DEFINED EMAIL FORWARDING    Incoming emails can be automatically forwarded
                                            to an alternate emailbox based on the end
                                            user's pre-set criteria.
AUTOMATED, RULES-BASED PAGER NOTIFICATION   Incoming emails can be automatically forwarded
                                            to the end user's pager based on the end
                                            user's pre-set criteria.
EMAIL-BY-PHONE                              End users can call to have their email
                                            messages read to them using text-to-speech
                                            technology. End users have the option to reply
                                            with a voicemail message that is sent as a
                                            voice attachment, fax the email or can delete
                                            the message.
INTERNET PROTOCOL (IP) TELEPHONY ACCESS     Enables voice communication over the Internet
                                            that is integrated with the end user's
                                            emailbox.
WEBMASTER ADMINISTRATION TOOLS              Provides webmasters with enhanced website
                                            administration functionality, including
                                            opening and deleting accounts online, enhanced
                                            tracking and reporting features, and
                                            Lightweight Directory Application Protocol
                                            (LDAP) support, which provides remote enhanced
                                            administrative and control capabilities.
EMAILBOX ENHANCEMENT                        Enhancements such as message search features,
                                            HTML editing and enhanced secure login
                                            interface were added in the second quarter of
                                            1999.

     The unified messaging, email-by-phone and IP telephony premium services integrate third party technology.

PLANNED SERVICES

     We are developing new messaging services to complement our existing services. We actively monitor the email and communication needs of our business partners and end users and work to develop new features and enhancements to meet their evolving requirements. The following services are currently in, or planned for, development:

                 FEATURE                                     DESCRIPTION
                 -------                                     -----------
ENHANCED EMAIL SECURITY                     Support for SSL encryption and technologies
                                            with enhanced anti-virus and anti-vandal
                                            security measures. (Anticipated in the fourth
                                            quarter of 2000).
COMMUNITY-BUILDING APPLICATIONS             Additional functionality such as message
                                            boards and list servers, which enable frequent
                                            communication among end users. (Anticipated in
                                            the third quarter of 2000).

EMAIL MESSAGE LANGUAGE TRANSLATION          Email messages will be automatically
                                            translated between languages according to
                                            pre-defined user preferences. Anticipated in
                                            the fourth quarter of 2000).


     Direct online marketing services. We have a large and growing network of end users. As of September 30, 1999, through our business partners we serve approximately 5.7 million active emailboxes and through our ZapZone Network service, which has over 150,000 sites registered, we were serving approximately 902,000 active emailboxes. This extensive user network, along with our advanced technologies and strategic relationships, will allow us to offer value-added direct marketing services to our business partners and third parties. We are currently planning the following services:



     Opt-in. Users can elect to receive promotions from third-party vendors for pre-selected product categories such as books, music, toys, computers and gifts. Whenever end users choose to purchase one of these items, we would earn a percentage of the revenue generated from the transaction.


     MailTarget. We provide our business partners with a Web-based tool which enables webmasters to select and send tailored messages to targeted segments of their end user base. We would earn revenues by charging business partners a fee for each message sent with this tool.

     Third-party marketing programs. In addition to our own internal opt-in program, we also provide other third-party direct marketing companies with the opportunity to leverage our extensive user base to market their products. We would earn revenues by charging third-party direct marketing companies a fee for each message sent.

     The statements in this prospectus regarding planned service offerings and anticipated features of such offerings are forward-looking statements. Actual service offerings and benefits could differ materially from those projected. We provide some of our features and services by integrating our technology with what we believe to be best of breed, third-party providers.

THE ZAPZONE NETWORK EMAIL SERVICE

     Our ZapZone Network service delivers email messaging solutions to small websites and homepages, which we believe represent a large and growing market of end users. Our ZapZone

Network service enables individuals and website administrators to set up Web-based email online, often in under ten minutes. ZapZone Network-enabled sites are able to provide our core Web-based email services to their end users in multiple languages. Our ZapZone Network service enables websites to collect valuable user demographic information, which facilitates their ability to conduct targeted marketing campaigns with their members. Webmasters can then communicate with and market to those users. In addition, we plan to sell premium services to these end users in the near future.

PRONTOMAIL

     We provide a Web-based email service directly to end users under the name ProntoMail. Individuals can register for this service through our corporate website. We use ProntoMail for beta testing of new service offerings and have no plans to actively market this service.

CUSTOMERS

BUSINESS PARTNERS


     We offer email and messaging communications services to over 137 global business partners. The following is a list of companies with which we have email service agreements and which have the greatest number of mailboxes within their respective categories:


COMMUNITY SITE:
Talk City (chat rooms)
FortuneCity (general)
Colleges.com (student information)
Deseret (Mormon community site)

INTERNATIONAL SITE:
Excite (portal)
GOO (Nippon Telephone and Telegraph)
Yupi (Spanish portal)
SoHu (Chinese portal)
MonCourrier (French Canadian portal)

NEWSPAPERS/PUBLISHING:
Canoe (Canadian news)
The Irish Times
Hollinger Group (Jerusalem Post)
The Times of India
News Corp. (Chinabyte)
DIGITAL MEDIA COMPANY:
Primedia (seventeen.com)
Discovery Channel Online
Prolaunch (personal media)
Medscape (Medical)
ZD Net (online media)

ENTERTAINMENT SITE:
Warner Bros. (acmecity.com)
Jokes.com
Garfield.com (cartoon site)
Music.com
Headbone.com (kids site)


     At the closing of the initial public offering we entered into a strategic relationship with Go2Net, a network of branded, technology- and community-driven websites, pursuant to which we provide our Web-based email services to Go2Net's various branded websites, including Go2Net, Metacrawler, Hypermat, Virtual Avenue, Silicon Investor and Playsite. The email service on Metacrawler and Silicon Investor have been launched. On October 26, 1999, we entered into an email service agreement with Microsoft. We anticipate launching the first site during the first quarter of 2000.

ZAPZONE NETWORK MEMBERS

     We meet the email and messaging needs of small websites and home pages through our ZapZone Network (ZZN). This service enables our members to offer Web-based email and messaging to their end users and allows us to increase our membership base. The following is a sampling of ZapZone Network member sites:

                 ZZN MEMBER                                     SITE DESCRIPTION
                 ----------                                     ----------------
Access Bollywood (jaan.zzn.com)                Information on Indian films and celebrities.
Baby.com (baby.zzn.com)                        Community site that aggregates parenting
                                               information and sells baby-related products.
Bboy.com (bboy.zzn.com)                        Music-oriented website that aggregates "hip hop"
                                               information.
Citrus Cool Kids (citrus.zzn.com)              Children's portal that offers book reviews, a
                                               newsletter, and information about games and the
                                               Internet.
Diabetes.com (diabetes.zzn.com)                Health-oriented site for diabetes information.
OilLink (oillink.zzn.com)                      Oil industry news site.
Soccer Club (soccerclub.zzn.com)               Website for soccer fans around the world.
The Tom Green Show (tomgreenshow.zzn.com)      Fan club for the MTV talk show host Tom Green.

SALES AND MARKETING

SALES STRATEGY


     Our flexible and highly customizable solutions enable us to satisfy the email and messaging needs of a wide range of customers worldwide, from Web-based companies to small websites and businesses. Our sales strategy is to target these market segments through a combination of direct, indirect and online selling initiatives. Our direct sales force is responsible for targeting large companies, online businesses and hosting sites throughout the world. While our salespeople are responsible for selling our solutions in a geographic area, they often collaborate to recruit new business partners, particularly when dealing with multinational organizations. Our sales offices are located in Santa Clara, California, New York, New York, London, England, and Netanya, Israel. We plan to extend our sales force into Europe and Asia within the next 12 months. As our sales force grows, it will focus not only on acquiring new partners worldwide, but also on continuing to sell premium and direct e-marketing services to existing clients.


     We also plan to enter into agreements with select third parties, who will package our messaging solution as part of a comprehensive service offering that they will sell to their business customers. We expect to share revenues and/or receive fees from these third parties.

     We will continue to actively promote our ZapZone Network service to small websites and businesses. A key part of our ZapZone Network strategy will be for us to mobilize our direct and indirect sales forces to sell premium and direct online marketing services to ZapZone Network members.

MARKETING STRATEGY

     Our marketing strategy is focused on increasing global awareness of our solution and building our brand as a leading international provider of email and messaging services. We plan to market our solution primarily through a mix of print advertising, direct marketing, public relations and online initiatives. We plan to aggressively promote our premium services to our business partners and their end users and our direct e-marketing services to our business partners and third parties. We intend to leverage our direct sales force and develop co-branding and marketing opportunities with other online organizations to augment our marketing efforts. Our ZapZone Network service logo is featured on every ZapZone Network service member homepage and we believe that as more members join the ZapZone Network service and use zzn.com as their email suffix, its brand will be strengthened.

BUSINESS PARTNER SUPPORT


     Commtouch provides its business partners rapid callback technical support 24 hours a day, seven days a week. We have also developed a proprietary software tool that provides end users with immediate online support without intervention from customer service representatives or technical staff. We believe that this technical support model enables us to provide high quality and cost effective support service to our business partners and end users.


TECHNOLOGY

     We leverage our eight years of email and technology experience to create world-class, robust, full-featured, reliable email solutions. We believe we possess three major advantages over other Web-based email solutions:

SCALABLE AND MODULAR SYSTEM ARCHITECTURE

     Our Web-based email system is designed to provide maximum flexibility. We have developed a system architecture consisting of three main components: Web servers, mail servers and database servers. Web servers are responsible for the front-end email application, mail servers are responsible for the storage and transmittal of email messages and database servers are responsible for storing all other important end user and partner information. These servers interact through standard communications protocols such as HTTP, IMAP4, POP3 and SMTP and ODBC.

                                   [DIAGRAM]

     The modularity of our network architecture provides several key technological advantages:

     - Rapidly deployable and cost-effective. The design of our system enables us to significantly reduce our deployment time as well as costs to support each mailbox.

        - We outsource server hosting and Internet backbone access to third party providers because they are able to offer such services at bulk rates. In addition, there are numerous third-party providers from whom we can obtain these services, so our capacity is not limited and we are able to obtain favorable rates. This significantly reduces our Internet connectivity and server maintenance costs.

        - The modularity of our system architecture allows us to choose from among a broad range of industry-standard mail servers, and select the servers with optimal price/performance characteristics. Again, we are able to obtain these servers from a number of vendors, so our capacity is not limited.

        - The outsourcing of our server needs enables us to focus on the rapid deployment of applications for our clients rather than on the costly and time-consuming maintenance and development of an internal hardware infrastructure.

        - Because third-party mail servers are constantly upgraded with the most advanced features (LDAP support, HTML messaging, etc.), we are able to reduce our development time by leveraging existing off-the-shelf technology and immediately integrating these features into our service offerings.

     - Scalable and reliable. Our modular technology architecture enables the rapid setup of full-service email hosting facilities and enables us to quickly and seamlessly expand our system as our user base grows. In addition, we utilize redundant servers and server load balancing capabilities to re-direct traffic if a server malfunctions. Our system architecture and software platform have been designed to provide excellent service to hundreds of millions of emailboxes across millions of domains. We believe that our robust and flexible technology platform enables us to maintain one of the highest service performance levels in the industry.

     - Portable. As the market for outsourced email systems evolves, some organizations may demand their own in-house hosting facility. The highly modular nature of our system architecture provides us with the ability to duplicate a system in another location within a period of several days. As a result, we are well-equipped to rapidly deploy email services to this growing subset of the outsourced email systems market.

PROPRIETARY DEVELOPMENT LANGUAGE

     We have custom-built a proprietary software development language called Application Dynamic Markup Language (ADML) in order to maximize the flexibility and minimize the development time of our email solutions.

     The ADML environment encapsulates the functionality and layout of a generic Web-based email interface, while allowing our developers to rapidly customize a business partner's email system with specific features. All external resources, such as text strings, images and site-dependent parameters are stored in various databases. When a new site is built, the ADML code is compiled into ASP (Microsoft's Active Server Pages technology) code which runs on the web servers and translates the ADML code into HTML. This enables the developer to build an email interface for a business partner without having to write a single line of HTML code. This provides us with a competitive advantage for several reasons:

     - we can add new functionality and features (languages, premium and direct marketing services, etc.) to any business partner's existing email system in as little as a few hours;

     - we can simultaneously upgrade more than one email system (for example, immediately making additional languages available to any end user of a ZapZone Network service email site); and

     - we can offer automated email customization tools to our end users. For example, the ZapZone Network service takes advantage of the flexibility provided by ADML to allow webmasters to build, customize and deploy ready-to-use email sites in very little time.

                                ADML FLOW CHART

                               [ADML Flow Chart]

ADVANCED PROPRIETARY TECHNOLOGIES

     We have developed the following proprietary technologies:

     - Complex Foreign Language Support. Currently, our system is fully double-byte-enabled to handle intricate character languages such as Chinese and Japanese. We are currently in the final stages of developing the technology to enable right-to-left reading/writing capabilities to support languages like Arabic and Urdu.

     - Integrated Open Platform Interface. We have developed an integrated platform and series of application programming interfaces that enable us to rapidly and fully integrate additional communications features and functionality into our service offering.

     - Automated Customer Service. We have developed a proprietary software tool that allows us to field most end users' technical questions with an automated email feedback system.

     - Advanced Direct Marketing Technology. Our MailTarget service is a Web-based tool which provides business partners with a user-friendly method of selecting and delivering tailored messages to a targeted segment of their user population.

     - Customization Wizard Tool. We have developed a proprietary technology tool which enables customers to design the look and feel of their Web-based email interface so that it is consistent with their own brand images.

COMPETITION

     The market for email and messaging services is intensely competitive and we expect it to be increasingly competitive. In addition to competing with companies that develop and maintain in-house email solutions, we directly compete with Web-based email service providers, including USA.NET, Mail.com and Critical Path. We also compete with software companies that provide email, including Microsoft, Software.com and Lotus Development Corporation. Microsoft currently offers free Web-based email through its Hotmail website. We face further competition from websites that offer email services, ISPs, including America Online (and its subsidiary, Netscape), Yahoo and Lycos, and other service providers, such as telecommunications companies.

     Some of our competitors provide a variety of Web-based services in addition to email, such as Internet access, browser software, homepage design and hosting. The ability of these competitors to offer a broader suite of complementary services may give them a considerable advantage over us. Some of our competitors may offer services at or below cost. Many of our current and potential competitors have longer Web-based email operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships with larger, more established and better-financed companies.

     We believe that our solution has the following competitive advantages:

     - highly customizable and flexible;

     - rapidly deployable;


     - available in 18 languages;


     - designed to integrate numerous messaging applications; and

     - has the ability to effectively address multiple market needs.

     However, despite our competitive positioning, we may not be able to compete successfully against current and future competitors.

INTELLECTUAL PROPERTY

     We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have the following registered trademarks: COMMTOUCH (registered in the U.S.); PRONTO (U.S. and other countries); COMMTOUCH SOFTWARE (Australia and New Zealand); PRONTO FAMILY, PRONTO SECURE (Japan); PRONTO MAIL (Japan and New Zealand). We also have the following pending trademark applications: ZAPZONE NETWORK, ZZN (U.S., Israel and other countries) and PRONTO (Canada, Mexico, European Community and India). It may be possible for unauthorized third parties to copy or reverse engineer certain portions of our products or obtain and use information that we regard as proprietary. Certain end user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights in the United States or abroad will be adequate or that competing companies will not independently develop similar technology.

     Other parties may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

     Our ZapZone Network service allows webmasters to select the email service name of their choice. There is, therefore, the possibility that they will select email service names that may infringe the rights of others under U.S. state and/or federal or foreign trademark and/or anti-dilution or similar laws. ZapZone Network service's placement of ZapZone Network service icons and advertisements on ZapZone Network service webmasters' web pages may contribute to our perceived liability for any allegedly infringing acts. We do not audit webmasters' email service name choices for compliance with any intellectual property rights of others. However, in our current webmaster license agreements, we require webmasters to indemnify us for claims resulting from their chosen email service names; we also require users to indemnify us in their license agreements. Furthermore, in our license agreements with webmasters and users, we expressly reserve the right to eliminate their account or to change their email service names, in our sole discretion. We have received complaints from several parties that email service names chosen and registered by ZapZone Network service users are similar or identical to domain names and/or trademarks in which the complainants claim an interest. We responded by referring the complainants to the webmasters who registered those email service names, as it is our policy to do.

     We also intend to continue to strategically license certain technology from third parties, including our mail server and SSL encryption technology. In the future, if we add certificate technology to our systems, we may license additional technology from third-party vendors. We cannot be certain that these third-party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our products and services. These third-party in-licenses may expose us to increased risks, including risks associated with the assimilation of new technology, the diversion of resources from the development of our own proprietary technology and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in product and service development until equivalent technology can be identified, licensed and integrated. Any such delays in services could cause our business, financial condition and operating results to suffer.

GOVERNMENT REGULATION

     Although there are currently few laws and regulations directly applicable to the Internet and commercial email services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or commercial email services covering issues such as user privacy, pricing, content, copyright, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for online email may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. The adoption of additional laws or regulations may impair the growth of the Internet or commercial online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have a material adverse effect on our business, operating results and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet could have a material adverse effect on our business, operating results and financial condition.

EMPLOYEES


     As of September 30, 1999, we had 131 full-time employees. None of our U.S. employees is covered by a collective bargaining agreement. We believe that our relations with our employees are good.



     Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to Commtouch's Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of Commtouch's employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index (CPI). The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. Commtouch currently funds its ongoing severance obligations by making monthly payments for insurance policies.



     A general practice in Israel followed by Commtouch, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as "Managers' Insurance." This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee's base salary, and the employer contributes between 13.3% and 15.8% of the employee's base salary. Full-time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee's base salary. Commtouch also provides certain employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee's base salary, and the employer contributes 7.5% of the employee's base salary.


OFFICE LOCATIONS


     Our principal executive offices are located at 6 Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel, where our telephone number is 011-972-9-863-6888, and 3945 Freedom Circle, Santa Clara, California 95054, where our telephone number is (408) 653-4330. In addition, we have sales offices in London and New York.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The executive officers and directors of Commtouch and their ages, as of September 30, 1999, are as follows:



              NAME                 AGE                         POSITION
              ----                 ---                         --------
Gideon Mantel(1).................   40   Chief Executive Officer and Director
Isabel Maxwell...................   49   President, Commtouch Software, Inc.
Amir Lev.........................   39   Chief Technology Officer, General Manager and
                                         Director
James Collins....................   40   Chief Financial Officer and Secretary
Robert "Rip" Gerber..............   36   Vice President, Marketing, Commtouch Software, Inc.
Avner Amram......................   37   Vice President, Operations, Commtouch Software, Inc.
Yael Elish.......................   31   Vice President, Strategic Development, Commtouch
                                         Software, Inc.
Igor Gusak.......................   45   Vice President and General Manager, Custom Mail
                                         (US), a division of Commtouch Software, Inc.
Yuval Neria......................   40   Vice President, International Sales
Ronen Rosenblatt.................   35   Vice President, Research and Development
Thomas McCullough................   40   Vice President and General Manager, bMessaging, a
                                         division of Commtouch Software, Inc.
Ronni Zahavi.....................   33   Vice President, Human Resources
Allan Barkat(1)..................   39   Chairman of the Board of Directors
Yiftah Atir......................   49   Director
Yair Safrai(2)...................   40   Director
Yoseph Sela(1)(2)................   46   Director
Richard Sorkin...................   37   Director
Thomas Camp......................   36   Director


-------------------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee


     Gideon Mantel is a co-founder of Commtouch and served as its Chief Financial Officer from its inception in February 1991 until October 1995, when he became Commtouch's Chief Operating Officer. In November 1997, he became Commtouch's Chief Executive Officer. He has also served as a director of Commtouch since inception. Mr. Mantel received a B.A. in Political Science and an M.B.A from Tel Aviv University.



     Isabel Maxwell has served as the President of Commtouch Software, Inc. since February 1997. Ms. Maxwell was a co-founder, and from March 1993 to August 1996 served as the Senior Vice President of International Business Development, Corporate Affairs and Investor Relations, of The McKinley Group Inc., an Internet search engine company. From August 1996 to October 1996, Ms. Maxwell was an Executive Vice President of Excite, Inc. Ms. Maxwell received a B.A. and M.A. in History and Modern Languages from Oxford University.



     Amir Lev is a co-founder of Commtouch and has served as its Chief Technology Officer and as a director since its inception in 1991. Mr. Lev has also been the General Manager of Commtouch since January 1997. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University, Jerusalem.

     James Collins has served as the Chief Financial Officer of Commtouch since March 1999 and as the Secretary of Commtouch since April 1999. From October 1997 to February 1999, Mr. Collins was a private investor. From March 1992 to December 1996, Mr. Collins served as the Chief Financial Officer and Secretary, and from January 1997 to September 1997 as the Vice President of Operations of Pete's Brewing Company, a specialty brewer. Mr. Collins received a B.S. in Business Administration from the University of the Pacific and is a Certified Public Accountant in the State of California.



     Robert "Rip" Gerber has served as Vice President, Marketing of Commtouch Software, Inc. since March 1999. Mr. Gerber was the founder of @once, an email direct marketing company, and from February 1998 to February 1999 served as its President. From September 1995 to January 1998, Mr. Gerber served as Managing Director of Pantheon Consulting Group LLC, a marketing and planning services company. From August 1992 to August 1995, Mr. Gerber was a consultant for Deloitte & Touche LLP, a public accounting firm. Mr. Gerber received a B.S. in Chemical Engineering from the University of Virginia and an M.B.A. from Harvard Business School.



     Avner Amram has served as Vice President, Operations of Commtouch Software, Inc. since April 1999. Mr. Amram was Director of Operations of Commtouch Software, Inc. from March 1998 to April 1999 and a Software Team Leader from March 1996 to March 1998. Mr. Amram received a B.Sc. in Computer Science from the Technion, Haifa.



     Yael Elish has served as the Vice President, Strategic Development of Commtouch Software, Inc. since April 1999. Ms. Elish was Commtouch's Director of Business Development from August 1998 to March 1999 and was Commtouch's Director of Sales from December 1996 to August 1998. From August 1993 to August 1996, Ms. Elish was a Marketing Manager of Widecom Ltd., a provider of Internet integration services and software development. Ms. Elish received a B.A. in International Relations from Hebrew University in Jerusalem.



     Igor Gusak has served as the Vice President and General Manager, Custom Mail (US), a division of Commtouch Software, Inc., since April 1999. Dr. Gusak was the Director of Sales and Marketing of Commtouch from February 1997 to March 1999 and the Director of Original Equipment Manufacturer Sales for Commtouch from January 1995 to January 1997. Dr. Gusak received a Ph.D. in Mathematics from Urals University, Ekaterinburg, Russia.



     Yuval Neria has served as the Vice President, International Sales of Commtouch since April 1999. Mr. Neria was the Director of International Marketing and Sales for Commtouch from March 1997 to April 1999, the Director of Pacific Rim Operations for Commtouch from March 1996 to April 1997, a Product Manager for Commtouch from March 1995 to April 1996, and a Quality Assurance Manager for Commtouch from March 1993 to April 1995. Mr. Neria received a B.A. in Computer Science from the City University of New York.



     Ronen Rosenblatt has served as the Vice President, Research and Development of Commtouch since April 1999. Mr. Rosenblatt served as the Director of Research and Development for Commtouch from November 1994 to March 1999. Mr. Rosenblatt received a B.Sc. in Electronics and Computer Engineering from Tel Aviv University.



     Tom McCullough has served as General Manager of bMessaging, a division of Commtouch Software, Inc., since June 1999 and as a Vice President since September 1997 after consulting to various companies, including the San Jose Sharks, on their e-Commerce initiatives from August 1998 to June 1999. From April 1997 to July 1998 Mr. McCullough served as an International Marketing Manager with NEC Systems Laboratory, as Vice President of Sales and Marketing with Network Information Technology from October 1996 to March 1997, and as a Business Development Manager with SunSoft (a Division of Sun Microsystems) from February 1996 to October 1996.

Mr. McCullough received his B.A. in Economics from the University of Southern California and his M.S. in Technology Management from Pepperdine University.


     Ronni Zehavi has served as a Vice President Human Resources for Commtouch Software Ltd. since July 1999. From June 1997 to July 1999 Mr. Zehavi was Human Resources and Training Manager at Mondex -- Electronic Cash, a subsidiary of Mastercard International. From January 1994 to June 1997 he was an organizational consultant. Mr. Zehavi received his BA in Educational Psychology and History from Tel-Aviv University, and received his M.A. in Organizational Sociology from Bar-Ilan University.



     Yiftah Atir has served as a Director of Commtouch since January 1996. From November 1994 to the present, Mr. Atir has served as Managing Director of Evergreen Venture Capital, a technology focused venture capital fund. Mr. Atir received a B.A. from Haifa University and an M.B.A. from Tel Aviv University.



     Allan Barkat has served as a Director of Commtouch since February 1996 and Chairman of the Board of Directors since April 1999. From March 1997 to the present, Mr. Barkat has been a Managing Director of Apax-Leumi Partners, Ltd. the investment advisor to Israel Growth Fund, LP, a technology focused venture capital fund. From January 1995 to March 1997, Mr. Barkat served as an Assistant Director of Apax-Leumi Partners Ltd. From 1992 to 1994, Mr. Barkat served as Vice President of Marketing & Sales of DSP Communications Group, Inc., a wireless semiconductor company. Mr. Barkat has also served as a director of Fundtech Ltd. Mr. Barkat received a B.Sc. from the Technion, Haifa.



     Yair Safrai has served as a Director of Commtouch since January 1999. From September 1996 to the present, Mr. Safrai has been the Managing Partner of Concord Ventures, a technology focused venture capital fund. From July 1994 to September 1996, Mr. Safrai served as Vice President of Nitzanim, a venture capital fund. Mr. Safrai received a B.A. in Management and Economics from Tel Aviv University, an M.A. from the University of Pennsylvania, and an M.B.A. from the Wharton Business School, University of Pennsylvania.



     Yoseph Sela has served as a Director of Commtouch since February 1996. From January 1993 to the present, Mr. Sela has served as Executive Vice President of Gemini Capital Fund Management, a technology focused venture capital fund. Mr. Sela received a B.Sc. from the Technion, Haifa and an M.B.A. from Tel Aviv University.


     Richard Sorkin joined the Board immediately following the closing of the initial public offering. Since June 1998 Mr. Sorkin has served as an advisor to several early-stage Internet companies and is a director of several private companies. From June 1998 to April 1999 he was the Chairman of the Board of Directors of ZIP2, an Internet media company which was sold to Compaq. From May 1996 to June 1998, he was Chief Executive Officer of ZIP2 and from May 1993 to March 1996 he held various executive positions with Creative Technology, Ltd., a leading provider of multi-media hardware. Mr. Sorkin received a B.A. with honors in Economics from Yale University and an M.B.A. from Stanford University.

     Thomas Camp joined the Board immediately following the closing of the initial public offering. Since April 1999, Mr. Camp has served as Vice President, Business Development at Go2Net, a network of branded, technology-and community-driven websites. From September 1990 to April 1999, he was an attorney with the law firm of Hutchins, Wheeler & Dittmar, most recently as a stockholder. Mr. Camp received a B.A. from Tufts University, an M.B.A. from Boston College Graduate School of Management and a J.D. from Boston College Law School. Go2Net and Vulcan Ventures entered into an agreement with us in which they purchased the shares offered by this prospectus. Under that agreement, they have the right to name one director to our board, as long as they continue to hold at least 25% of the combined number of shares being offered under this prospectus and the shares available to Go2Net upon exercise of the warrant which is also being offered by this prospectus. Mr. Camp was appointed to the board pursuant to that agreement.

ELECTION OF DIRECTORS


     Directors are elected by shareholders at the annual shareholders meeting and hold office until the next Ordinary General Meeting, which is held at least once in every calendar year, but not more than fifteen months after the last preceding Ordinary General meeting. Directors may be removed and other directors may be elected in their place or to fill vacancies in the Board of Directors at any time by the holders of a majority of the voting power at a general meeting of the shareholders. In the intervals between Ordinary General Meetings, the Board of Directors may appoint new directors temporarily to fill vacancies on the Board of Directors. The Articles of Association of Commtouch authorize nine directors. There are no family relationships among any of the directors, officers or key employees of Commtouch.


ALTERNATE DIRECTORS


     The Articles of Association of Commtouch provide that any director may appoint another person to serve as an alternate director and may remove such alternate. Any alternate director possesses all the rights and obligations of the director who appointed him, except that the alternate has no standing at any meeting while the appointing director is present, and the alternate is not entitled to remuneration. Any individual, whether or not a director, may act as an alternate director, and the same person may act as the alternate for several directors and have a corresponding number of votes. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.


INDEPENDENT DIRECTORS; AUDIT FUNCTION


     Under the requirements for quotation on Nasdaq, Commtouch is required to have at least two independent directors on its Board and to establish an audit committee, at least a majority of whose members are independent of management. Messrs. Safrai and Sela, as independent directors, serve as the members of Commtouch's Audit Committee.



     Under Israeli law, "public" Israeli companies are required to appoint at least two directors resident in Israel who meet stringent standards of independence. Commtouch believes that this requirement does not currently apply to companies that are publicly traded only outside of Israel. Nevertheless, Commtouch may be required to appoint such independent directors. Moreover, the new Israeli Companies Law, which will become effective on February 1, 2000, unequivocally extends the independent director requirement to Israeli companies that are publicly traded outside of Israel, such as on Nasdaq.


     The new Israeli Companies Law also provides that public companies must appoint an audit committee of the Board of Directors, a certified public accountant to audit the company's financial statements and to report any improprieties that the accountant may discover to the Chairman of the Board, and an internal auditor.

OFFICE HOLDERS


     Israeli law codifies the duty of care and fiduciary duties that an Office Holder (generally, a director or executive officer) owes to a company. An Office Holder's fiduciary duty includes avoiding any conflict of interest between the Office Holder's position in Commtouch and his personal affairs, avoiding any competition with Commtouch, avoiding exploiting any business opportunity of Commtouch in order to receive personal advantage for himself or others and revealing to Commtouch any information or documents relating to Commtouch's affairs which the Office Holder has received due to his position as an Office Holder.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee, which was established by the Board in January 1996, is responsible for determining salaries, incentives and other forms of compensation for our directors, officers and other employees and for administering various incentive compensation and benefit plans. The Compensation Committee consists of the Chief Executive Officer and two outside directors. Allan Barkat and Yoseph Sela are currently the two outside directors on our Compensation Committee.

     Conflicts of interest may arise as a consequence of the relationship of one of our directors, Thomas Camp, with Vulcan and Go2Net, including conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by Go2Net, Vulcan or its affiliates, on the other hand, or conflicts related to existing or new contractual relationships between us, on the one hand, or by Go2Net, Vulcan or its affiliates, on the other hand. All future transactions between us and our officers, directors and principal shareholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors.

COMPENSATION OF OFFICERS AND DIRECTORS


     The directors of Commtouch can be remunerated by Commtouch for their services as directors to the extent such remuneration is approved by the Commtouch's shareholders at an annual general meeting. Directors currently do not receive compensation for their services as directors but are reimbursed for their expenses for each Board of Directors meeting attended.



     The aggregate direct remuneration paid by Commtouch to all directors and executive officers (11 persons) in 1998 was approximately $500,000. During the same period Commtouch accrued or set aside approximately $66,000 for the same group to provide pension, retirement or similar benefits. As of September 30, 1999, directors and executive officers of Commtouch (16 persons) held stock options to purchase an aggregate of 664,880 ordinary shares.


U.S. STOCK OPTION PLAN


     Our 1996 CSI Stock Option Plan, which is the plan for U.S. employees and consultants, is administered by our Compensation Committee. Our Compensation Committee consists of at least two directors who are non-employee directors, as that term is defined in Rule 16b-3. The Board of Directors may amend the option plan as desired without further action by Commtouch's shareholders, except as required by applicable law. The plan will continue in effect until terminated by the Board or until January, 2006.


     The consideration for each award under the plan is established by the Compensation Committee, and in no event shall the exercise price for ISOs be less than 100% of the fair market value of the underlying stock on the date of grant. Awards have such terms and are exercisable in such manner and at such times as the Compensation Committee may determine. Typically, an option granted under the plan vests with respect to one-fourth of the shares subject to the option on the first anniversary of the grant date and with respect to 1/36 of the remaining shares vest each month thereafter. However, the Compensation Committee may, in its discretion, permit an optionee to exercise unvested options, provided that such shares are subjected to a right of repurchase in favor of Commtouch Software, Inc. according to the original vesting schedule. Each ISO expires not more than 10 years from the date of grant.


     The 1996 CSI Stock Option Plan had originally reserved 1,000,000 shares for issuance under the plan. In April of 1999, the Board of Directors amended the Plan to provide for a pool of 5,000,000 shares which may be issued under the 1996 CSI Stock Option Plan, the 1999 Israeli Share Option Plan, and the Israeli Option Agreements issued to Israeli employees.

ISRAELI OPTION AGREEMENTS AND 1999 ISRAELI SHARE OPTION PLAN


     To date we have granted options to Israeli employees and consultants pursuant to individual option agreements (the "Israeli Option Agreements") rather than pursuant to a stock option plan. Typically, options granted pursuant to the Israeli Option Agreements vest in four equal annual installments and expire no later than ten years from the date of grant. Substantially all of the Israeli Option Agreements provide that only the grantee can exercise options under the Israeli Option Agreements, and the grantee cannot assign or transfer the options. Moreover, if a grantee ceases to be employed by Commtouch on a full time basis, then the grantee will have a limited period from the cessation of employment in which to exercise any vested options. Grantees are responsible for paying all taxes and mandatory payments upon the exercise of options.


     In connection with the initial public offering, the Board of Directors has approved the 1999 Section 3(i) Share Option Plan (the "1999 Israeli Share Option Plan"). The 1999 Israeli Share Option Plan will be administered by the Board of Directors, or by a Share Option Committee appointed by the Board of Directors (currently the Compensation Committee). The Board or the committee has full power to designate the persons entitled to receive options and the terms and provisions of the option agreements (including the number and price of shares subject to each grant and the acceleration of the right of an optionee to exercise in whole or in part any previously granted option). Typically, an option granted under the plan vests with respect to one-fourth of the shares subject to the option on the first anniversary of the grant date and with respect to one-36th of the remaining shares each month thereafter. Options are exercisable only during the lifetime of the optionee, and are not transferable other than by will or laws of descent.


     As of September 30, 1999, 1,768,700 stock options had been granted under Israeli Option Agreements, the 1996 CSI Stock Option Plan and the 1999 Israeli Share Option Plan. Such options have exercise prices ranging from $0.01 to $17.31 per share and a weighted average per share exercise price of $6.44, and were held by 155 persons.


     Certain of the option agreements for options granted to employees (pursuant to the Israeli Option Agreements) and to key employees (pursuant to the 1996 CSI Stock Option Plan) provide for acceleration of vesting in a change of control. Pursuant to these agreements, 50 percent of such an employee's unvested options will vest at the closing of the change of control. In such event, the remainder of the unvested options, if granted pursuant to an Israeli Option Agreement, shall be subject to the vesting provisions set forth in the Israeli Option Agreement, and if granted pursuant to the 1996 CSI Stock Option Plan, shall vest on the first anniversary of the change of control.

     The total number of shares which can be issued under our 1999 Israeli Share Option Plan, 1996 CSI Stock Option Plan and the Israeli Option Agreements previously issued to Israeli employees is

5,000,000. The remaining 3,231,300 shares will be allocated from time to time by the Board of Directors to the 1999 Israeli Share Option Plan and the 1996 CSI Stock Option Plan.


EMPLOYEE STOCK PURCHASE PLAN


     Our 1999 Employee Stock Purchase Plan, or ESPP, which was adopted by our board of directors on April 18, 1999 and was approved by our shareholders on June 8, 1999, took effect upon the closing of the initial public offering. The ESPP provides employees with an opportunity to purchase ordinary shares of Commtouch through accumulated payroll deductions. We have reserved 150,000 ordinary shares for issuance under the ESPP, none of which have been issued. The number of ordinary shares reserved shall be increased each January 1 by 110 percent of the number of shares purchased under the ESPP in the previous year. The ESPP is intended to qualify for favorable tax treatment under Section 423 of the Internal Revenue Code. Generally, the ESPP will be implemented through a series of offering periods of 24 months' duration, with new offering periods commencing on the first trading day on or after February 15 and August 15 of each year. However, the first offering period will commence on the first business day on which price quotations for Commtouch's ordinary shares are available on the Nasdaq National Market and will expire on August 14, 2001. Each 24-month Offering Period will contain four six-month Purchase Periods, starting on each February 15 and August 15. However, the first Purchase Period will commence on the first trading day after the closing of the offering and will end on February 14, 2000. Shares may be purchased at the end of each purchase period.


     The ESPP will be administered by a plan administrator appointed by our Board of Directors. Each employee of ours or of any majority-owned subsidiary of ours who is customarily employed by us or a majority-owned subsidiary for more than 20 hours per week and more than five months per calendar year will be eligible to participate in the ESPP. No employee shall be permitted to participate in the ESPP:

     - if such employee, immediately after his or her election to participate, would own shares possessing five percent or more of the total combined voting power or value of all classes of stock of the Company; or

     - if under the terms of the ESPP the right of the employee to purchase shares would accrue at a rate that exceeds $25,000 of the fair market value of such shares for each calendar year for which such right is outstanding.

     The ESPP permits an eligible employee to purchase ordinary shares through payroll deductions, which may not exceed 15 percent of his or her base compensation, excluding incentive compensation, commissions and other bonuses. The shares are purchased at a price equal to 85 percent of the lesser of:

     - the fair market value of the ordinary shares at the beginning of the offering period (provided, however, in the case of the first offering period, this number is the price per share at which the ordinary shares were offered to the public in the initial public offering); or

     - the fair market value of the ordinary shares at the end of each purchase period.

     Employees may terminate their participation in the ESPP at any time during the offering period; they may change their level of participation in the ESPP only one time during the offering period. Participation in the ESPP terminates automatically on the participant's termination of employment with us.

     In the event of a merger, consolidation, dissolution or liquidation of the Company, the ESPP shall terminate unless the plan of merger, consolidation or reorganization provides otherwise. The Board of Directors shall have the right to amend, modify or terminate the ESPP at any time, except in cases where shareholder approval is required by law.

1999 NONEMPLOYEE DIRECTORS STOCK OPTION PLAN

     Our 1999 Nonemployee Directors Stock Option Plan (Directors Plan), which was adopted by our board of directors on April 18, 1999 and was approved by our shareholders on June 8, 1999, took effect upon the closing of the initial public offering. Under the 1999 Nonemployee Directors Stock Option Plan, nonemployee members of the board of directors are eligible for automatic option grants. The Directors Plan will continue in effect until terminated by the Board or until the tenth anniversary of its effective date.

     A maximum of 250,000 ordinary shares has been authorized for issuance under the Directors Plan. No shares have yet been issued under the Directors Plan. The Board of Directors, or a committee consisting of at least two nonemployee directors, will make all administrative determinations under the Directors Plan.


     Each individual who first joins the Board of Directors as a nonemployee director on or after the effective date of the initial public offering will receive at that time an option grant for 10,000 ordinary shares. In addition, on the date of the first board meeting immediately following the annual shareholders meeting, commencing with the annual shareholders meeting held in 2000, the Company shall grant to each nonemployee director then in office (other than nonemployee directors who received their initial 10,000 share grant under the plan on or after the record date for such annual meeting) an option to purchase 10,000 ordinary shares. In 1999, the grant was made on the first business day on which price quotations for Commtouch's ordinary shares were available on the Nasdaq National Market, and the fair market value of the ordinary shares on that day is the price at which ordinary shares were offered to the public on that day. Each option granted under the Directors Plan shall become exercisable with respect to one fourth of the number of shares covered by such option three months after the date of grant and with respect to one third of the remaining shares subject to the option every three months thereafter. Each option will have an exercise price equal to the fair market value of the ordinary shares on the grant date of such option. Each option will have a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors. In the event of such earlier termination, an optionee may exercise options held at the date of termination to the extent then exercisable, within three months after such date, but not thereafter; provided, however, the optionee has two years from the date of termination to exercise vested options if such termination is due to death or disability. Each option will vest automatically upon a change in control.


401(k) PLAN


     The Company has adopted the Commtouch Software, Inc. 401(k) Savings Plan (the "401(k) Plan"), which is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended. All full-time employees of Commtouch Software, Inc. are eligible to participate in the 401(k) Plan at any time after their date of hire. Participants may make pre-tax contributions to the 401(k) Plan of up to 20% of their gross wages, subject to a statutory prescribed annual limit. Each participant will be fully vested in his or her contributions. The Company may make matching contributions on a discretionary basis to fund the 401(k) Plan. Any employer contributions would be vested under a 6-year graded schedule. Contributions by the Company, if any, will be generally deductible by the Company when made. Contributions by the participants or the Company to the

401(k) Plan and the income earned on such contributions will be held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

APPROVAL OF CERTAIN TRANSACTIONS

     Israeli law requires that transactions between a company and its Office Holders (or that benefit its Office Holders) be approved as provided for in the company's articles of association. Approval by a majority of the disinterested members of the audit committee and of the board of directors is generally required, and in certain circumstances shareholder approval may also be required.


     Israeli law requires that an Office Holder of a company first promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. Once the Office Holder complies with these disclosure requirements, the company may approve the transaction in accordance with the provisions of its articles of association. If the transaction is with a third party in which the Office Holder has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. Furthermore, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities), then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee and then by its board of directors. Under certain circumstances, shareholder approval is required. For example, shareholders must approve all compensation paid to directors in whatever capacity. An Office Holder with a personal interest in any matter may not be present at any audit committee or Board of Directors meeting where such matter is being approved, and may not vote. For information concerning the direct and indirect personal interests of certain Office Holders and principal shareholders of Commtouch in certain transactions with Commtouch, see "Certain Transactions."


     The new Israeli Companies Law, which will become effective on February 1, 2000, extends the disclosure requirements applicable to an Office Holder to a shareholder that holds 25% or more of the voting rights in a public company, including an Israeli company that is publicly traded outside of Israel such as on Nasdaq. Certain transactions between a public company and a 25% shareholder, or transactions in which a 25% shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the Board of Directors and of the shareholders. Moreover, an extraordinary transaction with a 25% shareholder or the terms of compensation of a 25% shareholder must be approved by the audit committee, the Board of Directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one third of the shareholders who have no personal interest in the transaction and are present at the meeting; the transaction can be approved by shareholders without this one third approval, if the total share holdings of those who vote against the transaction do not represent more than one percent of the voting rights in the company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS; LIMITATIONS ON LIABILITY

     Israeli law permits a company to insure an Office Holder in respect of liabilities incurred by him as a result of the breach of his duty of care to the company or to another person, or as a result of the breach of his fiduciary duty to the company, to the extent that he acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an Office Holder for monetary liabilities as a result of an act or omission that he committed in connection with his serving as an Office Holder. Moreover, a company can indemnify an Office Holder for monetary liability in connection with his activities as an Office Holder.

     The Articles of Association of Commtouch allow Commtouch to insure and indemnify Office Holders to the fullest extent permitted by law. The Registration Rights Agreement which we entered into with Go2Net and Vulcan (filed as an exhibit to the registration statement of which this prospectus is a part), contains certain provisions relating to indemnification of our directors and officers.



     Certain members of our management team are officers of our subsidiary, Commtouch Software, Inc. a California corporation, or reside in California. The Articles of Incorporation of Commtouch Software, Inc. provide that the liability of the directors of Commtouch Software, Inc. for monetary damages shall be eliminated to the fullest extent permissible under California law and that the corporation is authorized to provide for the indemnification of agents of the corporation, as defined in Section 317 of the California General Corporation Law, in excess of that expressly permitted by Section 317 for breach of duty to the corporation and its shareholders to the fullest extent permissible under California law.


     With respect to all proceedings other than shareholder derivative actions,
Section 317 permits a California corporation to indemnify any of its directors, officers or other agents only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. In the case of derivative actions, a California corporation may indemnify any of its directors, officers or agents only if such person acted in good faith and in a manner such person believed to be in the best interests of the corporation and its shareholders. Furthermore, in derivative actions, no indemnification is permitted (i) with respect to any matter with respect to which the person to be indemnified has been held liable to the corporation, unless such indemnification is approved by the court; (ii) of amounts paid in settling or otherwise disposing of a pending action without court approval; or (iii) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval. To the extent that a director, officer or agent of a corporation has been successful on the merits in defense of any proceeding for which indemnification is permitted by
Section 317, a corporation is obligated by Section 317 to indemnify such person against expenses actually and reasonably incurred in connection with the proceeding.

                              CERTAIN TRANSACTIONS

RELATIONSHIP WITH GO2NET


     Concurrently with the closing of the initial public offering, our U.S. subsidiary, Commtouch Software, Inc., entered into a Customized Web-based Email Service Agreement with Go2Net. Under that agreement, we provide customer email services, including calendaring and other products and services, to end users of Go2Net's various properties, which may include cable subscribers of Charter Communications and its affiliates, users of services offered by High Speed Access Corp. and any browser, website, ISP or similar service that Go2Net sponsors or provides content to. Under the agreement, Commtouch will host, serve and maintain the email, calendaring and other services and Go2Net will sell advertising to be displayed in the products and services. Go2Net will pay Commtouch a share of revenues from advertising generated from email, calendaring or other services and related upgrades provided by Commtouch for Go2Net's users. The agreement between Commtouch and Go2Net has a three year duration, but Go2Net will have the right on each anniversary to terminate the agreement. Go2Net also will have the right to terminate the agreement if there are technical problems with the products or services provided by Commtouch. The performance specifications set forth in the agreement include requiring us to maintain certain levels of email system availability and response time, as well as technical support to Go2Net's email end users and to Go2Net, among other things.


     In connection with entering into the email services agreement, we issued to Go2Net a warrant to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share. The warrant is non-forfeitable, fully vested and immediately exercisable, and will expire five years from the date of the email service agreement.


     Concurrently with our entering into the email services agreement, we issued $13,333,328 in ordinary shares to Go2Net and $6,666,672 in ordinary shares to Vulcan Ventures in a private placement at $14.88 per share. Pursuant to the share purchase agreement, Go2Net and Vulcan Ventures have the right to name one director to our board as long as they continue to hold at least 25% of the combined number of shares being offered under this prospectus and the shares available to Go2Net upon exercise of the warrant which are also being offered by this prospectus. Mr. Camp was appointed to the board pursuant to that agreement. In connection with this transaction, we agreed to pay U.S. Bancorp Piper Jaffray an advisory fee of $550,000 under the terms of an engagement letter agreement dated as of July 5, 1999.



     We agreed to register the shares and warrant described above promptly after the closing of the initial public offering. If the registration is not effective as of February 1, 2000, the exercise price of the Go2Net warrant will be reduced to $10.51.



ORDINARY SHARE FINANCINGS



     Mr. Yiftah Atir, a director of Commtouch, is a Managing Director of Evergreen Canada Management Ltd., the general partner of Harbour Vest-Evergreen L.P. Pursuant to several Share Purchase Agreements we issued and sold ordinary shares to Evergreen Canada Israel Investments and Company Ltd., Yarok Ad Fund Investment Partnership L.P. and Gmul Investment Company Ltd (the "Evergreen Investors"). These shares were subsequently converted into Series A Convertible Preferred Shares and certain of these shares were transferred to HarbourVest-Evergreen L.P.

PREFERRED SHARE FINANCINGS


     Series B Convertible Preferred Shares. Mr. Yoseph Sela, a director of Commtouch, is an Executive Vice President of Gemini Capital Fund Management, which manages Gemini Israel Fund L.P. ("GIF"), and Mr. Allan Barkat, also a director of Commtouch, is a Managing Director of Apax-Leumi Partners, which is the investment advisor to Israel Growth Fund L.P. ("IGF"). Pursuant to a Preferred Share Purchase Agreement entered into in January 1996, we issued and sold 51,085 Series B Convertible Preferred Shares and 13,873 warrants for Series B Convertible Preferred Shares to IGF, GIF, Dr. Ed Mlavsky, Mr. Yoseph Sela, and certain of the Evergreen Investors for a total investment of approximately $2,250,000. The Evergreen Investors subsequently transferred their shares to HarbourVest Evergreen L.P.



     Series C Convertible Preferred Shares. Mr. Yair Safrai, a director of Commtouch, is a Managing Partner of Concord Ventures, which manages the Concord Funds (as defined below). Pursuant to Preferred Share Letter Agreements entered into in December 1998 and February 1999, we issued and sold (i) 41,570 Series C Convertible Preferred Shares to k.t. Concord Venture Fund (Cayman) L.P., k.t. Concord Venture Fund (Israel) L.P., k.t. Concord Venture Advisors (Cayman) L.P. and k.t. Concord Venture Advisors (Israel) L.P., (the "Concord Funds") for a total investment of approximately $3,000,000; (ii) 16,249 Series C Convertible Preferred Shares to IGF for a total investment of approximately $1,173,000; and
(iii) 12,779 Series C Convertible Preferred Shares to GIF for approximately $922,000.


OPTION EXERCISES AND PURCHASES OF SHARES SUBJECT TO REPURCHASE BY CERTAIN
OFFICERS


     Gideon Mantel is the Chief Executive Officer and a Director of Commtouch. On March 17, 1999, Mr. Mantel exercised certain options granted to him by Commtouch. In consideration for the Ordinary Shares purchased pursuant to the exercise of the options, he provided Commtouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $341,272. The promissory note bears interest at 4.83%, with payments of interest only due on December 31 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Mantel to purchase 286,120 ordinary shares of Commtouch at a weighted average purchase price of $1.19 per share. The promissory note is secured by a pledge of the stock purchased.



     Isabel Maxwell is the President of Commtouch Software, Inc. On March 17, 1999, Ms. Maxwell exercised certain options granted to her by Commtouch. As consideration for the Ordinary Shares purchased pursuant to the exercise of the options, she provided Commtouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $295,858. The promissory note bears interest at 4.83%, with payments of interest only due on December 31 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Ms. Maxwell to purchase 204,040 ordinary shares of Commtouch at a purchase price of $1.45 per share. The promissory note is secured by a pledge of the stock purchased.



     James Collins is the Chief Financial Officer of Commtouch. On March 17, 1999, Mr. Collins exercised certain options granted to him by Commtouch. As consideration for the Ordinary Shares purchased pursuant to the exercise of the options, Mr. Collins provided Commtouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $137,112. The promissory note bears interest at 4.83% with payments of interest only due on December 31 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Collins to purchase 94,560 ordinary shares of Commtouch at a purchase price of $1.45 per share. The promissory note is secured by a pledge of the stock purchased.

     Robert "Rip" Gerber is the Vice President of Marketing of Commtouch Software, Inc. On March 17, 1999, Mr. Gerber exercised certain options granted to him by Commtouch. As consideration for the Ordinary Shares purchased pursuant to the exercise of the options, Mr. Gerber provided Commtouch with a promissory note dated March 17, 1999 in the original principal amount of $103,617. The full-recourse promissory note bears interest at 4.83% with payments of interest only due on December 31 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Gerber to purchase 71,460 ordinary shares of Commtouch at a purchase price of $1.45 per share. The promissory note is secured by a pledge of the stock purchased.



LOAN TO DR. NAHUM SHARFMAN AND RELATIONSHIP AMONG COMMTOUCH AND DEALTIME.COM LTD., DR. NAHUM SHARFMAN AND AMIR ASHKENAZI



     Dr. Nahum Sharfman was a co-founder of Commtouch and served as a director and Chairman of the Board of Directors of Commtouch from inception until January 1999. Dr. Sharfman also served as the Chief Executive Officer of Commtouch until March 31, 1998. On December 31, 1995, Commtouch made a loan of approximately $58,000 to Dr. Sharfman. The loan plus linkage to the Israeli Consumer Price Index was to have been repaid within three years, or within 30 days of the termination of Dr. Sharfman's employment, if earlier. At December 31, 1998 the outstanding balance of this loan was approximately $55,000, payable in NIS.



     In 1997 Dr. Sharfman established DealTime.com Ltd. (formerly known as Papricom), together with Mr. Amir Ashkenazi, a former employee of Commtouch.



     During an interim period in which Commtouch and DealTime.com Ltd. were negotiating a technology exchange agreement, which ultimately was not signed, Commtouch provided DealTime.com Ltd. with certain services (office and secretarial services, computers and other facilities including, without limitation, all payments made for or on behalf of DealTime.com Ltd.) and access to certain of Commtouch's technology. At the request of DealTime.com Ltd., Commtouch also entered into a Product Distribution Agreement (the "Stock Alert Agreement") with News Alert Inc. DealTime.com has provided technical support and services to News Alert Inc. in connection with the Stock Alert Agreement. Commtouch has entered into three agreements to clarify the rights and obligations of Commtouch, DealTime.com, Dr. Sharfman and Mr. Amir Ashkenazi.



     Under the first agreement, Dr. Sharfman and Mr. Ashkenazi acknowledge that Commtouch is the sole owner of all of their inventions invented during their employment with Commtouch and for two years following the termination of their employment, which inventions relate to Commtouch's business and research activities as of April 1, 1998 (except in the field of commerce). They also acknowledge Commtouch's rights to inventions that result from work that they performed for Commtouch at any time, or which are the subject matter of a specified patent application. Dr. Sharfman and Mr. Ashkenazi also agreed not to compete with Commtouch's actual business and research activities as they were on April 1, 1998 (except in the field of ecommerce), through March 31, 2000.



     The second agreement, which is between Commtouch and DealTime.com Ltd., confirms that DealTime.com Ltd. shall be solely responsible for all obligations of Commtouch under the Stock Alert Agreement. DealTime.com Ltd. also acknowledges that Commtouch is the sole owner of the Multimedia Desktop Software Technology that Commtouch developed and that was licensed to News Alert Inc., and Commtouch grants DealTime.com Ltd. a royalty-free, non-exclusive, limited license to use that technology to provide support services under the Stock Alert Agreement. DealTime.com Ltd. also agreed to pay $50,000 to Commtouch for all of the services rendered by Commtouch and for the license fees that DealTime.com Ltd. received under the Stock Alert Agreement, and to divide any future revenues and license fees received under the Stock Alert Agreement equally with Commtouch. Commtouch, for its part, waived any claim to an equity interest in DealTime.com Ltd., and agreed that it does not own intellectual property developed by DealTime.com Ltd. other than in breach of the agreements with DealTime.com Ltd. and Messrs. Sharfman and Ashkenazi.



     Finally, Commtouch and Dr. Sharfman entered into a Termination of Employment Agreement requiring the repayment by Dr. Sharfman of Commtouch's loan to him by December 31, 1999 and the release to Dr. Sharfman of funded and unfunded severance pay within 20 days of the date of approval of the Termination of Employment Agreement by our shareholders and containing a waiver by Dr. Sharfman of any rights under stock options that were granted to him. Dr. Sharfman repaid the loan and Commtouch released the severance payments in the third quarter of 1999.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding beneficial ownership of ordinary shares as of September 30, 1999 by:



     - each person or entity known to Commtouch to own beneficially more than five percent of Commtouch's ordinary shares,



     - each of our directors and officers known to Commtouch to own beneficially more than one percent of Commtouch's ordinary shares, and



     - all executive officers and directors as a group.



                                                                                PERCENTAGE OF
                                                                                  ORDINARY
                                                                                  SHARES(1)
                                                              TOTAL SHARES   -------------------
                                                              BENEFICIALLY    BEFORE     AFTER
            NAME AND ADDRESS OF BENEFICIAL OWNER                OWNED(1)     OFFERING   OFFERING
            ------------------------------------              ------------   --------   --------
Go2Net, Inc.(2).............................................   2,034,557       13.1%        0%
  999 3rd Avenue, Suite 4700
  Seattle, WA 98104
Thomas Camp(3)..............................................   2,034,557       13.1%        0%
  c/o Go2Net, Inc.
  999 3rd Avenue, Suite 4700
  Seattle, WA 98104
Yiftah Atir.................................................   1,432,550        9.9%      9.9%
  HarbourVest-Evergreen L.P.(4)
  55 St. Claire Avenue West, Suite 225
  Toronto, Ontario M4V 247
Allan Barkat................................................   1,201,342        8.3%      8.3%
  Israel Growth Fund L.P.(5)
  c/o Apax-Leumi Inc.
  15 Portland Place
  London, England
Yair Safrai.................................................     836,400        5.8%      5.8%
  Entities affiliated with Concord Group(7)
  11 Galgaley Haplada St. Bldg. 3
  P.O. Box 12226, Herzelia
  46733 Israel
Yoseph Sela.................................................     831,846        5.8%      5.8%
  Entities affiliated with Gemini Israel Fund L.P.(6)
  11 Galgaley Haplada St. Bldg. 3
  P.O. Box 12226, Herzelia
  46733 Israel
Nahum Sharfman..............................................     788,420        5.5%      5.5%
  22 Hameyasdim St., Karkur
  37064 Israel
Microsoft Corporation(8)....................................     707,965        4.9%        0%
  One Microsoft Way
  Redmond, WA 98052

                                                                                PERCENTAGE OF
                                                                                  ORDINARY
                                                                                  SHARES(1)
                                                              TOTAL SHARES   -------------------
                                                              BENEFICIALLY    BEFORE     AFTER
            NAME AND ADDRESS OF BENEFICIAL OWNER                OWNED(1)     OFFERING   OFFERING
            ------------------------------------              ------------   --------   --------
Gideon Mantel(9)............................................     581,140        4.0%      4.0%
  c/o Commtouch Software, Inc.
  3945 Freedom Circle, Suite 730
  Santa Clara, California 95054
Vulcan Ventures, Incorporated(10)...........................     448,029        3.1%        0%
  110 110th Avenue N.E., Suite 550
  Bellevue, WA 98004
Amir Lev(11)................................................     450,400        3.1%      3.1%
  c/o Commtouch Software Ltd.
  6 Hazoran Street
  Poleg Industrial Park, P.O. Box 8511
  Netanya 42504, Israel
Isabel Maxwell(12)..........................................     204,040        1.4%      1.4%
  c/o Commtouch Software, Inc.
  3945 Freedom Circle, Suite 730
  Santa Clara, California 95054
James Collins(13)...........................................      94,560         .7%       .7%
  c/o Commtouch Software, Inc.
  3945 Freedom Circle, Suite 730
  Santa Clara, California 95054
All directors and executive officers as a group (16
  persons)(14)..............................................   5,770,043       40.0%     40.9%


-------------------------

 (1) Applicable percentage ownership is based on 14,442,859 ordinary shares outstanding as of September 30, 1999. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Includes shares subject to options exercisable within 60 days after September 30, 1999 as if such shares were outstanding on September 30, 1999 and assumes that no other person has exercised any outstanding options. Percentages are reflected for Microsoft's ownership for illustrative purposes only, and assume that the warrant was issued and had been exercised as of September 30, 1999 and that Microsoft held 707,965 shares on that date. Except as pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.


 (2) Includes 896,057 shares purchased in the private placement and 1,136,000 shares available upon exercise of the warrant issued to Go2Net by the Company.

 (3) Represents 896,057 shares purchased in the private placement by Go2Net and 1,136,000 shares exercisable under a warrant granted to Go2Net. Mr. Camp, who is a director of the Company, is the Vice President, Business Development of Go2Net, and as such, may be deemed to beneficially own such shares. Mr. Camp disclaims beneficial ownership of all such ordinary shares. Excludes 448,029 shares purchased in the private placement by Vulcan Ventures, which beneficially owns 33.95% of Go2Net. William D. Savoy, Vice-President of Vulcan Ventures, is a member of the board of directors of Go2Net.


 (4) Represents 1,432,550 ordinary shares owned by HarbourVest-Evergreen L.P. Mr. Atir, a director of the Company, is the Managing Director of Evergreen Canada Management Ltd., the general partner of HarbourVest-Evergreen L.P. and, as such, may be deemed to beneficially own such ordinary shares. Mr. Atir disclaims beneficial ownership of all such ordinary shares except to the extent of his proportional interest therein.


 (5) Represents 1,201,342 ordinary shares owned by Israel Growth Fund, L.P., which is advised by Apax-Leumi Partners, its investment advisor. Mr. Barkat, a director of the Company, is the Managing Director of Apax-Leumi Partners and, as such, may be deemed to beneficially own such ordinary shares. Mr. Barkat disclaims beneficial ownership of all such ordinary shares except to the extent of his proportional interest therein.



 (6) Represents 648,772 ordinary shares owned by Gemini Israel Fund L.P. ("GIF"), 166,280 ordinary shares owned by Gemini Israel II Parallel Fund L.P. ("GIPF"), 5,922 ordinary shares owned by Yoseph Sela and 5,922 ordinary shares owned by Dr. Ed Mlavsky, the President of Gemini Capital Fund Management, which manages GIF and GIPF. Mr. Sela, a director of the Company, is the Executive Vice President of Gemini Capital Fund Management, and, as such, may be deemed to beneficially own such ordinary shares. Mr. Sela disclaims beneficial ownership of all of Dr. Mlavsky's ordinary shares and of all of the ordinary shares owned by GIF and GIPF except to the extent of his proportional interests therein.


 (7) Includes 687,280 ordinary shares owned by k.t. Concord Venture Fund (Cayman), L.P. ("CVF"), 137,400 ordinary shares owned by k.t. Concord Venture Fund (Israel), L.P. ("CVF Israel"), 5,620 ordinary shares owned by k.t. Concord Venture Advisors (Cayman), L.P. ("CVA"), and 1,100 ordinary shares owned by k.t. Concord Venture Advisors (Israel), L.P. ("CVA Israel"). Mr. Safrai, a director of the Company, is the Managing Partner of Concord Ventures, which manages CVF, CVF Israel, CVA and CVA Israel, and, as such, may be deemed to beneficially own such ordinary shares. Mr. Safrai disclaims beneficial ownership of all such ordinary shares except to the extent of his proportional interest therein.


 (8) Represents shares issued to Microsoft on December 29, 1999 upon exercise of a warrant granted to Microsoft on October 26, 1999 with an exercise price of $28.25 per share.



 (9) Certain of such shares are subject to a right of repurchase in favor of Commtouch Software, Inc.



(10) Represents 448,029 shares purchased in the private placement.



(11) Does not include 50,000 ordinary shares subject to an option granted to Mr. Lev under an Israeli Option Agreement on April 23, 1999, with an exercise price of $15.75 per share. The option will vest with respect to one-fourth of the shares on April 23, 2000, and with respect to 1/36 of the remaining shares each month thereafter.



(12) Certain of such shares are subject to a right of repurchase in favor of Commtouch Software, Inc. Does not include 5,000 ordinary shares subject to an option granted to Ms. Maxwell under the 1996 CSI Stock Option Plan on April 23, 1999, with an exercise price of $15.75 per share. The option will vest with respect to one-fourth of the shares on April 23, 2000, and with respect to 1/36 of the remaining shares each month thereafter.



(13) Certain of such shares are subject to a right of repurchase in favor of Commtouch Software, Inc. Does not include 10,000 ordinary shares subject to an option granted to Mr. Collins under the 1996 CSI Stock Option Plan on April 23, 1999, with an exercise price of $15.75 per share. The option will vest with respect to one-fourth of the shares on April 23, 2000, and with respect to 1/36 of the remaining shares each month thereafter.



(14) Excludes holdings of Go2Net as to which Mr. Camp disclaims beneficial ownership.

                          DESCRIPTION OF SHARE CAPITAL

DESCRIPTION OF SHARES

     Set forth below is a summary of the material provisions governing our share capital. This summary is not complete and should be read together with our Memorandum of Association and Articles of Association, copies of which have been filed as exhibits to the Registration Statement of which this prospectus forms a part.


     As of September 30, 1999, our authorized share capital consisted of 40,000,000 ordinary shares, NIS 0.05 par value. As of September 30, 1999, there were 15,094,166 ordinary shares (assuming the net exercise of the Go2Net warrant) and no preferred shares issued and outstanding.


DESCRIPTION OF ORDINARY SHARES


     All issued and outstanding ordinary shares of Commtouch are, and the ordinary shares offered upon exercise of the Go2Net warrant when issued and paid for will be, duly authorized and validly issued, fully paid and nonassessable. The ordinary shares do not have preemptive rights. Neither the Memorandum of Association or Articles of Association of Commtouch nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.


DIVIDEND AND LIQUIDATION RIGHTS

     The ordinary shares offered by this prospectus, when issued, will be entitled to their full proportion of any cash or share dividend declared from the date of the consummation of the offering.

     Subject to the rights of the holders of shares with preferential or other special rights that may be authorized, the holders of ordinary shares are entitled to receive dividends in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which the dividend is being paid (without taking into account the premium paid up on the shares) out of assets legally available therefor and, in the event of our winding up, to share ratably in all assets remaining after payment of liabilities in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, subject to applicable law. Our Board of Directors may declare interim dividends and recommend a final annual dividend only out of profits and in such amounts as the Board of Directors may determine. Declaration of the final annual dividend requires shareholder approval at a general meeting, which may reduce but not increase such dividend from the amount recommended by the Board of Directors. See "Dividend Policy."

     In case of a share dividend, holders of shares can receive shares of a class whether such class existed prior thereto or was created therefor or shares of the same class that conferred upon the holders the right to receive such dividend.

VOTING, SHAREHOLDER MEETINGS AND RESOLUTIONS


     Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such rights may be affected by the future grant of any special voting rights to the holders of a class of shares with preferential rights. As of the closing of this offering, all of the outstanding preferred shares will convert into ordinary shares, and there will be no authorized but unissued shares with preferential rights over the ordinary shares. Any change in the registered capital of Commtouch, including the creation of a new class of shares with rights superior or inferior to existing classes of shares may be adopted by a "special resolution" (the resolution of the holders of 75 percent or more of the shares participating in a general meeting). Once the creation of a class of shares with preference rights has been approved, the Board of Directors may issue preferred shares, unless the Board is limited from doing so by the Articles of Association or a contractual provision.

     An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the Board of Directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding, or representing, more than one-third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the Chairman may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment. At such reconvened meeting any two shareholders present in person or by proxy (and not in default under the articles) will constitute a quorum.

     Most shareholder resolutions, including resolutions for the election of directors, the declaration of dividends, the appointment of auditors or the approval of transactions with Office Holders as required by the Companies Ordinance (See "Management -- Approval of Certain Transactions"), will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. Certain corporate actions such as:

     - amending the Articles of Association;

     - amending the Memorandum of Association;

     - changing our name;


     - making changes in the capital structure of Commtouch, such as a reduction of capital, increase of capital or share split;


     - merger or consolidation;

     - voluntary winding up; and

     - authorizing a new class of shares or changing special rights of a class of shares must be approved by a "special resolution" and will be deemed adopted only if approved by the holders of not less than 75 percent of the voting power represented in person or by proxy at the meeting and voting thereon, and in some cases 75 percent of the voting power of the affected class of shares.


     Our executive officers, directors, affiliates of directors (excluding Go2Net and Vulcan) and five percent or greater shareholders own beneficially an aggregate of approximately 40.0 percent of the Company's outstanding ordinary shares. See "Principal Shareholders."


TRANSFER OF SHARES AND NOTICES

     Fully paid ordinary shares are issued in registered form and may be transferred freely. Each shareholder of record is entitled to receive at least seven days' prior notice of shareholder meetings. A special resolution can be adopted only if shareholders are given 21 days' prior notice of the meeting at which such resolution will be voted on (unless all shareholders entitled to vote agree that the meeting may be held on a shorter notice period). For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix the record date not exceeding 90 days prior to the date of any general meeting.


MODIFICATION OF CLASS RIGHTS


     If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by our Articles of Association) may be modified or abrogated by Commtouch by a special resolution subject to the consent in writing of the holders of the issued shares of the class, or by the adoption of a special resolution passed at a separate general meeting of the holders of the shares of such class.


DESCRIPTION OF WARRANT OFFERED IN THIS PROSPECTUS


     In connection with the Customized Web-based Email Service Agreement entered into between Commtouch's U.S. subsidiary and Go2Net, Commtouch issued to Go2Net a fully vested, non-forfeitable, warrant to purchase 1,136,000 ordinary shares at a per-share exercise price of $12.80, subject to adjustment as provided in the warrant. The warrant is exercisable at any time until it expires on July 16, 2004; however, Go2Net entered into a lock-up agreement in which it agreed not to sell any shares acquired upon exercise of the warrant for 180 days after July 13, 1999, the date of the prospectus for the initial public offering. The warrant is exercisable pursuant to a cashless exercise based on the average closing price of the ordinary shares for the five days preceding the exercise. Until January 16, 2000, the warrant is transferable only to certain affiliates of Go2Net (including Vulcan) and to any successor to substantially all its business or assets (see "Antidilution Provisions" below). The Company extended registration rights to Go2Net covering the warrant and the shares issuable upon exercise of the warrant.


General


     Prior to this offering, there has been no public market for the warrant and no such market is likely to develop upon completion of the offering. The terms of the warrant were negotiated between the Company and Go2Net. The sale price of the warrant in this offering will be determined solely by Go2Net in negotiation with any prospective purchaser. The terms of the warrant are not related to the Company's asset value, earnings, book value or other such criteria of value. Further, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holder of the warrant can be expected to exercise it at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the warrant.


     Go2Net and its transferee(s) may be deemed to be "underwriters" under the Securities Act with respect to the sale of the shares and the warrant, and any profit realized upon sale of the shares and warrant may be deemed to be additional underwriting compensation.

Antidilution Provisions

     The holder of the warrant is given the opportunity to profit from a rise in the market price of the ordinary shares and the warrant. To the extent that the warrant is exercised, dilution of the interests of the Company's shareholders will occur. In addition, the warrant includes provisions which adjust the exercise and price upon the occurrence of certain events.

     The warrant provides that Go2Net or its permitted assigns, is entitled to purchase up to 1,136,000 fully paid and nonassessable ordinary shares at the price of $12.80 per share. The warrant is exercisable, in whole or in part, at any time and from time to time on and after July 16, 1999 through July 16, 2004 upon presentation and surrender at the principal office of the Company and payment of the exercise price.

     The warrant has a net exercise feature under which the exercise price may be paid by authorizing the Company to withhold the number of shares being exercised whose fair market value equals the aggregate exercise price of the portion of the warrant being exercised. The net exercise feature is available as long as the ordinary shares remain publicly traded or in the event of a merger or consolidation of the Company with or into an unaffiliated entity in which the shareholders of the Company own less than 50% of the voting securities of the survivor; or the sale, transfer or lease (except for a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Company to an unaffiliated entity.

     "Fair market value" means, (i) if the shares are listed on a national stock exchange or the Nasdaq National Market, the average of the closing prices for the five trading days immediately prior to the date of determination, or (ii) if the shares are not so listed, the average of the closing bid and asked prices in the over-the-counter market for the five trading days immediately prior to the date of the determination, as furnished by a national quotation service or the principal broker making a market in the shares. In a merger or consolidation, fair market value means the merger consideration or other value to be received by the Company's shareholders.

     The holder of the warrant is required to avoid becoming a 10% or greater shareholder of the Company as a result of any exercise of the warrant. The holder is also required to cooperate with the Company so as to minimize adverse Israeli tax consequences.

     Both the number of shares issuable upon exercise of the warrant and the exercise price will be ratably adjusted if any of the following events occur before the warrant is exercised:

     - the Company issues additional ordinary shares or any rights, options, warrants or other securities exercisable for or convertible into shares at a total consideration per share of less than the warrant exercise price per share. Options granted to employees and others under compensatory or stock option plans would not trigger such adjustments.

     - the Company combines all of the outstanding shares into a smaller number of shares, in which case the exercise price will be proportionately increased and the number of shares subject to the warrant will be proportionately decreased.

     - the Company declares a dividend or other distribution payable in shares or subdivides its shares into a greater number, in which case the exercise price will be proportionately decreased. The number and kind of shares available on exercise will be adjusted so that the holder will be entitled to receive the same amount and kind of dividend or distribution had the holder been a record holder of shares on any record date with respect to such dividend or distribution, and on the same terms on which the dividend or distribution was made. If the distribution involves rights, warrants, options, or any other convertible security and the exercise or conversion rights would expire prior to exercise of the warrant, the holder is entitled to exercise such rights for 30 days after exercising the warrant.

     - In the event of a merger, a reorganization or reclassification of the Company's capital stock or sale of substantially all of the Company's assets, the holder will be entitled to the same consideration which he or she would have received if the warrant had been exercised and shares issued prior to such event.

     Go2Net is subject to an agreement not to transfer any ordinary shares of the Company, including shares available on exercise of the warrant, for a period of 180 days from the issue date of the warrant. The period expires January 16, 2000. This restriction does not bind a transferee(s) of the warrant in this offering.

     Until January 16, 2000, Go2Net may transfer the warrant only to (a) any person or persons who are successors in interest to substantially all the business or assets of the holder and (b) any person which owns 10% or more of the outstanding voting securities of the holder and is either a qualified institutional buyer as defined in SEC Rule 144A or an accredited investor as defined in SEC Rule 501. Transferee(s) of the warrant also will be subject to the same terms of the warrant as if such transferee(s) were the original holder.


     The Company has agreed to file a registration statement with respect to the warrant and the shares offered under this prospectus as soon as practicable and in no event later than February 1, 2000. This registration statement is filed pursuant to that agreement. If the registration statement is not effective by that date, the exercise price will be reduced from $12.80 to $10.51, subject to any required antidilution adjustments described above.


     Holders of the warrant are not entitled to vote or receive dividends or be deemed the holder of ordinary shares or have any other rights of a shareholder of the Company until the warrant has been exercised and the shares shall have become deliverable to the holder.

DESCRIPTION OF OTHER WARRANTS


     Commtouch's U.S. subsidiary, Commtouch Software, Inc., and Microsoft Corporation entered into an Email Services Agreement dated October 26, 1999. Under this agreement, Commtouch Software, Inc. will customize, host and maintain email services for Microsoft websites in the U.S. and internationally. Microsoft will pay one-time fees for the set-up and customization of the email service for each website as well as quarterly service fees for the email service based on the number of mailboxes hosted. The term of the agreement shall continue for 12 months after the first commercial distribution date of the email service and Microsoft may extend the initial term on a quarterly or annual basis upon 60 days prior written notice. The agreement may be terminated by Microsoft for convenience upon 90 days' prior written notice, or by either party upon a material breach by the other party upon the terms specified in the agreement. In connection with the agreement, Commtouch granted Microsoft a warrant, exercisable until December 29, 1999, to purchase 707,965 of Commtouch's ordinary shares at an exercise price of $28.25 per share for an aggregate exercise price of $20,000,000. On December 29, 1999, Microsoft exercised the warrant and now holds 707,965 ordinary shares.



     As of September 30, 1999, Commtouch had outstanding warrants to purchase 243 Series C Convertible Preferred Shares issued to a consultant, which expires in July 2008.


REGISTRATION RIGHTS


     The holders of convertible preferred shares which were converted into 7,109,800 ordinary shares (the "Registrable Securities") upon effectiveness of the initial public offering have certain rights to register those shares under the Securities Act. If requested by holders of a majority of the Registrable Securities after the second anniversary of the date of the initial public offering, Commtouch must file a registration statement under the Securities Act covering all Registrable Securities requested to be included by all holders of such Registrable Securities. Commtouch may be required to effect up to two such registrations. Commtouch has the right to delay any such registration for up to 120 days under certain circumstances, but not more than once during any 12-month period.

     In addition, if Commtouch proposes to register any of its ordinary shares under the Securities Act other than in connection with a company employee benefit plan or a corporate reorganization pursuant to Rule 145 under the Securities Act, or a registration on any registration form that does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities, the holders of Registrable Securities may require Commtouch to include all or a portion of their shares in such registration, although the managing underwriter of any such offering has certain rights to limit the number of shares in such registration.



     Further, a majority of the holders of Registrable Securities may require Commtouch to register all or any portion of their Registrable Securities on Form F-3 when such form becomes available to Commtouch, subject to certain conditions and limitations. All expenses incurred in connection with all registrations (other than fees, expenses and disbursements of counsel retained by the holders of the Registrable Shares, and underwriters' and brokers' discounts and commissions) will be borne by Commtouch.


     The registration rights described in the preceding three paragraphs expire five years after the closing date of the initial public offering.


     All of the holders of Registrable Securities have agreed that they will not exercise any right with respect to any registration for a period of 180 days after the date of the initial public offering, without the prior written consent of US Bancorp Piper Jaffray, which was one of the managing underwriters in the initial public offering.



     The Company also extended registration rights to Go2Net and to Vulcan Ventures. These rights allow Go2Net and Vulcan to require the Company to register the shares and warrant and the shares issuable upon exercise of the warrant which are being offered in this prospectus. If the Company is unable to cause a registration statement for these shares to become effective as of February 1, 2000, the exercise price of the warrant will be reduced to $10.51 per share.



     In addition, the Company has agreed to register for resale the 707,965 shares acquired by Microsoft through exercise of a warrant on December 29, 1999.


ACCESS TO INFORMATION


     We file reports with the Israeli Registrar of Companies regarding our registered address, our registered capital, our shareholders of record and the number of shares held by each, the identity of the directors and details regarding security interests on our assets. In addition, Commtouch must file with the Registrar of Companies its Articles of Association and a copy of any special resolution adopted by a general meeting of shareholders. The information filed with the Registrar of Companies is available to the public. In addition to the information available to the public, our shareholders are entitled, upon request, to review and receive copies of all minutes of meetings of our shareholders.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our ordinary shares is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE


     As of September 30, 1999, Commtouch had outstanding 15,094,166 ordinary shares (including the issuance of 651,307 ordinary shares assuming the net exercise of the in-the-money outstanding warrant issued to Go2Net). Of these shares, 11,738,206 shares are "restricted" shares under the Securities Act. All restricted shares are subject to lock-up agreements with the underwriters pursuant to which the holders of the restricted shares have agreed not to sell, pledge or otherwise dispose of such shares for a period of 180 days after July 13, 1999 (or January 10, 2000), the date of the initial public offering. U.S. Bancorp Piper Jaffray may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. However, U.S. Bancorp Piper Jaffray has no current plans to do so. In addition, Microsoft has agreed not to sell, pledge or otherwise dispose of its 707,965 shares (or any other of our ordinary shares which it may acquire) until after June 29, 2000.



     The following table indicates approximately when the 11,738,206 ordinary shares of Commtouch that were not sold in the initial public offering but which were outstanding at the time that offering was completed will be eligible for sale into the public market:


ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN PUBLIC MARKET


January 10, 2000............................   6,839,948
After January 10, 2000......................   4,898,258
                                              11,738,206



     Most of the restricted shares that will become available for sale in the public market beginning 180 days after the effective date of the initial public offering will be subject to certain volume and other resale restrictions pursuant to Rule 144 because the holders are affiliates of Commtouch. The general provisions of Rule 144 are described below.



     In general, under Rule 144, an affiliate of Commtouch, or person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of



     - 1% of the then outstanding ordinary shares (approximately 150,941 shares, assuming net exercise of the Go2Net warrant) or


     - the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.


     Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about Commtouch. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of Commtouch any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. 1,768,700 of the restricted shares may be resold under Rule 144(k) beginning 180 days after the effective date of the initial public offering.



     The holders of 7,109,800 ordinary shares which were issued upon conversion of convertible preferred shares at the time of the initial public offering, Go2Net and Vulcan Ventures as holders of the 1,344,086 ordinary shares offered in this prospectus and Go2Net as holder of the warrant for 1,136,000 ordinary shares offered in this prospectus, have certain rights to register those shares under the Securities Act, pursuant to registration rights agreements entered into between Commtouch and those holders. The Registration Statement of which this prospectus is a part was filed pursuant to the registration rights of Go2Net and Vulcan. In addition, the Company has agreed to register for resale the 707,965 shares acquired by Microsoft through exercise of a warrant on December 29, 1999.



     In addition to the restriction imposed by the securities laws, 671,520 of the restricted shares were issued to certain employees of Commtouch pursuant to restricted stock agreements. Pursuant to the provisions of these agreements, Commtouch Software, Inc. has a repurchase option on any unvested shares. Commtouch Software, Inc.'s repurchase option with respect to such shares lapses ratably over time. At the 180th day after the effective date of the initial public offering, approximately 420,600 of those shares will remain subject to the repurchase option.



     As of September 30, 1999, 5,000,000 shares were reserved for issuance under our stock option plans, of which options to purchase 1,097,180 shares were then outstanding. Beginning 180 days after the effective date of the initial public offering, approximately 289,785 shares issuable upon the exercise of vested options will become eligible for sale.



     We intend to file, by January 10, 2000, a Form S-8 registration statement under the Securities Act to register shares issued in connection with option exercises and shares reserved for issuance under all stock plans. Ordinary shares issued upon exercise of options after the effective date of the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and to lock-up agreements.

               U.S. TAX CONSIDERATIONS REGARDING ORDINARY SHARES
                           ACQUIRED BY U.S. TAXPAYERS


     The following discussion summarizes the material U.S. federal income tax consequences arising from the purchase, ownership and sale of the ordinary shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. Commtouch will not seek a ruling from the Internal Revenue Service with regard to the United States federal income tax treatment relating to investment in the ordinary shares and, therefore, no assurance exists that the Internal Revenue Service will agree with the conclusions set forth below. The summary below does not purport to address all federal income tax consequences that may be relevant to particular investors. This summary does not address the consequences that may be applicable to particular classes of taxpayers, including investors that hold ordinary shares as part of a hedge, straddle or conversion transaction, insurance companies, banks or other financial institutions, broker-dealers, tax-exempt organizations and investors who own (directly, indirectly or through attribution) 10% or more of Commtouch's outstanding voting stock. Further, it does not address the alternative minimum tax consequences of an investment in ordinary shares or the indirect consequences to U.S. Holders, as defined below, of equity interests in investors in ordinary shares. This summary is addressed only to holders that hold ordinary shares as a capital asset within the meaning of Section 1221 of the Code, are U.S. citizens, individuals resident in the United States for purposes of U.S. federal income tax, domestic corporations or partnerships and estates or trusts treated as "United States persons" under
Section 7701 of the Code ("U.S. Holders").


     EACH INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

TAX BASIS OF ORDINARY SHARES

     A U.S. Holder's tax basis in his or her ordinary shares will be the purchase price paid therefor by such U.S. Holder. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

SALE OR EXCHANGE OF ORDINARY SHARES


     A U.S. Holder's sale or exchange of ordinary shares will result in the recognition of gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the ordinary shares sold. Subject to the following discussion of the consequences of Commtouch being treated as a Passive Foreign Investment Company or a Foreign Investment Company, such gain or loss will be capital gain or loss if such ordinary shares are a capital asset in the hands of the U.S. Holder. Gain or loss realized on the sale of ordinary shares will be long-term capital gain or loss if the ordinary shares sold had been held for more than one year at the time of their sale. Long-term capital gains recognized by certain taxpayers generally are subject to a reduced rate of federal tax (currently a maximum of 20%). If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain or loss. Short-term capital gains generally are subject to tax at the same rates as ordinary income. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes.

     See discussion under "Israeli Taxation and Investment Programs -- Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders" for a discussion of taxation by Israel of capital gains realized on sales of capital assets.

TREATMENT OF DIVIDEND DISTRIBUTIONS


     For U.S. federal income tax purposes, gross dividends (including the amount of any Israeli taxes withheld therefrom) paid to a U.S. Holder with respect to his or her ordinary shares will be included in his or her ordinary income to the extent made out of current or accumulated earnings and profits of Commtouch, as determined based on U.S. tax principles, at the time the dividends are received and will be treated as foreign source dividend income for purposes of the foreign tax credit limitation described below. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under
Section 243 of the Code. Dividend distributions in excess of Commtouch's current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder's tax basis in his or her ordinary shares to the extent thereof and then as a gain from the sale of ordinary shares. Dividends paid in NIS will be includible in income in a U.S. dollar amount based on the exchange rate at the time of their receipt, and any gain or loss resulting from currency fluctuations during the period from the date a dividend is paid to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.



     Any Israeli withholding tax imposed on dividends paid to a U.S. Holder will be a foreign income tax eligible for credit against such U.S. Holder's U.S. federal income tax liability subject to certain limitations. Alternatively, a U.S. Holder may claim a deduction for such amount, but only for a year in which a U.S. Holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by Commtouch with respect to ordinary shares will generally constitute "passive income". Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a general prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90% and an allowance of foreign tax credits for alternative minimum tax purposes only to the extent of foreign-source alternative minimum taxable income. See "Israeli Taxation and Investment Programs -- Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders."


INFORMATION REPORTING AND BACKUP WITHHOLDING

     Any dividends paid on, or proceeds derived from a sale of, the ordinary shares to, or by, U.S. Holders may be subject to U.S. information reporting requirements and the 31% U.S. backup withholding tax unless the holder (i) is a corporation or other exempt recipient or (ii) provides a United States taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.

TAX STATUS OF COMMTOUCH FOR U.S. FEDERAL INCOME TAX PURPOSES



     Passive Foreign Investment Company. If Commtouch were deemed to be a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, any gain recognized by a U.S. Holder upon the sale of ordinary shares (or the receipt of certain distributions) generally would be treated as ordinary income, such income would be allocated over such U.S. Holder's holding period for such ordinary shares and an interest charge would be imposed on the amount of deferred tax on such income which is allocated to prior taxable years. Generally, Commtouch will be treated as a PFIC for any tax year if, in such tax year or any prior tax year, either (i) 75% or more of its gross income is passive in nature, or (ii) on average, 50% or more of its assets (by value or, if Commtouch elects or if Commtouch is treated as a "controlled foreign corporation" under the Code, by their adjusted basis for computing earnings and profits) produce or are held for the production of passive income. Commtouch does not believe it satisfies either of the tests for PFIC status for any of its pre-1999 tax years. Because Commtouch acquired substantial cash in connection with its initial public offering in 1999, it is possible that Commtouch became a PFIC in its 1999 tax year. Commtouch will not be able to determine whether it in fact became a PFIC in its 1999 tax year until its operating results for the last quarter of 1999 are available. If Commtouch did not become a PFIC in its 1999 tax year, then Commtouch expects that the majority of its assets will continue to generate sufficient levels of active income for it to avoid PFIC treatment for U.S. federal income tax purposes in post-1999 tax years. However, since the determination whether Commtouch is a PFIC will be made annually based on facts and circumstances that, to some extent, may be beyond Commtouch's control, if Commtouch did not become a PFIC in its 1999 tax year, there can be no assurance that Commtouch will not become a PFIC at some time in the future. If Commtouch were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her ordinary shares as an interest in a qualified electing fund (a "QEF Election"), in which case, the U.S. Holder would be required to include in income currently his or her proportionate share of Commtouch's earnings and profits in years in which Commtouch is a PFIC whether or not distributions of such earnings and profits are actually made to such U.S. Holder, but any gain subsequently recognized upon the sale by such U.S. Holder of his or her ordinary shares generally would be taxed as a capital gain. Alternatively, a U.S. Holder may elect to mark the ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of its ordinary shares and the adjusted basis of such stock. See "U.S. Consequences Regarding Ordinary Shares Acquired by U.S. Taxpayers -- Sale or Exchange of Ordinary Shares" above. U.S. Holders should consult with their own tax advisers regarding the eligibility, manner and advisability of making a QEF Election if Commtouch is treated as a PFIC.



     Controlled Foreign Corporations. Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFC"). The CFC provisions may impute some portion of such a corporation's undistributed income to certain U.S. shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock which would otherwise qualify for capital gains treatment. In general, the CFC provisions will apply to Commtouch only if U.S. shareholders, who are U.S. Holders and who own, directly or indirectly or by attribution, 10% or more of the total combined voting power of all classes of voting stock own in the aggregate (or are deemed to own after application of complex attribution rules) more than 50% (measured by voting power or value) of the outstanding stock of Commtouch. Commtouch does not believe that it will be a CFC after this Offering. It is possible that Commtouch could become a CFC in the future. Even if Commtouch were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to U.S. shareholders, who are U.S. Holders and who own, directly or indirectly or by attribution, 10% or more of the total combined voting power of all classes of voting stock of Commtouch.

     Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company. A corporation will be classified as a personal holding company, or a PHC, if (i) five or fewer individuals at any time during the last half of a tax year (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income for the taxable year, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).


     A corporation will be classified as a foreign personal holding company, or an FPHC, and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of (50% for years following the first year it becomes a FPHC) FPHC income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in an FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).



     A corporation will be classified as a foreign investment company, or an FIC, if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or unit investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the total value or the total combined voting power of all classes of the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, any gain on the sale or exchange of stock in a foreign corporation, which was a FIC at any time during the period during which a taxpayer held such stock, is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's accumulated earnings and profits.



     Commtouch will not be able to determine whether it became a PFIC in its 1999 tax year until its operating results for the last quarter of 1999 are available. If Commtouch did not become a PFIC in its 1999 tax year, Commtouch believes that it will not be a PFIC after this Offering. Commtouch also believes that it is not and will not be a PHC, FPHC or FIC after this Offering. However, no assurance can be given as to Commtouch's future status.

                    ISRAELI TAXATION AND INVESTMENT PROGRAMS


     The following discussion summarizes the material Israeli tax consequences relating to Commtouch, its shareholders and ownership and disposition of its ordinary shares. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his personal investment circumstances or to certain types of investors subject to special treatment under Israeli law (for example, traders in securities or persons that own, directly or indirectly, 10% or more of Commtouch's outstanding voting shares). The following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses such as Commtouch. To the extent that the discussion is based on new legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion does not cover all possible tax consequences or situations, and investors should consult their tax advisors regarding the tax consequences unique to their situation.


GENERAL CORPORATE TAX STRUCTURE


     Commtouch is subject to corporate tax in Israel. Commencing in the tax year 1993 through and including 1996, the regular rate of corporate tax to which Israeli companies are subject decreased each year, i.e. from 39% in 1993 down to 36% in 1996 and thereafter. However, the effective rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less. See "Law for the Encouragement of Capital Investments, 1959."



     Our tax loss carryforwards were approximately $10.4 million as of December 31, 1998. The amount of our tax loss carryforwards will be reduced by any future income of Commtouch that would be fully tax exempt.


TAXATION UNDER INFLATIONARY CONDITIONS

     The Income Tax Law (Adjustment for Inflation), 1985 (the "Adjustment for Inflation Law") attempts to overcome some of the problems experienced in a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the Adjustment for Inflation Law was enacted. Generally, the Adjustment for Inflation Law was designed to neutralize for Israeli tax purposes the erosion of capital investments in businesses and to prevent unintended tax benefits resulting from the deduction of inflationary financing expenses. The Adjustment for Inflation Law applies a supplementary set of inflationary adjustments to a normal taxable profit computed according to regular historical cost principles.

     The Adjustment for Inflation Law introduced a special adjustment for the preservation of equity for the tax purpose based on changes in the Israeli CPI, whereby corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where shareholders' equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated cost of fixed assets, a corporate tax deduction which takes into account the effect of inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on an inflation-linked basis with no ceiling). If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess multiplied by the annual rate of inflation is added to taxable income.


     In addition, subject to certain limitations, depreciation on fixed assets and loss carried forwards are adjusted for inflation based on changes in the Israeli CPI. The net effect of the Adjustment for Inflation Law on Commtouch might be that Commtouch's taxable income, as determined for Israeli corporate tax purposes, will be different from Commtouch's U.S. dollar income, as reflected in its financial statements, due to the difference between the annual changes in the CPI and in the NIS exchange rate with respect to the U.S. Dollar, causing changes in the actual tax rate.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969


     Commtouch is currently considered to qualify as an "Industrial Company" within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an "Industrial Enterprise" that it owns. An "Industrial Enterprise" is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.


     Included among the tax benefits for an Industrial Company are deductions of 12.5% per annum of the purchase price of a patent or of know-how, an election under certain conditions to file a consolidated return and accelerated depreciation rates on equipment and buildings.


     Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that Commtouch will continue to be considered as an "Industrial Company" or that the benefits described above will be available in the future.


LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     The Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"), provides that a capital investment in production facilities (or other eligible facilities) may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific capital investment program delineated both by its financial scope, including its capital sources, and its physical characteristics, i.e. the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.


     Commtouch's investment plans have been granted the status of an Approved Enterprise under the Investment Law, in two separate investment programs. These programs provide Commtouch with certain tax benefits as described below; with regard to the first program, Commtouch also received long-term loans guaranteed by the State of Israel. Under the terms of Commtouch's Approved Enterprise programs, income earned by Commtouch from its Approved Enterprises will be tax exempt for a period of two years, commencing with the year in which it first earns taxable income, and subject to a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years (provided that the total period of tax benefits will not extend past (i) 12 years from the year of commencement of production or (ii) 14 years from the year of approval of approved enterprise status). The reduced corporate tax rate, to which Commtouch's Approved Enterprise program will be subject is dependent on the level of foreign investment in Commtouch. In the event a company operates under more than one approval or only part of its capital investments are approved (a "Mixed Enterprise"), its effective corporate tax rate is the result of a weighted combination of the various applicable rates. Notwithstanding these tax benefits, to the extent Commtouch receives income from countries other than Israel, such income may be subject to withholding tax.



     The implementation of the investments under the first plan was finalized by Commtouch in 1995. The implementation of the second plan is expected to be finalized in 1999.

     If dividends are distributed out of tax-exempt profit from Commtouch's Approved Enterprises, Commtouch will be liable for corporate tax at the rate which would have been applied if it had not chosen the alternative tax benefits (currently 25% for an Approved Enterprise and dividend withholding tax of 15% -- see below). Therefore, income derived from Commtouch's Approved Enterprises would be subject to tax if distributed to shareholders as a dividend. See Note 8 to the Consolidated Financial Statements.


     The dividend recipient will be taxed at the reduced rate applicable to dividends from Approved Enterprises (currently 15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter, or for an unlimited period in the case of a "Foreign Investors' Company" -- a company more than 25% foreign owned with an Approved Enterprise. This tax must be withheld by the company at source regardless of whether the dividend is converted into foreign currency. See "-- Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders." Subject to certain provisions concerning income eligible for exemption if retained, all dividends are considered to be attributable to the entire enterprise, and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

     The Investment Law also provides that a company with an Approved Enterprise is entitled to accelerated depreciation on its property and equipment included in an approved investment program.

     Future applications to the Investment Center will be reviewed separately, and decisions as to whether or not to approve such applications will be based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such applications and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such applications will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, the Company would be required to refund the amount of tax benefits, with the addition of the CPI linkage adjustment and interest.

CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI RESIDENT SHAREHOLDERS

     Under existing regulations any capital gain realized by an individual shareholder with respect to the Ordinary Shares acquired on or after the listing of such shares for trading will be exempt from Israeli capital gains tax if the Ordinary Shares are listed on an approved foreign securities market (which includes Nasdaq in the United States), provided that the company continues to qualify as an Industrial Company under Israeli law and provide the individual does not hold such shares for business purposes.

     If we do not maintain our status as an Industrial Company, then subject to any applicable tax treaty the Israeli capital gains tax rates would be up to 50% for non-Israeli resident individuals and 36% for companies.


     Upon a distribution of dividends other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25% (or the lower rate of 15% payable with respect to Approved Enterprises), unless a double taxation treaty is in effect between Israel and the shareholder's country of residence that provides for a lower tax rate in Israel on dividends.


     A tax treaty between the United States and Israel (the "Treaty"), provides for a maximum tax of 25% on dividends paid to a resident of the United States (as defined in the Treaty). Dividends distributed by an Israeli company and derived from the income of an approved enterprise are subject to a 15% dividend withholding tax. The Treaty further provides that a 12.5% Israeli dividend withholding tax applies to dividends paid to a United States corporation owning 10% or more of an Israeli company's voting shares throughout the current year to the date the dividend is paid and the preceding taxable year (as applicable). The 12.5% rate applies only on dividends from a company that does not have an Approved Enterprise in the applicable period.


     If for any reason shareholders do not receive the above exemption for a sale of shares in an Industrial Company, the Treaty provides U.S. resident investors with an exemption from Israeli capital gains tax in certain circumstances (there may still be U.S. taxes) upon a disposition of shares in Commtouch if they held under 10% of the Company's voting stock throughout the 12 months before the share disposition. If Israeli capital gains tax is payable, it can be credited against U.S. federal tax under the circumstances specified in the Treaty.


     A non-resident of Israel who has had dividend income derived or accrued in Israel from which the applicable tax was withheld at source is currently exempt from the duty to file an annual Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such non-resident and that such non-resident does not derive other non-passive income from sources in Israel.

TAX BENEFITS FOR RESEARCH AND DEVELOPMENT


     Israeli tax law allows under certain conditions a tax deduction in the year incurred for expenditures (including depreciation on capital expenditures but excluding depreciable capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of the proceeds of government grants are not deductible, i.e. Commtouch will be able to deduct the unfunded portion of the research and development expenditures and not the gross amount.


LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984

     Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law") and the Instructions of the Director General of the Ministry of Industry and Trade, research and development programs and the plans for the intermediate stage between research and development, and manufacturing and sales approved by a governmental committee of the Office of Chief Scientist
(OCS) (the "Research Committee") are eligible for grants of up to 50% of the project's expenditure if they meet certain criteria. These grants are issued in return for the payment of royalties from the sale of the product developed in accordance with the program as follows: 3% of revenues during the first three years, 4% of revenues during the following three years, and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the OCS grant (or in some cases up to 300%). Following the full payment of such royalties, there is no further liability for payment.

     The Israeli government further requires that products developed with government grants be manufactured in Israel. However, in the event that any portion of the manufacturing is not conducted in Israel, if approval is received from the OCS, the Company would be required to pay royalties that are adjusted in proportion to manufacturing outside of Israel as follows: when the manufacturing is performed outside of Israel by the Company or an affiliate company, the royalties are to be paid as described above with the addition of 1%, and when the manufacturing outside of Israel is not performed by the Company or an affiliate the royalties paid shall be equal to the ratio of the amount of grant received from the OCS divided by the amount of grant received from the OCS and the investment(s) made by the Company in the project. The payback will also be adjusted to 120%,

150% or 300% of the grant if the portion of manufacturing that is performed outside of Israel is up to 50%, between 50% and 90%, or more than 90%, respectively. The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology may be granted only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased.

     In order to meet certain conditions in connection with the grants and programs of the OCS, the Company has made certain representations to the Israel government about the Company's future plans for its Israeli operations. From time to time the extent of the Company's Israeli operations has differed and may in the future differ, from the Company's representations. If, after receiving grants under certain of such programs, the Company fails to meet certain conditions to those benefits, including, with respect to grants received from the OCS, the maintenance of a material preserve in Israel, or if there is any material deviation from the representations made by the Company to the Israeli government, the Company could be required to refund to the State of Israel tax or other benefits previously received (including interest and CPI linkage difference) and would likely be denied receipt of such grants or benefits, and participation of such programs, thereafter.

     The Company participates in programs sponsored by the OCS for the support of research and development activities. Through December 31, 1998, the Company had recorded grants from OCS aggregating $653,000 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS of 3% to 5% of the sales of the products and other related revenues developed from such projects, up to an amount equal to 100% to 150% of the grants received. Through March 31, 1999, the Company has accrued and paid royalties to the OCS in the aggregate amount of $253,000. At March 31, 1999, the aggregate OCS contingent liability was $400,000.

     Each application to the OCS is reviewed separately, and grants are based on the program approved by the Research Committee. Expenditures supported under other incentive programs of the State of Israel are not eligible for OCS grants. As a result, there can be no assurance that applications to the OCS will be approved or, if approved, what the amounts of the grants will be.

FUND FOR THE ENCOURAGEMENT OF MARKETING ACTIVITIES

     The Company has received grants relating to its overseas marketing expenses from the Marketing Fund. These grants are awarded for specific expenses incurred by the Company for overseas marketing and are based upon the expenses reported by the Company to the Marketing Fund. All marketing grants recorded from the Marketing Fund until 1997 are linked to the dollar and are repayable as royalties at the rate of 3% of the amount of increases in export sales realized by the Company from the Marketing Fund. Grants recorded beginning January 1, 1998 bear royalties of 4% plus interest at LIBOR rates. The Company will face royalty obligations on grants from the Marketing Fund only to the extent it actually achieves increases in export sales. The proceeds of these grants are presented in the Company's consolidated Financial Statements as offsets to marketing expenses. Through December 31, 1998, the Company had received grants from the Marketing Fund in the amount of approximately $279,000. At March 31, 1999 the aggregate contingent liability was approximately $121,000.

                              CONDITIONS IN ISRAEL


     Commtouch is incorporated under the laws of the State of Israel, and substantially all of our research and development and significant executive facilities are located in Israel. Accordingly, Commtouch is directly affected by political, economic and military conditions in Israel. Our operations would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.


POLITICAL CONDITIONS


     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. In addition, Israel and several Arab States have announced their intention to establish trade and other relations and are discussing certain projects. Israel has not entered into any peace agreement with Syria or Lebanon, and there have been difficulties in the negotiations with the Palestinians. We cannot be certain as to how the peace process will develop or what effect it may have upon Commtouch.



     Despite the progress towards peace between Israel and its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. Commtouch does not believe that the boycott has had a material adverse effect on Commtouch, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of Commtouch's business.


     Generally, all male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform up to 39 days, or longer under certain circumstances, of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion or reduction of such obligations.

ECONOMIC CONDITIONS

     Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The current Israeli government elected in 1996 has expressed its intention to reduce government involvement in the economy by various means, including relaxation of foreign currency controls and certain budgetary restraints, and privatization of certain government-owned companies. The Israeli government has periodically changed its policies in all these areas.

     Until May 1998, Israel imposed restrictions on transactions in foreign currency. These restrictions affected our operations in various ways, and also affected the right of non-residents of Israel to convert into foreign currency amounts they received in Israeli currency, such as the proceeds of a judgment enforced in Israel. Despite these restrictions, foreign investors who purchased shares with foreign currency were able to repatriate in foreign currency both dividends (after deduction of withholding tax) and the proceeds from the sale of the shares. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

TRADE AGREEMENTS

     Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

     Israel has entered into preferential trade agreements with the European Union, the United States and the European Free Trade Association. In recent years, Israel has established commercial and trade relations with a number of the other nations, including Russia, China and India, with which Israel had not previously had such relations.

ASSISTANCE FROM THE UNITED STATES

     Israel receives significant amounts of economic and military assistance from the United States, averaging approximately $3 billion annually over the last several years. In addition, in 1992, the United States approved the issuance of up to $10 billion of loan guarantees during U.S. fiscal years 1993 to 1998 to help Israel absorb a large influx of new immigrants, primarily from the republics of the former Soviet Union. Under the loan guarantee program, Israel may issue up to $2 billion in principal amount of guaranteed loans each year, subject to reduction in certain circumstances. There is no assurance that foreign aid from the United States will continue at or near amounts received in the past. If the grants for economic and military assistance or the United States loan guarantees are eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences.

                              PLAN OF DISTRIBUTION


     The Selling Securityholders may sell, directly or through brokers, the ordinary shares and warrant in one or more long or short transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The shares sold hereby and the shares issuable upon exercise of the warrant are subject to a lock-up period which expires January 10, 2000 (June 29, 2000 in the case of Microsoft). Because of these lock-up periods, the Selling Securityholders have no present intention to sell the ordinary shares, or the warrant, until after expiration of their respective lock-up periods.


     The Selling Securityholders may offer their shares and the warrant in one or more of the following transactions:

     - On any national securities exchange or quotation service on which the ordinary shares may be listed or quoted at the time of sale, including the Nasdaq National Market;

     - In the over-the-counter market;

     - In private transactions;

     - Through options or other derivative instruments;

     - By pledge to secure debts or other obligations;

     - Through block transactions;

     - Any other legally available means; or

     - A combination of any of the above transactions.

     In connection with such sales, the Selling Securityholders and any participating broker may be deemed to be "underwriters" of the shares within the meaning of the Securities Act, although the offering of these securities may not be underwritten by a broker-dealer firm. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders. Any such commissions and profits realized on any resale of the shares and warrant might be deemed to be underwriting discounts and commissions under the Securities Act. Sales in the market may be made to broker-dealers making a market in the ordinary shares or other broker-dealers, and such broker-dealers, upon their resale of such securities, may be deemed to be underwriters in this offering.


     The Company will bear all costs and expenses of the registration under the Securities Act and certain state securities laws of the ordinary shares and warrant, other than any discounts or commissions payable with respect to sales of such securities. We estimate that our expenses in connection with this offering will be approximately $500,000.


     From time to time this prospectus may be supplemented or amended as required by the Securities Act. During any time when a supplement or amendment is required, the Selling Securityholders are required to stop making sales until the prospectus has been supplemented or amended. Further, the Company is required to maintain the effectiveness of the Registration Statement during the period ending on (i) the date the warrant is fully exercised and all the ordinary shares offered by this prospectus, including the shares available on exercise of the warrant, are sold or (ii) two years from the date of the initial public offering, whichever occurs first.

     We will make copies of this prospectus available to the Selling Securityholders and have informed the Selling Securityholders of the need for delivery of a copy of this prospectus to each purchaser of the ordinary shares or the warrant prior to or at the time of such sale.

     Pursuant to the terms under which the ordinary shares and the warrant were issued to the Selling Securityholders, the Company has agreed to indemnify the Selling Securityholders and any underwriter against such liabilities as they may incur as a result of any untrue statement of a material fact in the Registration Statement of which this prospectus is a part, or any omission herein or therein to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. Such indemnification includes liabilities under the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities laws and the rules thereunder, but excludes liabilities for statements or omissions that were based on information provided by the Selling Securityholders, as to which they have agreed to indemnify the Company and any underwriter.

     Each Selling Securityholder and any other persons participating in a distribution of securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, Selling Securityholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distribution, subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered hereby.

                                 LEGAL MATTERS


     Certain legal matters with respect to United States law are being passed upon for Commtouch by McCutchen, Doyle, Brown & Enersen, LLP, Palo Alto, California. The validity of the ordinary shares offered hereby is being passed upon for Commtouch by Naschitz, Brandes & Co., Tel-Aviv, Israel. The partners of McCutchen, Doyle, Brown & Enersen, LLP, beneficially own an aggregate of 13,840 ordinary shares and the partners of Naschitz, Brandes & Co. beneficially own an aggregate of 15,000 ordinary shares.


                                    EXPERTS


     The consolidated financial statements of Commtouch Software Ltd. as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 appearing in this prospectus and Registration Statement have been audited by Kost, Forer & Gabbay, a member of Ernst & Young International, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.


                                 ISA EXEMPTION


     The Israel Securities Authority has granted Commtouch an exemption from the obligation to publish this prospectus in the manner required pursuant to the prevailing laws of the State of Israel, and from the obligation to file periodic reports with the Israel Securities Authority. Commtouch will make a copy of each report filed in accordance with United States law available for public review at its principal office in Israel.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form F-1 with the SEC for the shares we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are required to file annual and special reports and other information with the SEC.


     You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060. Information contained on the Commtouch websites does not constitute part of this prospectus.


     We are subject to certain of the informational requirements of the Exchange Act. We, as a "foreign private issuer," are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of ordinary shares. In addition, we are not required to file quarterly reports or to file annual and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed by an independent accounting firm, as well as quarterly reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each such quarter.

                      ENFORCEABILITY OF CIVIL LIABILITIES


     We are incorporated in Israel, and most of our directors and many of the executive officers and the Israeli experts named herein are not residents of the United States and substantially all of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and executive officers or the Israeli experts named herein and enforcement of judgments obtained in the United States against us, and our directors and executive officers, or the Israeli experts named herein, may be difficult to obtain within the United States. Commtouch Software, Inc. is the U.S. agent authorized to receive service of process in any action against us arising out of this offering or any related purchase or sale of securities. We have not given consent for this agent to accept service of process in connection with any other claim.

     We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

     - the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,

     - the judgment is no longer appealable,

     - the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and

     - the judgment is executory in the state in which it was given.

     Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if (i) the judgment was obtained by fraud, (ii) there was no due process, (iii) the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel, (iv) the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid, or (v) at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel. Judgments rendered or enforced by Israeli courts will generally be payable in Israeli currency. Judgment debtors bear the risk associated with converting their awards into foreign currency, including the risk of unfavorable exchange rates.

                            COMMTOUCH SOFTWARE LTD.



           CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 1999


                                IN U.S. DOLLARS



                                     INDEX



                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Statements of Changes in Shareholders' Equity (Deficit).....  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS



To the Shareholders of


COMMTOUCH SOFTWARE LTD.



     We have audited the accompanying consolidated balance sheets of Commtouch Software Ltd. and its subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards, in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Commtouch Software Ltd. and its subsidiary as of December 31, 1997 and 1998, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States.



                                                /s/  Kost, Forer & Gabbay


                                                   KOST, FORER & GABBAY


                                                A member of Ernst & Young
                                                      International


Tel-Aviv, Israel


March 15, 1999


(Except for Note 11, as to which the date is July 12, 1999)



Tel-Aviv, Israel

                            COMMTOUCH SOFTWARE LTD.



                          CONSOLIDATED BALANCE SHEETS


                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



                                                                 DECEMBER 31,
                                                              ------------------   SEPTEMBER 30,
                                                               1997       1998         1999
                                                              -------   --------   -------------
                                                                                    (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   324   $    834     $ 67,708
  Trade receivables.........................................       49        133        1,501
  Marketable securities.....................................       --         --        4,930
  Prepaid marketing expenses relating to Go2Net warrant.....       --         --        4,386
  Prepaid expenses..........................................       13         96          429
  Government authorities....................................       38         45          153
  Other accounts receivable.................................       29        103          474
                                                              -------   --------     --------
         Total current assets...............................      453      1,211       79,581
Severance Pay Fund..........................................      214        223          318
Property and Equipment, net.................................      398        932        4,049
                                                              -------   --------     --------
                                                              $ 1,065   $  2,366     $ 83,948
                                                              =======   ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Short-term bank line of credit............................  $   733   $  1,328     $     --
  Current portion of bank loans and capital leases..........       66        112          147
  Trade payables............................................      355        446          919
  Employees and payroll accruals............................      252        313          941
  Government authorities....................................      232        246          124
  Deferred revenue..........................................       --         74          435
  Other liabilities.........................................       79        132          689
                                                              -------   --------     --------
         Total current liabilities..........................    1,717      2,651        3,255
                                                              -------   --------     --------
Long-term portion of bank loans and capital leases..........       28        164           47
Accrued Severance Pay.......................................      338        366          418
                                                              -------   --------     --------
                                                                  366        530          465
                                                              -------   --------     --------
Commitments and Contingent Liabilities
Shareholders' Equity (Deficit)
  Convertible Preferred shares -- Series A, B and C
  Convertible Preferred Shares -- Authorized: 500,000 and
    524,250 shares of NIS 1 par value as of December 31,
    1997 and 1998 respectively; Issued and outstanding:
    183,637, 221,265 shares as of December 31, 1997 and
    1998, respectively; Aggregate liquidation preference of
    approximately $13,200 as of December 31, 1998...........       63         74           --
  Ordinary Shares --
    Authorized: 10,683,600, 11,515,000 and 40,000,000 shares
    of NIS 0.05 par value as of December 31, 1997 and 1998
    and September 30, 1999 (unaudited), respectively; Issued
    and outstanding: 1,450,040 shares as of December 31,
    1997, 1998 and 14,442,859 shares as of September 30,
    1999 (unaudited)........................................       27         27          204
Additional paid-in capital..................................    6,295     11,256      111,844
Stock-based employee deferred compensation..................       --       (418)      (6,551)
Notes receivable from shareholders..........................      (77)       (77)      (1,225)
Accumulated other comprehensive income......................       --         --           39
Accumulated deficit.........................................   (7,326)   (11,677)     (24,083)
                                                              -------   --------     --------
         Total Shareholders' Equity (Deficit)...............   (1,018)      (815)      80,228
                                                              -------   --------     --------
                                                              $ 1,065   $  2,366     $ 83,948
                                                              =======   ========     ========



The accompanying notes are an integral part of these consolidated financial statements.

                            COMMTOUCH SOFTWARE LTD.



                     CONSOLIDATED STATEMENTS OF OPERATIONS


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                           THREE MONTHS
                                                                               ENDED         NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,       SEPTEMBER 30,       SEPTEMBER 30,
                                           ---------------------------   -----------------   ------------------
                                            1996      1997      1998      1998      1999      1998       1999
                                           -------   -------   -------   -------   -------   -------   --------
                                                                            (UNAUDITED)         (UNAUDITED)
Revenues:
Email services...........................  $    --   $    --   $   389   $   130   $ 1,117   $   221   $  2,015
  Software licenses......................    2,641       711        --        --        --        --         --
  Software maintenance and services......      493       188        --        --        --        --         --
                                           -------   -------   -------   -------   -------   -------   --------
         Total revenues..................    3,134       899       389       130     1,117       221      2,015
                                           -------   -------   -------   -------   -------   -------   --------
Cost of revenues:
  Email services.........................       --        --       569       166     1,325       310      2,371
  Software licenses......................       79        21        --        --        --        --         --
  Software maintenance and services......      384       144        --        --        --        --         --
                                           -------   -------   -------   -------   -------   -------   --------
         Total cost of revenues..........      463       165       569       166     1,325       310      2,371
                                           -------   -------   -------   -------   -------   -------   --------
Gross profit (loss)......................    2,671       734      (180)      (36)     (208)      (89)      (356)
                                           -------   -------   -------   -------   -------   -------   --------
Operating expenses:
  Research and development, net..........    1,478     1,108     1,149       308       797       879      1,511
  Selling and marketing..................    1,965     2,202     2,001       509     2,006     1,474      3,562
  General and administrative.............      465       829       604       151     1,485       426      3,330
  Amortization of the prepaid marketing
    expenses relating to Go2Net
    warrant..............................       --        --        --        --     1,464        --      1,464
  Amortization of stock-based employee
    deferred compensation................       --        --        91        18     1,096        28      2,495
                                           -------   -------   -------   -------   -------   -------   --------
         Total operating expenses........    3,908     4,139     3,845       986     6,848     2,807     12,362
                                           -------   -------   -------   -------   -------   -------   --------
Operating loss...........................   (1,237)   (3,405)   (4,025)   (1,022)   (7,056)   (2,896)   (12,718)
Interest and other income (expenses),
  net....................................      (45)      (68)     (326)      (28)      577      (114)       312
                                           -------   -------   -------   -------   -------   -------   --------
Net loss.................................  $(1,282)  $(3,473)  $(4,351)  $(1,050)  $(6,479)  $(3,010)  $(12,406)
                                           =======   =======   =======   =======   =======   =======   ========
Basic and diluted net loss per share.....  $ (0.66)  $ (2.40)  $ (3.00)  $ (0.72)  $ (0.51)  $ (2.07)  $  (2.25)
                                           =======   =======   =======   =======   =======   =======   ========
Weighted average number of shares used in
  computing basic and diluted net loss
  per share..............................    1,934     1,450     1,450     1,450    12,719     1,450      5,510



The accompanying notes are an integral part of these consolidated financial statements.

                            COMMTOUCH SOFTWARE LTD.



                                 STATEMENTS OF


                   CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)


                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                           CONVERTIBLE                                         STOCK-BASED       NOTES
                                        PREFERRED SHARES      ORDINARY SHARES     ADDITIONAL     EMPLOYEE      RECEIVABLE
                                        -----------------   -------------------    PAID-IN       DEFERRED         FROM
                                         SHARES    AMOUNT     SHARES     AMOUNT    CAPITAL     COMPENSATION   SHAREHOLDERS
                                        --------   ------   ----------   ------   ----------   ------------   ------------
Balance as of January 1, 1996.........        --   $  --     3,372,760    $ 63     $  1,935      $    --        $   (77)
Conversion of Ordinary shares into
Convertible Preferred shares..........    97,878      36    (1,922,720)    (36)          --           --             --
 Issuance of shares, net..............    62,438      20            --      --        2,689           --             --
 Net loss.............................        --      --            --      --           --           --             --
Total comprehensive loss..............        --      --            --      --           --           --             --
                                        --------   -----    ----------    ----     --------      -------        -------
Balance as of December 31, 1996.......   160,316      56     1,450,040      27        4,624           --            (77)
 Issuance of shares, net..............    23,321       7            --      --        1,625           --             --
 Warrants issued for services received
   and bank line of credit............        --      --            --      --           46           --             --
 Net loss.............................        --      --            --      --           --           --             --
Total comprehensive loss..............        --      --            --      --           --           --             --
                                        --------   -----    ----------    ----     --------      -------        -------
Balance as of December 31, 1997.......   183,637      63     1,450,040      27        6,295           --            (77)
   Issuance of shares, net............    37,628      11            --      --        4,061           --             --
   Warrants issued for services
     received and bank line of
     credit...........................        --      --            --      --          391           --             --
   Deferred compensation related to
     options issued to employees......        --      --            --      --          509         (509)            --
   Amortization of deferred
     compensation.....................        --      --            --      --           --           91             --
   Net loss...........................        --      --            --      --           --           --             --
Total comprehensive loss..............        --      --            --      --           --           --             --
                                        --------   -----    ----------    ----     --------      -------        -------
Balance as of December 31, 1998.......   221,265      74     1,450,040      27       11,256         (418)           (77)
   Issuance of shares, net............   134,225      33            --      --       18,417           --             --
   Ordinary shares issued for notes
     receivable.......................        --      --       682,680       8        1,194           --         (1,202)
   Issuance of shares upon exercise of
     warrants.........................        --      --       406,253       4           18           --             --
   Deferred compensation related to
     options issued to employees......        --      --            --      --        8,628       (8,628)            --
   Amortization of deferred
     compensation.....................        --      --            --      --           --        2,495             --
   Conversion of Preferred shares to
     Ordinary shares..................  (355,490)   (107)    7,109,800     107                        --             --
   Warrants granted to Go2Net.........        --      --            --      --        5,850           --             --
   Initial Public Offering............        --      --     4,794,086      58       66,121           --             --
   Repayment of note receivable.......        --      --            --      --           --           --             54
   Warrants issued for services and
     bank line of credit and loans....        --      --            --      --          360           --             --
   Unrealized holding gains...........        --      --            --      --           --           --             --
   Net loss...........................        --      --            --      --           --           --             --
                                        --------   -----    ----------    ----     --------      -------        -------
Total comprehensive loss..............        --      --            --      --           --           --             --
                                        --------   -----    ----------    ----     --------      -------        -------
Balance as of September 30, 1999
 (unaudited)..........................        --   $  --    14,442,859    $204     $111,844      $(6,551)       $(1,225)
                                        ========   =====    ==========    ====     ========      =======        =======

                                         ACCUMULATED
                                            OTHER           TOTAL
                                        COMPREHENSIVE   COMPREHENSIVE   ACCUMULATED
                                           INCOME          INCOME         DEFICIT      TOTAL
                                        -------------   -------------   -----------   --------
Balance as of January 1, 1996.........       $--                --       $ (2,571)    $   (650)
Conversion of Ordinary shares into
Convertible Preferred shares..........        --                --             --           --
 Issuance of shares, net..............        --                --             --        2,709
 Net loss.............................        --            (1,282)        (1,282)      (1,282)
                                                          --------
Total comprehensive loss..............        --            (1,282)            --           --
                                             ---          ========       --------     --------
Balance as of December 31, 1996.......                          --         (3,853)         777
 Issuance of shares, net..............                          --             --        1,632
 Warrants issued for services received
   and bank line of credit............        --                --                          46
 Net loss.............................        --            (3,473)        (3,473)      (3,473)
                                                          --------
Total comprehensive loss..............        --            (3,473)            --           --
                                             ---          ========       --------     --------
Balance as of December 31, 1997.......        --                           (7,326)      (1,018)
   Issuance of shares, net............        --                --             --        4,072
   Warrants issued for services
     received and bank line of
     credit...........................        --                --             --          391
   Deferred compensation related to
     options issued to employees......        --                --             --           --
   Amortization of deferred
     compensation.....................        --                --             --           91
   Net loss...........................        --            (4,351)        (4,351)      (4,351)
                                                          --------
Total comprehensive loss..............        --            (4,351)            --           --
                                             ---          ========       --------     --------
Balance as of December 31, 1998.......        --                --        (11,677)        (815)
   Issuance of shares, net............        --                --             --       18,450
   Ordinary shares issued for notes
     receivable.......................        --                --             --           --
   Issuance of shares upon exercise of
     warrants.........................        --                --             --           22
   Deferred compensation related to
     options issued to employees......        --                --             --           --
   Amortization of deferred
     compensation.....................        --                --             --        2,495
   Conversion of Preferred shares to
     Ordinary shares..................        --                --             --           --
   Warrants granted to Go2Net.........        --                --             --        5,850
   Initial Public Offering............        --                --             --       66,179
   Repayment of note receivable.......        --                --             --           54
   Warrants issued for services and
     bank line of credit and loans....        --                --             --          360
   Unrealized holding gains...........        39                39             --           39
   Net loss...........................        --           (12,406)       (12,406)     (12,406)
                                             ---          --------       --------     --------
Total comprehensive loss..............        --          $(12,367)            --           --
                                             ---          ========       --------     --------
Balance as of September 30, 1999
 (unaudited)..........................       $39                         $(24,083)    $ 80,228
                                             ===                         ========     ========



The accompanying notes are an integral part of these consolidated financial statements.

                            COMMTOUCH SOFTWARE LTD.



                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                 (IN THOUSANDS)



                                                                      YEAR ENDED            NINE MONTHS ENDED
                                                                     DECEMBER 31,             SEPTEMBER 30,
                                                              ---------------------------   ------------------
                                                               1996      1997      1998      1998       1999
                                                              -------   -------   -------   -------   --------
                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................  $(1,282)  $(3,473)  $(4,351)  $(3,010)  $(12,406)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................      303       206       236       169        963
  Amortization of stock-based employee deferred compensation and warrants issued for service received and bank line
    of credit...............................................       --        46       482       202      2,855
  Decrease (increase) in trade receivables..................     (509)      738       (84)      (42)    (1,368)
  Amortization of warrant issued to Go2Net..................       --        --        --        --      1,464
  Decrease (increase) in other accounts receivable and
    prepaid expenses........................................      (61)       14      (164)     (197)      (812)
  Increase in trade payables................................      181        99        91        27        473
  Increase (decrease) in other liabilities..................       27      (147)      128        52      1,063
  Increase in deferred revenue..............................       --        --        74       103        361
  Increase (decrease) in accrued severance pay, net.........       28       (54)       19        29        (43)
  Other.....................................................        8        --        --        --          3
    Net cash used in operating activities...................   (1,305)   (2,571)   (3,569)   (2,667)    (7,447)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of marketable securities.........................       --        --        --        --     (4,891)
  Proceeds from sale of property and equipment..............       --        --        --        --         13
  Purchase of property and equipment........................     (427)      (93)     (442)     (286)    (4,096)
    Net cash used in investing activities...................     (427)      (93)     (442)     (286)    (8,974)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term bank line of credit, net.......................     (157)      733       595       595     (1,328)
  Payment of notes receivable...............................       --        --        --        --         54
  Short-term shareholders' loans............................     (121)       --        --        --         --
  Principal payment of bank loans...........................      (63)      (67)      (94)      (94)        --
  Payment of capital lease..................................       --        --       (52)      (26)       (82)
  Proceeds from issuance of shares, net.....................    2,709     1,632     4,072     3,013     84,651
    Net cash provided by financing activities...............    2,368     2,298     4,521     3,488     83,295
Increase (decrease) in cash and cash equivalents............      636      (366)      510       535     66,874
Cash and cash equivalents at the beginning of the period....       54       690       324       324        834
Cash and cash equivalents at the end of the period..........  $   690   $   324   $   834   $   859   $ 67,708
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITY:
Cash paid during the year:
Interest....................................................  $    10   $    48   $    97   $   116   $     70
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
  Capital lease obligations.................................  $    --   $    --   $   328   $   315   $     --
  Ordinary shares issued for notes receivable from
    shareholders............................................  $    --   $    --   $    --   $    --   $  1,202



The accompanying notes are an integral part of these consolidated financial statements.

                            COMMTOUCH SOFTWARE LTD.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



     Commtouch Software Ltd. (the "Company" or "Commtouch") was incorporated under the laws of Israel in 1991. The Company, together with its United States subsidiary, Commtouch Software Inc., ("CSI") a California corporation, is a provider of Web-based email and communications solutions to business partners (customers) who in turn offer those solutions to their end-users. From inception through 1997, the Company generated revenues primarily from sale maintenance and service of stand-alone email client software products for both mainframe and personal computers. From 1998, the Company began to generate revenues by providing email services to its business partners. Email service revenues are derived from contracts that provide for a minimum service commitment fee, revenue sharing from advertising, direct marketing and communications services, and a per emailbox fee.



     Revenues derived from the Company's largest business partner represent 54% of the Company's revenues in 1998.



     In 1998, a majority of the Company's sales were made in Europe, the Far East and North America.



     The consolidated financial statements have been prepared in accordance with generally accepted accounting policies in the United States, and include the accounts of the Company and its wholly-owned subsidiary. Intercompany transactions and balances have been eliminated.



     The majority of the Company's sales are made in U.S. dollars ("dollars"). In addition, a substantial portion of the Company's costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which the Company operates, the dollar is its functional and reporting currency. Non dollar transactions and balances have been remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in the statements of operations.



Use of Estimates:



     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.



Cash and Cash Equivalents:



     The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.



Marketable Securities



     As of September 30, 1999 the Company holds marketable securities for which the Company accounted for in accordance with statement of financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", all debt securities are designated as available-for-sale. Available-for-sale securities are carried at fair value, which is

                            COMMTOUCH SOFTWARE LTD.

determined based upon the quoted market prices of the securities, with unrealized gains and losses reported as a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.



Property and Equipment:



     Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized on a straight line basis over the lease term.



     The Company periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. As of December 31, 1998, no impairment losses have been identified.



Research and Development:



     Research and development costs are charged to the statement of operations as incurred. Statement of Financial Accounting Standards Board No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.



     Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur any costs between the completion of the working model and the point at which the product is ready for general release. Therefore, through December 31, 1998, the Company has charged all software development costs to research and development expense in the period incurred.



Revenue Recognition:



     Commencing 1998, the Company derives its revenues from providing web-based email services. Revenues from contracts that are not dependent upon the number of mailboxes and provide non-refundable fixed payments are recognized ratably over the contract term. Revenues from contracts specifying a contractual rate per mailbox per month are recognized monthly for mailboxes covered by the respective contracts. Revenues from contracts based on a share of advertising revenues earned by business partners are recognized when such revenues are earned. Revenues from set up and installation fees are recognized upon installation. Amounts billed or received in advance of service delivery are recorded as deferred revenue.



     Revenues from software products sales which occurred through 1997 were recognized upon delivery of the software master for reproduction and distribution, provided no significant vendor obligations remained, and collection of the related receivable was probable in accordance with Statement of Position 91-1.

                            COMMTOUCH SOFTWARE LTD.

Royalty-Bearing Grants:



     Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, when expenses under such approved projects are incurred. Development grants amounted to none in 1996, $288,000 in 1997 and none in 1998.



Concentrations of Credit Risk:



     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables, cash equivalents and marketable securities. The majority of the Company's cash, cash equivalents and marketable securities are invested in dollar and dollar linked investments and are deposited in major banks in Israel and in the United States. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.



     The Company's trade receivables are derived from sales to customers located primarily in Europe, the Far East and North America. The Company performs ongoing credit evaluations of its customers. In 1997, the Company wrote off approximately $170,000 of account receivables due from one customer that were derived from revenues recognized in 1996. The Company did not provide any allowance for doubtful accounts in 1996 relating to this customer, as the collection of the receivable was considered probable at the time. The amount was generated from sales made in the fourth quarter of 1996 while previous sales made to this customer under the same agreement were fully paid. The write off was due to a controversy on the client's demand to change the original agreement terms and in light of the Company's decision to cease sales of software products in 1997. All other accounts receivable derived from sales of software products prior to 1998 have been fully paid. The Company has not had any bad debts for any fiscal year presented excluding the above $170,000. Based on its historical experience the Company did not provide an allowance for doubtful accounts for all periods presented.



Accounting for Stock-Based Compensation:



     The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's stock options equals or is above the market value of the underlying stock on the date of grant, no compensation expense is recognized.



     In accounting for warrants granted to other than employees, the provisions of Statement of Financial Accounting Standard Board ("SFAS") No. 123, "Accounting for Stock based Compensation" were applied.



Basic and Diluted Net Loss Per Share:



     Basic and diluted net loss per share are presented in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"), for all periods presented.



     Basic net loss per share has been computed using the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is computed based on the weighted

                            COMMTOUCH SOFTWARE LTD.

average number of ordinary shares outstanding during each year, plus the weighted average number of dilutive potential ordinary shares considered outstanding during the year.



     All convertible preferred shares, outstanding stock options, and warrants have been excluded from the calculation of the diluted loss per share because all such securities are antidilutive for all periods presented. The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share were 734,980, 911,680 and 1,236,100 for the years ended December 31, 1996, 1997 and 1998.



Severance Pay:



     The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with severance pay funds insurance policies and by an accrual.



     The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies, and include immaterial profits.



Fair Value of Financial Instruments:



     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:



     Cash and cash equivalents -- The carrying amounts of these items approximate their fair value due to the short-term maturity of such instruments.



     Marketable securities -- The fair value of marketable securities based on quoted market price.



     Short-term bank credit, long-term bank loans and capital leases -- The carrying amounts of the Company's borrowing arrangements approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.



Impact of Recently Issued Accounting Standards:



     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The Company is required to adopt SFAS 133 for the year ending December 31, 2001. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities. Because the Company currently holds no derivative financial instruments as defined by SFAS 133 and does not currently engage in hedging activities, adoption of SFAS 133 is expected to have no material effect on the Company's financial condition and results of operations.

                            COMMTOUCH SOFTWARE LTD.

Unaudited Information:



     The financial statements include the unaudited consolidated balance sheets and the related consolidated statements of operations, changes in shareholders equity (deficit) and cash flows for the nine months ended September 30, 1999. This unaudited information has been prepared by the Company on the same basis as the audited consolidated financial statements and, in management's opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.



2. PROPERTY AND EQUIPMENT



                                                               DECEMBER 31,
                                                              --------------
                                                              1997     1998
                                                              ----    ------
                                                              (IN THOUSANDS)
Cost:
Computers and peripheral equipment..........................  $518    $1,260
  Office furniture and equipment............................    85        90
  Motor vehicles............................................   103       118
  Leasehold improvements....................................   129       137
                                                              ----    ------
                                                               835     1,605
Less accumulated depreciation...............................   437       673
                                                              ----    ------
                                                              $398    $  932
                                                              ====    ======



     Computers and peripheral equipment under various capital lease agreements amounted to approximately $328,000 and their accumulated depreciation amounted to approximately $38,000 as of December 31, 1998.



     Depreciation expenses amounted to approximately $137,000, $145,000, and $236,000 for the years ended December 31, 1996, 1997 and 1998, respectively.



3. SHORT-TERM BANK LINE OF CREDIT



     As of December 31, 1998, the Company has an authorized line of credit in the amount of $1,300,000 which was fully utilized. The credit line bears interest at an annual rate of LIBOR +3%. For overdrawn amounts in excess of the Company's authorized line of credit, the Company is subject to an annual interest rate of LIBOR +8%.



     Weighted average interest for 1997 and 1998 was LIBOR +3%.



     In consideration of the line of credit, the bank is entitled to receive warrants for ordinary shares at an exercise price equal to the par value subject to the outstanding utilized line of credit per month (see Note 9).



     As collateral for all the Company's liabilities to the bank, a floating charge (security interest on all assets of the Company as they exist from time to time) has been placed on all assets of the

                            COMMTOUCH SOFTWARE LTD.

Company, and the Company's authorized share capital, goodwill and insurance rights are pledged at fixed charges.



4. LONG-TERM BANK LOANS AND CAPITAL LEASES



                                                               DECEMBER 31,
                                                              ---------------
                                                              1997      1998
                                                              -----     -----
                                                              (IN THOUSANDS)
Bank loans -- Israeli CPI, interest rates range from
  5.3% - 6.3%...............................................  $ 64      $ --
Bank loans -- U.S. Dollar, interest rates range from
8.3% - 9.7%.................................................    30        --
Capital leases..............................................    --       276
                                                              ----      ----
                                                                94       276
Less current portion........................................    66       112
                                                              ----      ----
                                                              $ 28      $164
                                                              ====      ====



     In 1998, the Company has repaid its Bank loans.



     CSI has leased computers and peripheral equipment under various capital lease agreements, with an option to purchase the equipment upon the expiration of the initial lease term, for the fair market value prevailing at that time, not to exceed 10% of the original cost of the equipment. The annual interest rate of such capital leases ranges between 19.5% and 21.9%.



     Future minimum lease commitments for the years ending December 31, are as follows, in thousands:



1999.....................................................  $158
2000.....................................................   136
2001.....................................................    23
2002.....................................................    23
2003.....................................................    17
                                                           ----
                                                            357
Less amount representing interest........................    81
                                                           ----
                                                           $276
                                                           ====



5. ACCRUED SEVERANCE PAY



     The Company's liability for severance pay, pursuant to Israeli law, is fully provided. Part of the liability is funded through insurance policies which are designated only for severance payments. The value of these policies is recorded as an asset in the Company's balance sheet. Severance expenses for the years ended December 31, 1996, 1997, and 1998, were approximately $105,000, $73,000 and $62,000, respectively.



6. COMMITMENTS AND CONTINGENT LIABILITIES



Operating Leases:



     The facilities of the Company and CSI are leased under operating leases for periods ending in 2005.

                            COMMTOUCH SOFTWARE LTD.

     Future minimum lease commitments under non-cancelable operating leases for the years ending December 31, are as follows, in thousands:



1999.....................................................  $197
2000.....................................................   170
2001.....................................................   154
2002.....................................................    89
2003.....................................................    53
                                                           ----
                                                           $663
                                                           ====



     Rent expenses for the years ended December 31, 1996, 1997 and 1998 were approximately $49,000, $55,000 and $56,000, respectively. CSI expanded its facilities by entering into an additional office lease starting 1999, for which the commitment is reflected above.



Royalties:



     The Company is required to pay royalties on grants received from the Government of Israel for research and development projects and marketing activities at the rate of 3% - 5% of total revenues, up to an amount equal to 100% to 150% of the original amount received linked to the dollar.



     As of December 31, 1998, the Company had an outstanding contingent obligation to pay royalties in the aggregate amount of $532,000.



7. RELATED PARTIES



     During 1995, the Company issued ordinary shares to three of its directors in exchange for notes receivables. The notes are linked to the Israeli CPI with no additional interest and at December 31, 1998, the total amount outstanding was approximately $77,000 to be repaid by December 31, 1999. These notes are recorded as an offset to additional paid-in capital. The Company believes that the terms under which these notes have been provided by the Company are as favorable to those that could be agreed upon with an unaffiliated party.



8. INCOME TAXES



Israeli Income Tax:



     The Company has been granted "Approved Enterprise" status in two separate investment programs approved in 1993 and 1995 by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law").



     Undistributed Israeli income derived from each of its "Approved Enterprise" programs entitle the Company to tax-exemption for a period of two years commencing the first year it will earn taxable income (not commenced yet) and to a reduced tax rate of 10% - 25% for an additional period of eight years (depending on the level of foreign-investment in the Company). These tax benefits, are subject to a limitation of the earlier of twelve years from commencement of operation, or fourteen years from receipt of approval. Thereafter, the Company's income will be subject to the regular income tax rate of 36%.

                            COMMTOUCH SOFTWARE LTD.

     The Company's first investment program commenced operation in 1995, while the second program has not yet been completed.



     The tax exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. The Company's board of directors has determined that such tax exempt income will not be distributed as dividends.



     Income from sources other than the "Approved Enterprise," during the benefit period, will be subject to tax at regular corporate tax rates of 36%.



     The Company is an "industrial company" under the Law for the Encouragement of Industry (Taxation), 1969 and as such is entitled to certain tax benefits, including accelerated rate of depreciation and deduction of public offering expenses.



     As of December 31, 1998, Israeli net operating loss carryforwards amounted to approximately $5,700,000. Such net operating loss may be carried forward indefinitely and offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt. Accordingly there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements.



U.S. Income Tax:



     As of December 31, 1998, CSI has U.S. federal net operating loss carryforwards of approximately $4,700,000. The net operating loss expires in various amounts between the years 2010 and 2016.



     Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.



Deferred Taxes:



     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:



                                                                DECEMBER 31,
                                                              ----------------
                                                               1997      1998
                                                              ------    ------
                                                               (IN THOUSANDS)
Deferred tax assets:
U.S. operating loss carryforwards...........................  $1,052    $1,656
Reserves and allowances not currently deductible............       6        15
                                                              ------    ------
Net deferred tax asset before valuation allowance...........   1,058     1,671
Valuation allowance.........................................  (1,058)   (1,671)
                                                              ------    ------
Net deferred tax asset......................................  $   --    $   --
                                                              ======    ======

                            COMMTOUCH SOFTWARE LTD.

     For the year ended December 31, 1998 the valuation allowance increased by approximately $613,000. No utilization of CSI's tax losses carryforwards is expected in the foreseeable future, because of its history of operating losses. In 1996, 1997 and 1998, the Company provided a 100% valuation allowance against the deferred tax assets in respect of these tax loss carryforward and other temporary differences because of the uncertainty of realizing these deferred tax assets.



Pretax loss:



                                                           YEAR ENDED DECEMBER 31,
                                                           ------------------------
                                                            1996     1997     1998
                                                           ------   ------   ------
                                                                (IN THOUSANDS)
Domestic.................................................  $  809   $1,602   $2,497
Foreign..................................................     473    1,871    1,854
                                                           ------   ------   ------
                                                           $1,282   $3,473   $4,351
                                                           ======   ======   ======



9. SHARE CAPITAL



Convertible Preferred Shares:



                                               NUMBER OF SHARES
                                              DECEMBER 31, 1997          DECEMBER 31, 1998
                                ORIGINAL   ------------------------   ------------------------
                                ISSUANCE                ISSUED AND                 ISSUED AND
                                 PRICE     AUTHORIZED   OUTSTANDING   AUTHORIZED   OUTSTANDING
                                --------   ----------   -----------   ----------   -----------
Series A......................   $17.02     200,000        97,878      200,000        97,878
Series B......................   $44.04     200,000        62,438      200,000        62,438
Series C......................   $72.17     100,000        23,321      124,250        60,949
                                            500,000       183,637      524,250       221,265
                                 ======     =======       =======      =======       =======



CONVERSION



     Each share of Series A, B, and C Convertible Preferred share is convertible into ordinary shares on a twenty-to-one basis (reflecting the April 1999 stock split and subject to adjustment for stock splits, stock dividends and alike).



     All Convertible Preferred shares shall be automatically converted immediately prior to consummation of an initial public offering ("IPO") in which the proceeds to the company are not less than $10,000,000 and in which the company's valuation is not less than $30,000,000.



Voting Rights



     The holders of Convertible Preferred shares are entitled to vote on all matters submitted to the shareholders with such number of votes which is equal to the number of ordinary shares into which such Preferred shares could be converted.

                            COMMTOUCH SOFTWARE LTD.

Liquidation Preference



     The Convertible Preferred shares have preference over the Ordinary shares, in the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary. The liquidation preference is equal to the greater of the full amount originally paid multiplied by 1.5, together with declared but unpaid dividends in respect thereof or the pro rata amount that would have been received had all of the Convertible Preferred shares been converted into ordinary shares immediately prior to such distribution.



Dividends



     The holders of any series of the convertible preferred shares shall be entitled to receive dividends as and when declared for the holders of ordinary shares, pari passu, calculated on the basis of the number of Ordinary shares into which such Convertible Preferred shares could then be converted, out of any assets legally available.



     In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.



Warrants Issued for Services Received and Bank Lines of Credit:



     In 1997, 1998 and in the nine months period ended September 30, 1999, the Company granted warrants in connection with a bank line of credit, loans, and consulting services received. Warrants outstanding at September 30, 1999, are as follows:



                                                                            WARRANTS FOR
                                                        -----------------------------------------------------
                                                                             CONVERTIBLE       EXERCISE PRICE    EXERCISABLE
         ISSUE DATE             IN CONNECTION WITH      ORDINARY SHARES    PREFERRED SHARES      PER SHARE         THROUGH
         ----------           ----------------------    ---------------    ----------------    --------------    -----------
July 1998...................  Lease commitment                    --         243 Series C          $72.17         July 2005
July 1999...................  Strategic relationship       1,136,000                   --          $12.80         July 2004



     In addition, (i) in February 1998, in consideration of consulting services received, the Company issued warrants for 35,600 ordinary shares at $0.36 per share. The warrants were exercised in October 1998, with the ordinary shares issued in the first quarter of 1999 (see Note 11); (ii) from December 1997 through March 1999, in connection with a bank line of credit, the Company issued warrants for 92,340 ordinary shares at par value. Such warrants were exercised from April through June 1999; (iii) from September 1997 through April 1998, in connection with consulting services received, the Company issued warrants for 300 and 350 Series B and C convertible preferred shares at par value. Such warrants were exercised in June 1999. (iv) during June 1997 and December 1997 in connection with bank loan, the company issued warrants for 568 and 346 Series B and C convertible preferred shares respectively at par value. Such warrants were exercised at the consummation of the IPO.



     In connection with the amounts of the warrants:



     The Company recorded $17,000, $264,000 and $360,000 as compensation expense in 1997, 1998 and the nine months ended September 30, 1999, that were included in interest expense, and $21,000 and $135,000 in 1997 and 1998 that were included in operating expenses.

                            COMMTOUCH SOFTWARE LTD.

Warrants to Investors:



     The Company issued to certain Series B Convertible Preferred shares investors 13,873 warrants to Series B Convertible Preferred shares in consideration of their investment in the Company. The warrants had an exercise price of $44.04 per share and were exercised at the consummation of the IPO.



Issuance of Ordinary Shares against Promissory Notes:



     On March 17, 1999, several employees and officers exercised 662,680 options granted to them by Commtouch. In consideration for the ordinary shares purchased pursuant to the exercise of the options, they provided Commtouch with full recourse Promissory Notes dated March 17, 1999 in the original principal amount of approximately $887,000. The Promissory Notes bear interest at 4.83%, with payments of interest due on December 31 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory notes. The shares purchased are restricted shares, and are subject to a right of repurchase in favor of Commtouch according to the original vesting schedule of the options exercised, generally four years.



Stock Options:



     The Company issued options to purchase ordinary shares to its Israeli employees pursuant to individual agreements. In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees to purchase ordinary shares of the Company. As of December 31, 1998 the Company has reserved 2,000,000 ordinary shares. Options granted under such plan and agreements expire generally after 10 years from the date of grant and terminate upon termination of the optionee's employment or other relationship with the Company. The options vest generally ratably over a 4 year period. The exercise price of the options granted under the individual agreements may not be less than the nominal value of the shares into which such options are exercisable or in the case of the subsidiary's plan it may not be less than fair market value. Any options which are canceled or not exercised within the options period become available for future grant.

                            COMMTOUCH SOFTWARE LTD.

     A summary of the Company's stock option activity, and related information is as follows:



                                                                             NINE          WEIGHTED AVERAGE          NINE
                                               NUMBER OF SHARES             MONTHS          EXERCISE PRICE          MONTHS
                                           YEARS ENDED DECEMBER 31,          ENDED            YEARS ENDED            ENDED
                                        ------------------------------   SEPTEMBER 30,   ---------------------   SEPTEMBER 30,
                                          1996       1997       1998         1999        1996    1997    1998        1999
                                        --------   --------   --------   -------------   -----   -----   -----   -------------
                                                                          (UNAUDITED)                             (UNAUDITED)
Outstanding at beginning of period....    31,000    457,520    607,040       849,520     $1.45   $0.99   $1.10       $1.20
Granted...............................   426,520    213,820    251,900       974,520      0.96    1.45    1.45        6.59
Exercised.............................        --         --         --      (671,520)       --      --      --        1.38
Forfeited.............................        --    (64,300)    (9,420)      (55,340)       --    1.45    1.45        2.58
                                        --------   --------   --------                   -----   -----   -----
Outstanding at end of period..........   457,520    607,040    849,520     1,097,180     $0.99   $1.10   $1.20       $5.88
                                        --------   --------   --------                   -----   -----   -----
Exercisable at end of period..........     7,760    165,480    375,580       799,097     $1.45   $1.45   $1.45       $2.73
                                        --------   --------   --------                   -----   -----   -----
Deemed fair value of options granted
  at an exercise price of:
  -- Less than fair value at date of
    grant.............................  $     --   $     --   $   2.46
                                        --------   --------   --------     ---------     -----   -----   -----       -----
  -- Equals to fair market value at
    date of grant.....................  $   0.45   $   0.61   $     --
                                        --------   --------   --------
  -- Exceeds fair value at date of
    grant.............................  $   0.23   $     --   $     --
                                        --------   --------   --------



     The options outstanding as of December 31, 1998, have been separated into ranges of exercise price, as follows:



                                           OPTIONS            WEIGHTED
                                      OUTSTANDING AS OF       AVERAGE            WEIGHTED
                                        DECEMBER 31,         REMAINING       AVERAGE EXERCISE
           EXERCISE PRICE                   1998          CONTRACTUAL LIFE        PRICE
           --------------             -----------------   ----------------   ----------------
$0.01...............................       101,520              7.20              $0.01
$1.10 - $1.45.......................       676,480              8.67              $1.27
$2.20...............................        71,520              7.58              $2.20
                                           -------              ----              -----
$0.01 - $2.20.......................       849,520              8.40              $1.20
                                           =======              ====              =====



     Under SFAS 123, pro forma information regarding net income and earnings per share is required (for grants issued after December 1994), and has been determined as if the Company had accounted for its employee stock option under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions for 1996, 1997 and 1998: risk-free interest rates of approximately 6%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 0.5 for 1996, 1997 and 1998 and an expected life of the option of 3.5 years, 2.5 years and 1.5 years after the option is vested for 1996,1997 and 1998, respectively, but not sooner than December 1999.



     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                            COMMTOUCH SOFTWARE LTD.

     Pro forma information under SFAS 123:



                                                       YEAR ENDED DECEMBER 31,
                                                    -----------------------------
                                                     1996       1997       1998
                                                    -------    -------    -------
                                                           (IN THOUSANDS)
Net loss as reported..............................  $(1,282)   $(3,473)   $(4,351)
                                                    -------    -------    -------
Pro forma net loss................................  $(1,368)   $(3,600)   $(4,402)
                                                    -------    -------    -------
Pro forma basic and diluted net loss per share....  $ (0.71)   $ (2.48)   $ (3.04)
                                                    -------    -------    -------



     The Company recorded deferred compensation representing the difference between the exercise price and the deemed fair value of the Company's ordinary share at the date of grant. Such amount is being amortized based on an accelerated vesting method over the vesting period of the options, generally 4 years.



                                                                 DEFERRED
                                                               COMPENSATION
                                                              ---------------
                                                              (IN THOUSANDS)
Balance as of January 1, 1998...............................       $ --
Deferred compensation related to options issued to
employees...................................................        509
Less amortization of deferred compensation..................         91
                                                                   ----
Balance as of December 31, 1998.............................       $418
                                                                   ====



10. SELECTED STATEMENTS OF OPERATIONS DATA



Geographic information:



     The Company manages its business on the basis of one reportable segment and attributes revenues based on the customers' location, as follows:



                                                                 REVENUES
                                                          ----------------------
                                                           1996     1997    1998
                                                          ------    ----    ----
                                                              (IN THOUSANDS)
Israel..................................................  $  522    $  1    $ --
U.S.A...................................................   2,072     543     109
Europe..................................................      19      28     130
Japan...................................................     380     282     103
Other...................................................     141      45      47
                                                          ------    ----    ----
                                                          $3,134    $899    $389
                                                          ======    ====    ====



     The Company's long-lived assets are as of December 31, are as follows:



                                                           1996    1997    1998
                                                           ----    ----    ----
                                                              (IN THOUSANDS)
Israel...................................................  $434    $365    $291
U.S.A....................................................    48      33     641
                                                           ----    ----    ----
                                                           $482    $398    $932

                            COMMTOUCH SOFTWARE LTD.

11. SUBSEQUENT EVENTS



Series C Convertible Preferred Shares Financing and Exercise of Warrants to Ordinary Shares



     In the first quarter of 1999, the Company issued 92,144 Series C Convertible Preferred Shares of NIS 1.0 par value and 35,000 ordinary shares in connection with the exercise of warrants in consideration of approximately $6,596,000 in net proceeds to the Company. An aggregate amount of $1,304,000 was received in October and December 1998 in respect of those shares and was recorded in additional paid in capital.



Convertible Notes Financing



     In April 1999, the Company issued convertible promissory Notes (the "Notes") to investors resulting in net cash proceeds of approximately $13,237,000. The Notes have since been converted into 42,081 Series D Convertible Preferred Shares.



     In April 1999, subsequent to the Convertible Notes financing, the Company fully repaid its short-term bank line of credit.



Initial Public Offering and Related Matters:



     The Board of Directors has authorized the Company to file a registration statement with the United States Securities and Exchange Commission for an IPO of its ordinary shares.



     In April 1999, the Board of Directors approved a twenty for one ordinary stock split. The stock split will be effected prior to the effective date of the IPO. All Ordinary share numbers, ordinary share option and warrant numbers and Convertible Preferred Shares Conversion ratios have been retroactively adjusted to reflect the stock split.



Strategic Transaction with an Investor



     On July 7, 1999 Commtouch executed a Memorandum of Understanding with two new investors. According to this Memorandum, concurrently with the effectiveness of the initial public offering, the Company sold 1,344,086 ordinary shares to the new investors. In addition, concurrently with the effectiveness of the offering, Commtouch entered into an agreement with one of the investors pursuant to which the Company will offer the investor's end users a private label email service in return for sharing future revenues generated by the investor's use of the Company's services. In connection with that agreement, Commtouch granted the investor a warrant to purchase 1,136,000 ordinary shares at a per share exercise price of $12.80 subject to adjustment as set forth in the warrant.



Employee Stock Purchase Plan



     The Commtouch 1999 Employee Stock Purchase Plan was adopted by the Board of Directors on April 18, 1999 and was effective upon Commtouch's initial public offering of its ordinary shares, subject to shareholders' approval.



     Commtouch reserved a total of 150,000 shares for issuance under the plan. Eligible employees may purchase Ordinary Shares at 85% of the lesser of the market value of Commtouch's ordinary

                            COMMTOUCH SOFTWARE LTD.

shares on the first day of the applicable offering period or the last day of the applicable purchase period.



Non-Employee Directors Stock Option Plan



     The Commtouch 1999 Non-Employee Director Stock Option Plan was adopted, subject to shareholder approval, by the Board of Directors on April 18, 1999 and was effective upon the completion of a Commtouch IPO. Commtouch reserved a total of 250,000 shares for issuance under this plan. Each individual who first joins the Board of Directors as a nonemployee director on or after the effective date of this offering received an option grant for 10,000 ordinary shares. Each option granted under the Non-Employee Directors Plan would become exercisable with respect to one-fourth of the number of shares covered by such option three months after the date of grant and with respect to one-third of the remaining shares subject to the option every three months thereafter. Each option has an exercise price equal to the fair market value of the ordinary shares on the grant date of such option. Each option has a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors.



12. SUBSEQUENT EVENTS (UNAUDITED)



     On July 16, 1999, Commtouch effected an IPO on Nasdaq, in which Commtouch sold 3,000,000 ordinary shares to the public at $ 16 per share. In addition, Commtouch sold an overallotment option to the underwriters in the offering for the purchase of up to 450,000 additional ordinary shares at $14.88 per share. In connection with the initial public offering all of Commtouch's convertible preferred shares outstanding were converted into ordinary shares. In addition, the Company issued a warrant to Go2Net to purchase 1,136,000 Ordinary shares at the exercise price of $12.8 per share, exercisable until July 2004.



     On October 26, 1999, the Company and Microsoft Corporation entered into an E-mail Services agreement. Under this agreement, Commtouch will deliver, host and Service customized e-mail services for Microsoft web sites in the U.S. and internationally. In addition, the Company issued a warrant to Microsoft Corporation to purchase 707,965 Ordinary shares at the exercise price of $28.25 per share. On December 29, 1999, Microsoft Corporation exercised the warrant and now holds 707,965 ordinary shares.

                           2,052,051 ORDINARY SHARES


                 WARRANT TO PURCHASE 1,136,000 ORDINARY SHARES

          1,136,000 ORDINARY SHARES ISSUABLE UPON EXERCISE OF WARRANT

                            COMMTOUCH SOFTWARE LTD.

                                      LOGO

                           -------------------------

                                   PROSPECTUS
                           -------------------------


                                           , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses payable by the Company (the "Registrant") in connection with the offering of the securities being registered. All of the amounts are estimates except for the SEC registration fee, and the Nasdaq National Market filing fee.


SEC registration fee........................................  $ 21,695
Nasdaq National Market filing fee...........................    17,500
Blue Sky fees and expenses..................................    10,000
Printing and engraving expenses.............................    50,000
Israeli Stamp Duty..........................................   145,408*
Legal fees and expenses.....................................   100,000
Accounting fees and expenses................................   100,000
Transfer agent and registrar fees and expenses..............    10,000
Miscellaneous expenses......................................    45,397
                                                              --------
  Total.....................................................  $500,000
                                                              ========


---------------
*  Payable only upon exercise of the warrant.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Articles of Association provide that the Registrant will indemnify any Office Holder of the Registrant as defined in the Companies Ordinance out of the assets of the Registrant against all liabilities incurred bona fide by such Office Holder in the line of his duties for the Registrant or related thereto. The Registration Rights Agreement which we entered into with Go2Net and Vulcan (filed as an exhibit to this registration statement) contains certain provisions relating to the indemnification of our directors and officers.

     In addition, the Registrant maintains insurance for its directors and officers. Israeli law permits a company to insure an Office Holder in respect of liabilities incurred by him as a result of the breach of his duty of care to the company or to another person, or as a result of the breach of his fiduciary duty to the company, to the extent that he acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an Office Holder for monetary liabilities as a result of an act or omission that he committed in connection with his serving as an Office Holder. Moreover, a company can indemnify an Office Holder for monetary liability in connection with his activities as an Office Holder. The Articles of Association of the Registrant allow the Registrant to insure and indemnify Office Holders to the fullest extent permitted by law. Pursuant to these provisions, the Registrant has in effect insurance policies in the amount of US$25 million covering its directors and officers.


     Certain members of our management team are officers of our subsidiary, Commtouch Software Inc., a California Corporation, or reside in California. The Articles of Incorporation of Commtouch Software Inc. provide that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law and that the corporation is authorized to provide for the indemnification of agents of the corporation, as defined in Section 317 of the California General Corporation Law, in excess of that expressly permitted by Section 317 for breach of duty to the corporation and its shareholders to the fullest extent permissible under California law.

     With respect to all proceedings other than shareholder derivative actions,
Section 317 permits a California corporation to indemnify any of its directors, officers or other agents only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. In the case of derivative actions, a California corporation may indemnify any of its directors, officers or agents only if such person acted in good faith and in a manner such person believed to be in the best interests of the corporation and its shareholders. Furthermore, in derivative actions, no indemnification is permitted (i) with respect to any matter with respect to which the person to be indemnified has been held liable to the corporation, unless such indemnification is approved by the court; (ii) of amounts paid in settling or otherwise disposing of a pending action without court approval; or (iii) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval. To the extent that a director, officer or agent of a corporation has been successful on the merits in defense of any proceeding for which indemnification is permitted by
Section 317, a corporation is obligated by Section 317 to indemnify such person against expenses actually and reasonably incurred in connection with the proceeding.

     Pursuant to the terms under which the ordinary shares and the warrant were issued to the Selling Securityholders, the Company has agreed to indemnify the Selling Securityholders and any underwriter against such liabilities as they may incur as a result of any untrue statement of a material fact in the Registration Statement of which this prospectus is a part, or any omission herein or therein to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. Such indemnification includes liabilities under the Securities Act, the Exchange Act, state securities laws and the rules thereunder, but excludes liabilities for statements or omissions that were based on information provided by Go2Net or Vulcan Ventures, as to which the Selling Securityholders have agreed to indemnify the Company and any underwriter. The Company has also agreed indemnify the Selling Securityholders against withholding tax, tax on capital gains, dividends or other income, any transfer tax, stamp duty or similar tax, or any other form of tax, assessment or imposition imposed by the State of Israel with respect to their acquisition and subsequent sale of the ordinary shares and the warrant as well as certain other matters, including the requirement to pay additional amounts to reimburse the Selling Securityholders for any U.S. taxes on the amount of such indemnity.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     Since December 1996, we have sold and issued the securities listed below without registering the securities under the Securities Act of 1933, as amended. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering.((a))



          (1) Between July 1997 and March 1999, we issued and sold for cash 153,093 Series C Convertible Preferred Shares at a price of $72.17 per share to 22 investors.



          (2) In April 1999, we issued Convertible Promissory Notes that have since converted into 42,081 Series D Convertible Preferred Shares. The effective price for each Series D Preferred Share was $314.56.



          (3) Concurrently with our initial public offering on July 16, 1999, in a private transaction we sold 896,057 ordinary shares to Go2Net for a purchase price of $13,333,328 and an additional 448,029 shares to Vulcan Ventures Incorporated for a purchase price of $6,666,672. The purchase price per share was $14.88, equal to the initial public offering price less the


---------------

     (a)Share figures and price-per-share figures do not reflect the twenty-for-one stock split which became effective concurrently with the initial public offering.

     underwriting discount. In addition, we issued a warrant to Go2Net to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share.


          (4) In connection with an E-mail Services Agreement dated October 27, 1999 between Commtouch's U.S. subsidiary Commtouch Software, Inc., and Microsoft Corporation, Commtouch granted Microsoft a warrant, exercisable until December 29, 1999, to purchase 707,964 of Commtouch's ordinary shares at an exercise price of $28.25 per share for an aggregate exercise price of $20,000,000. On December 29, 1999, Microsoft exercised the warrant and now holds 707,965 shares.


     We believe that each transaction listed above was exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) of the Securities Act, Regulation D, promulgated under the Securities Act or Rule 701 with respect to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS


EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
 3.1      Memorandum of Association of the Registrant.(1)
 3.2      Articles of Association of the Registrant.(1)
 4.1      Specimen Certificate of Ordinary Shares.(1)
 4.2      Amended and Restated Registration Rights Agreement dated as of April 19, 1999.(1)
 4.2.1*   Amendment No. 1 to Amended and Restated Registration Rights
          Agreement dated as of December 29, 1999.
 4.3      Form of Tag-Along Rights (Right of First Refusal and
          Co-Sale) Agreement dated as of December 23, 1998.(1)
 4.4      Form of Drag-Along Letter dated as of April 15, 1999.(1)
 5.1*     Opinion of Naschitz, Brandes & Co., Israeli counsel to the
          Registrant, as to certain legal matters with respect to the legality of the shares.
10.1      Registrant's 1996 CSI Stock Option Plan and forms of
          agreements thereunder.(1)
10.2      Registrant's form of Stock Option Agreement for Israeli
          Employees.(1)
10.3      Registrant's 1999 Stock Option Plan and form of agreement
          thereunder.(1)
10.4      Commtouch Software Ltd. 1999 Nonemployee Directors Stock
          Option Plan.(1)
10.5      Commtouch Software Ltd. 1999 Employee Stock Purchase Plan
          and forms thereunder.(1)
10.6      Sublease between ASCII of America, Inc. and Commtouch for
          Commtouch's offices in Santa Clara, California, dated
          December 16, 1998.(1)
10.7      Lease between DeAnza Building and Commtouch for Commtouch's offices in Sunnyvale, California, dated February 5, 1996, as amended.(1)
10.8      Form of Letter Agreement between the Registrant and U.S.
          Bancorp Piper Jaffray.(2)
10.9      Form of Customized Web-based Email Service Agreement by and between Go2Net, Inc. and the Registrant.(3)
10.9.1    Form of Share Warrant for Go2Net, Inc. to purchase ordinary shares of the Registrant.(3)
10.9.2*   Form of Share Warrant for Microsoft Corporation to purchase ordinary shares of the Registrant dated October 26, 1999.

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
10.9.3*   Amendment dated December 29, 1999 to Form of Share Warrant for Microsoft Corporation to purchase ordinary shares of the
          Registrant.
10.9.4*   Lockup Agreement between the Registrant and Microsoft
          Corporation dated December 29, 1999.
10.10     Form of Share Purchase Agreement by and among the
          Registrant, Go2Net, Inc. and Vulcan Ventures
          Incorporated.(3)
10.10.1   Form of Registration Rights Agreement by and among the
          Registrant, Go2Net, Inc. and Vulcan Ventures
          Incorporated.(3)
10.10.2   Form of Letter Agreement between the Registrant and Selling
          Securityholders extending deadline for SEC registration.
21.1      Subsidiaries of the Registrant.(1)
23.1*     Consent of Kost, Forer & Gabbay, independent auditors.
23.2      Consent of Naschitz, Brandes & Co. (contained in Exhibit
          5.1.)
23.3      Consent of McCutchen, Doyle, Brown & Enersen, LLP.
24.1      Power of Attorney.
99.1      Press Release of the Registrant, dated July 7, 1999.(2)
99.2      Memorandum of Understanding between the Registrant, Go2Net,
          Inc. and Vulcan Ventures Incorporated, dated July 7,
          1999.(2)


-------------------------

(1) Incorporated by reference to similarly numbered exhibit in Amendment No. 1 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.



(2) Incorporated by reference to similarly numbered exhibit in Amendment No. 4 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.



(3) Incorporated by reference to similarly numbered exhibit in Amendment No. 5 to Registration Statement on Form F-1 of Commtouch Software Ltd., File No. 333-78531.



 *  Filed herewith; remaining exhibits previously filed.


(b) FINANCIAL STATEMENT SCHEDULES.

     Schedule II

ITEM 17. UNDERTAKINGS.

(a) The undersigned Registrant hereby undertakes:

          (1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

             (iii) to include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any other material change to such information in the Registration Statement.

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) To file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or
     Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Palo Alto, state of California, on January 5, 2000.


                                      COMMTOUCH SOFTWARE LTD.

                                      By:         /s/ GIDEON MANTEL
                                         ---------------------------------------
                                                      Gideon Mantel
                                                 Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                       NAME                                     TITLE                    DATE
                       ----                                     -----                    ----
                 /s/ GIDEON MANTEL                     Chief Executive Officer      January 5, 2000
---------------------------------------------------          and Director
                   Gideon Mantel                         (Principal Executive
                                                               Officer)

               /s/ JAMES E. COLLINS                    Chief Financial Officer      January 5, 2000
---------------------------------------------------      (Principal Financial
                 James E. Collins                              Officer)

                 /s/ DEVYANI PATEL                            Controller            January 5, 2000
---------------------------------------------------
                   Devyani Patel

                   /s/ AMIR LEV                                Director             January 5, 2000
---------------------------------------------------
                     Amir Lev

                  /s/ YIFTAH ATIR                              Director             January 5, 2000
---------------------------------------------------
                    Yiftah Atir

                /s/ ALLAN C. BARKAT                            Director             January 5, 2000
---------------------------------------------------
                  Allan C. Barkat

                  /s/ YAIR SAFRAI                              Director             January 5, 2000
---------------------------------------------------
                    Yair Safrai

                  /s/ YOSEPH SELA                              Director             January 5, 2000
---------------------------------------------------
                    Yoseph Sela

                  /s/ THOMAS CAMP                              Director             January 5, 2000
---------------------------------------------------
                    Thomas Camp

                       NAME                                     TITLE                    DATE
                       ----                                     -----                    ----
                /s/ RICHARD SORKIN                             Director             January 5, 2000
---------------------------------------------------
                  Richard Sorkin

               /s/ JAMES E. COLLINS                      Attorney-in-fact and       January 5, 2000
---------------------------------------------------        Authorized U.S.
                 James E. Collins                           Representative

                            COMMTOUCH SOFTWARE LTD.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                           U.S. DOLLARS IN THOUSANDS

                                       BALANCE AT
                                           THE         CHARGED TO                      BALANCE AT
                                      BEGINNING OF      COSTS AND                      END OF THE
                                       THE PERIOD      EXPENSES(1)    DEDUCTIONS(2)      PERIOD
                                      -------------    -----------    -------------    ----------
Year ended December 31, 1996:
Bad debt............................       --               --             --             --
                                            ==             ===              ==             ==
Year ended December 31, 1997:
  Bad debt..........................       --              170             --             --
                                            ==             ===              ==             ==
Year ended December 31, 1998:
  Bad debt..........................       --               --             --             --
                                            ==             ===              ==             ==

-------------------------
(1) The charge refers to a write off of a bad debt as further disclosed in note 1 of the financial statements under the caption "concentration of credit risk." This amount was charged to general and administrative expenses during 1997 since an allowance for doubtful accounts was only deemed necessary during 1997, prior to year end, as it became clear that the amount had turned into a bad debt. The Company wrote off the allowance for doubtful accounts against the account receivable. This resulted in no allowance for doubtful accounts as of December 31, 1997.

(2) The deductions refer to valuation allowance for doubtful accounts which became bad debts.

                           [ERNST & YOUNG LETTERHEAD]

To: Board of Directors

Commtouch Software LTD.



We have audited the consolidated financial statements of Commtouch Software LTD. as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and have issued our report thereon dated March 15, 1999 (except for Note 11, as to which the date is July 12, 1999)(included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.


In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                  /s/ KOST, FORER & GABBAY
                                            ------------------------------------

                                                    Kost, Forer & Gabbay
                                                 A member of Ernst & Young
                                                       International

Tel-Aviv, Israel
July 12, 1999

                                 EXHIBIT INDEX


                                                                       SEQUENTIALLY
EXHIBIT                                                                  NUMBERED
NUMBER                     DESCRIPTION OF DOCUMENT                         PAGE
-------                    -----------------------                     ------------
 3.1     Memorandum of Association of the Registrant.(1)
 3.2     Articles of Association of the Registrant.(1)
 4.1     Specimen Certificate of Ordinary Shares.(1)
 4.2     Amended and Restated Registration Rights Agreement dated as of April 19, 1999.(1)
 4.2.1*  Amendment No. 1 to Amended and Restated Registration Rights
         Agreement dated as of December 29, 1999.
 4.3     Form of Tag-Along Rights (Right of First Refusal and
         Co-Sale) Agreement dated as of December 23, 1998.(1)
 4.4     Form of Drag-Along Letter dated as of April 15, 1999.(1)
 5.1*    Opinion of Naschitz, Brandes & Co., Israeli counsel to the
         Registrant, as to certain legal matters with respect to the legality of the shares.
 5.2     Security Holders letter

10.1     Registrant's 1996 CSI Stock Option Plan and forms of
         agreements thereunder.(1)
10.2     Registrant's form of Stock Option Agreement for Israeli
         Employees.(1)
10.3     Registrant's 1999 Stock Option Plan and form of agreement
         thereunder.(1)
10.4     Commtouch Software Ltd. 1999 Nonemployee Directors Stock
         Option Plan.(1)
10.5     Commtouch Software Ltd. 1999 Employee Stock Purchase Plan
         and forms thereunder.(1)
10.6     Sublease between ASCII of America, Inc. and Commtouch for
         Commtouch's offices in Santa Clara, California, dated
         December 16, 1998.(1)
10.7     Lease between DeAnza Building and Commtouch for Commtouch's offices in Sunnyvale, California, dated February 5, 1996, as amended.(1)
10.8     Form of Letter Agreement between the Registrant and U.S.
         Bancorp Piper Jaffray.(2)
10.9     Form of Customized Web-based Email Service Agreement between
         Go2Net, Inc. and the Registrant.(3)
10.9.1   Form of Share Warrant for Go2Net, Inc. to purchase ordinary shares of the Registrant.(3)
10.9.2*  Form of Share Warrant for Microsoft Corporation to purchase ordinary shares of the Registrant dated October 26, 1999.
10.9.3*  Amendment dated December 29, 1999 to Form of Share Warrant for Microsoft Corporation to purchase ordinary shares of the
         Registrant.
10.9.4*  Lockup Agreement between the Registrant and Microsoft
         Corporation dated December 29, 1999.
10.10    Form of Share Purchase Agreement among the Registrant,
         Go2Net, Inc. and Vulcan Ventures Incorporated.(3)
10.10.1  Form of Registration Rights Agreement by and among the
         Registrant, Go2Net, Inc. and Vulcan Ventures
         Incorporated.(3)
10.10.2  Form of Letter Agreement between the Registrant and Selling
         Securityholders extending deadline for SEC registration.
21.1     Subsidiaries of the Registrant.(1)
23.1*    Consent of Kost, Forer & Gabbay, independent auditors.
23.2     Consent of Naschitz, Brandes & Co. (contained in Exhibit
         5.1.)
23.3     Consent of McCutchen, Doyle, Brown & Enersen, LLP.
24.1     Power of Attorney.
99.1     Press Release of the Registrant, dated July 7, 1999.(2)

                                                                       SEQUENTIALLY
EXHIBIT                                                                  NUMBERED
NUMBER                     DESCRIPTION OF DOCUMENT                         PAGE
-------                    -----------------------                     ------------
99.2     Memorandum of Understanding between the Registrant, Go2Net,
         Inc. and Vulcan Ventures, Incorporated, dated July 7,
         1999.(2)

-------------------------

 *  Filed herewith; remaining exhibits previously filed.



(1) Incorporated by reference to similarly numbered exhibit in Amendment No. 1 to Registration Statement on Form F-1 of Commtouch Software, Ltd., File No. 333-78531.



(2) Incorporated by reference to similarly numbered exhibit in Amendment No. 4 to Registration Statement on Form F-1 of Commtouch Software, Ltd., File No. 333-78531.



(3) Incorporated by reference to similarly numbered exhibit in Amendment No. 5 to Registration Statement on Form F-1 of Commtouch Software, Ltd., File No. 333-78531.


                                       E-2